03017287

MAR 13 2003

P.E. 12/31/02

HARLEYSVILLE NATIONAL CORPORATION

Real Life
Financial Solutions℠



ANNUAL REPORT 2002

FINANCIAL RATIOS AND SUMMARY OF KEY INFORMATION

Harleysville National Corporation and Subsidiaries

(Dollars in thousands, except per share data and average shares outstanding)	YEAR ENDED DECEMBER 31, **2002**	2001	2000
PER SHARE INFORMATION			
Diluted*	$ 1.67	$ 1.46	$ 1.31
Basic*	1.72	1.50	1.31
Cash dividends paid*	0.71	0.62	0.54
Book value (at year-end)	10.84	9.71	8.93
MARKET VALUE			
Bid price of common stock (high)*	$ 27.25	$ 25.42	$ 16.52
Bid price of common stock (low)*	20.95	16.13	10.77
Weighted average diluted shares outstanding*	19,700,487	19,698,964	19,486,473
Weighted average basic shares outstanding*	19,121,778	19,221,254	19,464,230
AVERAGE BALANCE SHEET			
Loans	$ 1,333,300	$ 1,264,750	$ 1,166,684
Earning assets	2,181,715	1,944,961	1,739,068
Total assets	2,309,422	2,058,738	1,843,525
Deposits	1,808,390	1,599,515	1,436,781
Interest-bearing liabilities and demand deposits	2,055,611	1,825,762	1,655,592
Shareholders' equity	198,373	182,178	154,547
SELECTED OPERATING RATIOS			
Return on average assets	1.43 %	1.40 %	1.39 %
Return on average shareholders' equity	16.60 %	15.82 %	16.57 %
Leverage (assets divided by shareholders' equity)	12.08	11.67	11.15
Average shareholders' equity as a percentage of:			
Average loans	14.88 %	14.40 %	13.25 %
Average deposits	10.97	11.39	10.76
Average assets	8.59	8.85	8.38
Average earning assets	9.09	9.37	8.89
Dividend payout ratio	40.94	41.27	40.74
Average total loans as a percentage of average deposits and borrowed funds	64.86	69.27	70.47
Net interest margin on average earning assets:			
Interest income**	6.41 %	7.43 %	7.92 %
Interest expense	(2.41)	(3.34)	(3.78)
Net interest margin**	4.00	4.09	4.14
Noninterest margin	(1.55)	(1.87)	(1.87)

*Adjusted for 5% stock dividends effective 9/16/02 and 11/9/00 and a 100% stock dividend effective 8/10/01.

** Tax Equivalent Basis

Graphs reflect actual year-end balances.


ASSETS
1.31
1.77
2.21
2.49
1997
1999
2001
2002


LOANS
8.52
1.12
1.32
1.33
1997
1999
2001
2002


DEPOSITS
1.09
1.34
1.75
1.98
1997
1999
2001
2002


SHAREHOLDERS' EQUITY
137
147
189
206
1997
1999
2001
2002


NET INCOME
19.0
23.2
28.8
3
1997
1999
2001
2

DEAR HNC SHAREHOLDERS:

- For the 27th consecutive year, Harleysville National Corporation achieved record earnings!
- For the 28th consecutive year, we paid record dividends to you, our shareholders, including a special cash dividend of $.03 per share paid in December 2002.
- Harleysville National Corporation moved up four places to #8 on the "Super 50 Team" in *America's Finest Companies.** Only 20 companies out of more than 19,000 (less than one tenth of 1%) publicly traded firms in the entire United States made the "Super 50 Team." This elite group has achieved the remarkable combined total of at least 50 consecutive years of higher earnings and dividends per share.

**America's Finest Companies is a publication that tracks high performing companies and is produced by Bill Staton, Chairman of Staton Investment Management in Charlotte, N.C.*

- HNC was also recognized in *America's Finest Companies* as one of "America's Smartest Companies" and placed on the "Earnings All Star" list for the 11th straight year, moving from 13th to 11th place in 2002.
- *U.S. Banker* featured HNC in the top 30 performance rankings of U.S. mid-size banks.
- The *ABA Banking Journal* featured Harleysville National Corporation in the top 100 of "Banking's Top Performers."
- HNC's lead bank, Harleysville National Bank and Trust Company (HNB), ranked third nationwide in the *Independent Banker* magazine's prestigious member list that compares banks over $1 billion in assets based on Return on Equity (ROE). HNB was also rated #11 based on Return on Assets (ROA).
- Harleysville National Corporation was listed by Wall-Street.com as one of "America's Top Growth Companies." Nearly every actively traded corporation in America was analyzed for exceptional long-term sales growth, recent growth trends, size and stock price. Only 15% are selected.

2002
WHAT A YEAR!

- **Interest rates reached the lowest levels we have seen in 40 years.**
- **The stock market finished down for the third consecutive year.**
- **The economy continued its painfully slow recovery.**
- **Unemployment was up and consumer confidence was down.**

Harleysville National Corporation (HNC) fortunately was able to buck the trends, stay on course and finish among the best of our peers.

CASH DIVIDENDS


0.39
0.49
0.62
0.71
1997
1999
2001
2002
Per Share

DILUTED EARNINGS


0.98
1.19
1.46
1.67
1997
1999
2001
2002
Per Share



"The goal of Harleysville National Corporation is to provide Real Life Financial Solutions to families and businesses in Eastern Pennsylvania while providing financial rewards to our shareholders."

– Walter E. Daller, Jr.
Chairman, President and Chief Executive Officer

HNC's Strong Financial Performance Continues

27 Years of Record Earnings

Net income for 2002 was $32,927,000, an increase of 14.3% over the $28,820,000 earned in 2001, and a new earnings record. Diluted earnings per share of $1.67 in 2002 increased 14.4% from $1.46 in 2001. Basic earnings per share in 2002 were $1.72, up 14.7% compared to $1.50 in 2001. Fourth quarter diluted earnings per share of $.42 increased from $.38 in the fourth quarter of 2001, a 10.5% rise. Basic earnings per share were $.43, up 10.3% from $.39 in the fourth quarter of 2001.

Our Return on Equity (ROE) for 2002 was 16.60%, compared to 15.82% in 2001. The ratio of overhead expense to average assets of 2.44% as of December 31, 2002, improved from 2.67% at December 31, 2001. The 2002 ratio was well below our peer ratio of 3.06% at September 30, 2002. These ratios, critical from a shareholder's perspective, place us near the top of our class.

Stock Performance and Dividends

HNC's common stock closed at $26.53 at year-end 2002, up 18.3% over last year's closing price of $22.43. Because of our strong performance, a 5% stock dividend was paid in September and a $.03 special cash dividend was paid in December. Cash dividends for 2002 totaled $.71, a 14.5% increase from the $.62 per share paid in 2001.

By the end of 2002, HNC had purchased 569,107 shares in our ongoing stock repurchase program. Since launching the stock repurchase program in late 2000, we have purchased nearly 60% of the number of shares originally targeted.

Board Changes

Several changes on our Boards of Directors occurred during 2002.

Walter R. Bateman II, Chairman of the Board, President, and Chief Executive Officer of Harleysville Group Inc. (insurance) was appointed to the boards of both Harleysville National Corporation and Harleysville National Bank and Trust Company.

Stephanie S. Mitchell, Corporate Secretary of R.C. Smith Industries, Inc. and Corporate Secretary and Treasurer of Cole Candy & Tobacco Co., Inc., was appointed to the board of HNC and Security National Bank.

Gregg J. Wagner, Executive Vice President and Chief Financial Officer of Harleysville National Bank and Trust Company was appointed to the

10-YEAR STOCK PRICE


26.53
22.43
18.14
14.74
11.17
8.30
1993
1995
1997
1999
2001
2002
Year-end Per Share Price

Board of Directors of Security National Bank and also appointed Treasurer of HNC. Mikkalya W. Murray, Executive Vice President and Chief Credit Officer of Harleysville National Bank and Trust Company was appointed to the Board of Directors of Citizens National Bank. I welcome Walter, Stephanie, Gregg and Mik as Directors. They bring a wealth of experience in business and finance and I look forward to working with each of them.

Thomas S. McCready retired in December. He had served on the Harleysville National Corporation board since 1996 and on the Citizens National Bank board since 1959, holding the position of Chairman for the last 17 years. We truly appreciate the contributions he has made to our organization throughout his years of service. Tom will continue as Director Emeritus on the HNC board.

We regret to report that Walter F. Vilsmeier, Director Emeritus, who had served on the HNC and HNB boards since 1987, passed away in November. During his career, he formed several companies that auctioned construction equipment and belonged to numerous organizations in Montgomery County. He was a good friend, a staunch supporter of HNC, and will be missed and remembered for being a special person.

Low Interest Rates and a Challenging Economy

During 2002, the U.S. economy remained sluggish as accounting scandals, a big drop in stock prices and the potential for war shook consumer and business confidence. The Federal Reserve Bank reduced its target rate for overnight bank loans by half a point on November 6th to 1.25 percent, the lowest level in over 40 years. Despite the magnitude of this latest reduction, and the many smaller ones preceding it, we saw little demand for loans by year-end, except for residential mortgage lending, refinancing and home equity loans, where all our banks showed marked increases. While our company benefited from this activity, consumers certainly did also, consolidating and refinancing with lower rates, shorter terms, and smaller payments.

But, commercial and industrial loan demand remained soft in the Philadelphia area, and nationally, as businesses were reluctant to spend on capital goods or inventory accumulation. HNC was able to attain modest loan growth of 1.3% as our people worked diligently through our decentralized lending structure to quickly approve and process loans.

There is hope, however, that the recent monetary policy actions of the Fed and the just announced fiscal policy initiatives of President Bush's economic stimulus plan will be enough to offset the general feeling that economic growth remains quite fragile. On the other hand, the potential for a war with Iraq (and a growing concern with North Korea), could result in higher energy costs and impact an already gloomy consumer spending picture. One of the largest concerns on consumers' minds continues to be the weak labor market and the loss of jobs it has meant for many.

During 2002, the instability of the markets reminded many consumers just how attractive our Banks' FDIC-insured deposits can be. Even as banks offered low interest rates on deposits, we saw an influx of new money as customers were looking for a "safe haven" in which to invest their funds.

Loan Quality Improves

Overall, 2002 was not noted for growth in loan volumes, but fortunately, HNC was able to improve on loan quality. The ratio of the allowance for loan losses to nonperforming loans of 272.8% at December 31, 2002, increased from 187.9% last year. Nonperforming assets as a percentage of total assets at December 31, 2002, improved also, decreasing to .27% from .40% at December 31, 2001. Our allowance for loan losses is well positioned to protect shareholders' equity against inherent credit risk.

Fueling Fee Income

We continue to look to the Investment Management and Trust Division to grow fee income. This division posted very modest growth in asset management and trust revenues as a result of a decline in the market value of assets. There was, however, stronger demand for fixed annuity products provided by the retail investment group of this division, which was formed two years ago.

The Investment Management and Trust Division expanded during 2002 with the launch of two new initiatives to support our efforts to grow fee income. In June, Harleysville Wealth Management was formed serving the greater Lehigh Valley region as both a division of Harleysville National Bank and Trust Company and an affiliate of Citizens National Bank. Two managing directors, already established in the Lehigh Valley area, were hired to provide a complete menu of investment management solutions to individuals and businesses in that region. Also added during 2002 was a new financial planning service that delivers comprehensive and objective financial, estate, tax and retirement planning for individuals and business owners with complex needs.

Building a Sales Culture Throughout HNC

We recognize that we compete in one of the richest market areas in Pennsylvania. New businesses, housing developments, and yes, bank branches are sprouting up throughout our market area.

In January 2002, HNC created a new position of Retail Sales Director to focus our company on the need to sharpen our sales skills to continue to thrive in this rapidly changing environment. We believe that each employee can make a difference in the continued success of our company by effectively selling more products and services to the businesses and households in our communities. A commitment to ongoing training and programs that measure and reward results, supported by strategic marketing and product development, will bring about the enhanced value we want to provide for our customers. We have already begun to see results with increased referrals to our Investment Management and Trust Division, including ICBA Financial Services.

Technology is integral to the success of our sales culture. In December, each HNC bank installed new loan processing software, and a deposit module will be added during mid-2003. Enhanced automation and streamlined paperwork give our staff more time to discover other financial needs of our clients, and *Real Life Financial Solutions*℠ to meet them. With our historical reputation for great customer service, we are sure it will bring solid results.

Providing Real Life Financial Solutions and Shareholder Value

Our goal is to provide *Real Life Financial Solutions*℠ to families and businesses in Eastern Pennsylvania while providing financial rewards to our shareholders. As always, we deeply appreciate your investment in Harleysville National Corporation. We also appreciate the dedication of the more than 700 employees of HNC. Their commitment to our customers, to our banks, and our shareholders is vital to Harleysville National Corporation continuing its growth and prosperity well into the future.



Walter E. Daller, Jr.
Chairman, President and Chief Executive Officer

The banks of Harleysville National Corporation have 40 locations throughout Eastern Pennsylvania.


Wayne
Monroe
Carbon
Northampton
Schuylkill
Lehigh
Berks
Bucks
Montgomery
Chester

MAP OF SERVICE AREA

▲ CITIZENS NATIONAL BANK LOCATIONS

● HARLEYSVILLE NATIONAL BANK LOCATIONS

■ SECURITY NATIONAL BANK LOCATIONS

□ SNB LOCATION — *Coming Soon*


PENNSYLVANIA

CORPORATE DIRECTORY

The Board of Directors

Walter E. Daller, Jr.
Chairman

William M. Yocum

Harold A. Herr

Palmer E. Retzlaff

Henry M. Pollak

LeeAnn Bergey

James A. Wimmer

Walter R. Bateman, II

Stephanie S. Mitchell

Thomas S. McCready
Director Emeritus

Executive Officers

Walter E. Daller, Jr.
Chairman, President and Chief Executive Officer of Harleysville National Corporation; Chairman of Harleysville National Bank and Trust Company

D. M. Takes
Vice President of Harleysville National Corporation; President and Chief Executive Officer of Harleysville National Bank and Trust Company

Fred C. Reim, Jr.
President and Chief Executive Officer of Security National Bank

Thomas D. Oleksa
President and Chief Executive Officer of Citizens National Bank

Gregg J. Wagner
Treasurer of Harleysville National Corporation; Executive Vice President and Chief Financial Officer of Harleysville National Bank and Trust Company

Mikkalya W. Murray
Executive Vice President and Chief Credit Officer of Harleysville National Bank and Trust Company

Jo Ann M. Bynon
Secretary of Harleysville National Corporation; Secretary and Vice President of Harleysville National Bank and Trust Company

HARLEYSVILLE NATIONAL CORPORATION

HARLEYSVILLE NATIONAL CORPORATION

2002 ANNUAL REPORT
ON FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K
(Mark One)

☑ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.**

OR

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [NO FEE REQUIRED] for the transition period from to .**

Commission file number 0-15237

Harleysville National Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	23-2210237 (I.R.S. Employer Identification No.)
483 Main Street, Harleysville, Pennsylvania (Address of principal executive offices)	19438 (Zip Code)

(215) 256-8851
Registrant's telephone number, including area code:

Securities registered pursuant to Section 12(b) of the Act: N/A

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $1.00 par value
Title of Class

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act.) Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

State the aggregate market value of the voting stock held by nonaffiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing.

$427,670,000 as of February 21, 2003

Indicate the number of shares outstanding of each class of the registrant's classes of common stock, as of the latest practicable date.

19,018,206 shares of Common Stock, $1 par value per share,
were outstanding as of February 21, 2003

DOCUMENTS INCORPORATED BY REFERENCE:

1. Portions of the Registrant's Annual Report to Shareholders for the fiscal year ended December 31, 2002 are incorporated by reference into Part II of this report.

2. Portions of the Registrant's Definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held April 8, 2003 are incorporated by reference into Part III of this report.

HARLEYSVILLE NATIONAL CORPORATION

Index

Form 10-K Cross Reference Sheet of Material Incorporated by Reference

The following table shows the location in this Annual Report on Form 10-K or the accompanying Proxy Statement of the information required to be disclosed by the United States Securities and Exchange Commission ("SEC") in Form 10-K. Where indicated below, information has been incorporated by reference in this Report from the Proxy Statement. Other portions of the Proxy Statement are not included in this Report. This Report is not part of the Proxy Statement. References are to pages in this report unless otherwise indicated.

	Item of Form 10-K	Location
PART I.		
Item 1.	Business	"Forward-Looking Statements" on page 3 and "Business" on pages 26 and 49.
Item 2.	Properties	"Properties" on pages 53 and 54
Item 3.	Legal Proceedings	"Legal Proceedings" on page 54.
Item 4.	Submission of Matters to a Vote of Security Holders	Not applicable. No matter was submitted to a vote of security holders during the fourth quarter of 2002.
PART II.		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	"Securities Listing, Prices, and Dividends" on page 21.
Item 6.	Selected Financial Data	"Five Year Summary of Selected Financial Data" on page 4.
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	"Forward-Looking Statements" on page 3, "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 4 through 21.
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	"Market Risk Management" on pages 16 through 18.
Item 8.	Financial Statements and Supplementary Data	Pages 22 through 47.
Item 9.	Changes in and Disagreements with Accountants On Accounting and Financial Disclosure	Not applicable. During the past two years or any subsequent period there has been no change in or reportable disagreement with the certifying accountants for Harleysville National Corporation or any of its subsidiaries.
PART III.		
Item 10.	Directors and Executive Officers of the Registrant	Information regarding Directors is included in the Proxy Statement on pages 6 through 9.
		Information regarding executive officers is included under the caption "Executive Officers" on page 55 of this Report.
Item 11.	Executive Compensation	Information regarding executive compensation is included in the Proxy Statement on pages 10 through 18.
Item 12.	Security Ownership of Certain Beneficial Owners and Management	Information regarding security ownership of certain beneficial owners and management is included in the Proxy Statement on page 6.
Item 13.	Certain Relationships and Related Transactions	Information regarding certain relationships and related transactions is included in the Proxy Statement on Page 21 and on page 35 of this Form 10-K.
Item 14.	Controls and Procedures	Pages 63 and 64
PART IV.		
Item 15.	Exhibits, Financial Statement Schedules, And Reports on Form 8-K	Pages 56 and 58
Signatures		Signatures on pages 57

Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements. We have made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Harleysville National Corporation and its subsidiaries. When we use words such as "believes," "expects," "anticipates," or similar expressions, we are making forward-looking statements.

Shareholders should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect the future financial results of the Corporation and its subsidiaries and could cause those results to differ materially from those expressed in our forward-looking statements contained or incorporated by reference in this document. These factors include the following:

- operating, legal and regulatory risks;
- economic, political and competitive forces affecting our banking, securities, asset management and credit services businesses and;
- the risk that our analysis of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful

The SEC has not approved or disapproved this Report or passed upon its accuracy or adequacy.

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SUMMARY OF OPERATIONS

(Dollars in thousands, except per share data and average shares outstanding)	Year Ended December 31, 2002	2001	2000	1999	1998
Income and expense					
Interest income	$ 132,630	$ 138,679	$ 131,811	$ 114,167	$ 102,005
Interest expense	52,610	64,937	65,774	50,649	44,372
Net interest income	80,020	73,742	66,037	63,518	57,633
Provision for loan losses	4,370	3,930	2,312	2,153	2,288
Net interest income after provision for loan losses	75,650	69,812	63,725	61,365	55,345
Noninterest income	22,523	22,225	12,206	10,535	10,520
Noninterest expense	56,297	55,043	44,677	41,976	38,446
Income before income tax expense	41,876	36,994	31,254	29,924	27,419
Income tax expense	8,949	8,174	5,650	6,686	6,661
Net income	$ 32,927	$ 28,820	$ 25,604	$ 23,238	$ 20,758
Per Share*					
Diluted earnings	$ 1.67	$ 1.46	$ 1.31	$ 1.19	$ 1.07
Basic earnings	1.72	1.50	1.31	1.19	1.07
Cash dividends paid	0.71	0.62	0.54	0.49	0.43
Diluted average shares outstanding	19,700,487	19,698,964	19,486,473	19,499,006	19,484,207
Basic average shares outstanding	19,121,778	19,221,254	19,464,230	19,474,134	19,451,920
Average balance sheet					
Loans	$ 1,333,300	$ 1,264,750	$ 1,166,684	$ 1,031,055	$ 894,758
Investments	823,004	660,983	562,508	515,006	427,850
Other interest-earning assets	25,411	19,228	9,876	20,133	31,698
Total assets	2,309,422	2,058,738	1,843,525	1,639,041	1,413,772
Deposits	1,808,390	1,599,515	1,436,781	1,267,936	1,144,822
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	5,000	4,204	—	—	—
Other interest-bearing liabilities	242,221	222,043	218,811	194,887	99,416
Shareholders' equity	198,373	182,178	154,547	148,636	142,959
Balance sheet at year-end					
Loans	$ 1,333,292	$ 1,316,609	$ 1,212,055	$ 1,118,816	$ 956,867
Investments	971,467	732,470	601,460	530,895	491,942
Other interest-earning assets	41,910	19,650	3,507	13,837	23,886
Total assets	2,490,864	2,208,971	1,935,213	1,767,667	1,541,449
Deposits	1,979,822	1,746,862	1,489,050	1,341,437	1,211,326
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	5,000	5,000	—	—	—
Other interest-bearing liabilities	248,906	210,820	231,388	251,597	151,628
Shareholders' equity	206,206	189,349	173,536	146,663	149,572

* Adjusted for 5% stock dividends effective 9/16/02, 11/9/00 and 9/30/99, and a 100% stock dividend effective 8/10/01

The following is management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in its accompanying consolidated financial statements for the Corporation, the Banks, HNC Financial Company and HNC Reinsurance Company. The Corporation's consolidated financial condition and results of operations consist almost entirely of the Banks' financial condition and results of operations. Current performance does not guarantee, and may not be indicative of, similar performance in the future.

Introduction

The Corporation recorded record earnings and improved loan quality during a very difficult economic environment in 2002. The earnings were primarily driven by the growth in earning assets and our continued efforts to control expenses. The net income in 2002 was 14.3% higher than 2001. The 2002 earnings continued our four-year record of achieving net income growth greater than 10%. Improved credit quality was also a highlight of 2002. Net loans charged off in 2002 were less than 2001 and the level of nonperforming loans and leases also decreased.

The Corporation's net income of $32,927,000 in 2002, increased 14.3% compared to the $28,820,000 reported in 2001. Diluted earnings of $1.67 per share in 2002 increased 14.4% from $1.46 in 2001. Basic earnings per share in 2002 were $1.72 compared to $1.50 in 2001. Net interest income grew $6,278,000, as a result of the 12.2% rise in average earning assets. Other operating income of $19,048,000 earned in 2002, net of security gains, increased $1,452,000, or 8.3%, compared to 2001, primarily due to both higher service charges and bank-owned life insurance (BOLI) income. The 2002 other operating expense grew only 2.3% compared to 2001.

The 2002 results were also reflected in the Corporation's loan quality. Key loan quality performance ratios at December 31, 2002, reflected the improvement over 2001 performance ratios. The ratio of net charged off loans to average loans outstanding for 2002 was 0.21%, compared to 0.28% during 2001. The ratio of the allowance for loan losses to nonperforming loans and leases of 272.8% at December 31, 2002, improved from the 187.9% at December 31, 2001.

Interest-Earning Assets and Interest-Bearing Liabilities

The 2002 average interest-earning assets of $2,181,715,000 in 2002, increased $236,754,000, or 12.2%, compared to $1,944,961,000 in 2001. The increase was primarily due to the growth in the average investment portfolio. During 2002, the average balance of investments increased $162,021,000, or 24.5%, the average loan portfolio grew $68,550,000, or 5.4% and average other earning assets grew $6,183,000, or 32.2%. Average interest-earning assets were $1,739,068,000 in 2000.

The level of average interest-bearing liabilities totaled $1,817,932,000 in 2002, an increase of $211,538,000, or 13.2%, compared to 2001. Contributing to this rise were increases in savings deposits, time deposits and other borrowings of $121,556,000, $69,008,000, and $20,974,000, respectively. Average interest-bearing liabilities were $1,450,814,000 in 2000.

Investment Securities

SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires, among other things, that debt and equity securities classified as available for sale be reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The net effect of unrealized gains or losses, caused by marking an available for sale portfolio to market, causes fluctuations in the level of shareholders' equity and equity-related financial ratios as market interest rates cause the fair value of fixed-rate securities to fluctuate.

Investment securities grew 32.6% from $732,470,000 at December 31, 2001 to $971,467,000 at December 31, 2002. This rise was primarily driven by the strong growth in deposits and the lower demand for loans in 2002. The investment securities available for sale increased $242,685,000 and the investment securities held to maturity decreased $3,688,000. During 2002, $897,327,000 of securities available for sale were sold which generated a pretax gain of $3,475,000. In comparison, $468,270,000 securities available for sale were sold during 2001 to generate a pretax gain of $4,629,000. The Corporation sells investment securities available for sale to fund the purchase of other securities in an effort to enhance the overall return of the portfolio, and to reduce the interest rate risk within different interest rate environments.

Table 1 Investment Portfolio

The following table shows the carrying value of the Corporation's investment securities held to maturity:

	2002	2001	2000
	(Dollars in Thousands)		
U.S. Treasury notes	$ —	$ —	$ 500
Obligations of states and political subdivisions	20,410	22,997	25,803
Mortgage-backed securities	1,451	2,552	3,437
Other securities	550	550	1,101
Total	$22,411	$26,099	$30,841

The following table shows the carrying value of the Corporation's investment securities available for sale:

	2002	2001	2000
	(Dollars in Thousands)		
U.S. Treasury notes	$ 18,434	$ 31,093	$ 40,359
Obligations of other U.S. Government agencies and corporations	18,509	26,980	38,610
Obligations of states and political subdivisions	333,663	180,658	195,073
Mortgage-backed securities	517,428	406,178	227,483
Other securities	61,022	61,462	69,094
Total	$949,056	$706,371	$570,619

Table 2 There are no significant concentrations of securities (greater than 10% of shareholders' equity) in any individual security issuer. The maturity analysis of investment securities held to maturity, including the weighted average yield for each category as of December 31, 2002, is as follows:

	Under 1 year	1-5 Years	5-10 Years	Over 10 years	Total
	(Dollars in thousands)				
Obligations of states and political subdivisions:					
Carrying value	$ 488	$16,510	$3,412	$—	$20,410
Weighted average yield	9.00%	8.49%	8.71%	—%	8.53%
Weighted average maturity					3 yrs 2 mos
Mortgage-backed securities:					
Carrying value	300	1,151	—	—	1,451
Weighted average yield	7.59%	7.86%	—%	—%	7.80%
Weighted average maturity					1 yr 9 mos
Other securities:					
Carrying value	550	—	—	—	550
Weighted average yield	6.84%	—%	—%	—%	6.84%
Weighted average maturity					0 yrs 10 mos
Total:					
Carrying value	$1,338	$17,661	$3,412	$—	$22,411
Weighted average yield	7.80%	8.45%	8.71%	—%	8.44%
Weighted average maturity					3 yrs 0 mos

The maturity analysis of securities available for sale, including the weighted average yield for each category, as of December 31, 2002 is follows:

	Under 1 year	1-5 Years	5-10 years	Over 10 years	Total
	(Dollars in thousands)				
U.S. Treasury notes:					
Amortized cost	$ 17,967	$ —	$ —	$ —	$17,967
Weighted average yield	6.11%	—%	—%	—%	6.11%
Weighted average maturity					0 yrs 6 mos
Obligations of other U.S. Government agencies and corporations:					
Amortized cost	9,550	3,440	—	5,399	18,389
Weighted average yield	4.10%	5.31%	—%	5.17%	4.64%
Weighted average maturity					4 yrs 5 mos
Obligations of states and political subdivisions:					
Amortized cost	3,924	98,590	169,791	58,784	331,089
Weighted average yield	6.98%	7.48%	7.10%	6.96%	7.18%
Weighted average maturity					6 yrs 3 mos
Mortgage-backed securities:					
Amortized cost	231,177	195,251	16,635	70,553	513,616
Weighted average yield	2.64%	4.32%	4.39%	4.74%	3.63%
Weighted average maturity					4 yrs 2 mos

	Under 1 year	1-5 Years	5-10 years	Over 10 years	Total
	(Dollars in thousands)				
Other securities:					
Amortized cost	1,525	22,710	2,000	31,088	57,323
Weighted average yield	6.67%	6.51%	6.75%	5.36%	5.91%
Weighted average maturity					8 yrs 2 mos
Total:					
Amortized cost	$264,143	$319,991	$188,426	$165,824	$938,384
Weighted average yield	3.02%	3.49%	6.86%	5.21%	4.34%
Weighted average maturity					5 yrs 7 mos

Loans

Total loans in 2002 grew a modest 1.4% as a result of the continued slow down in the economy, the planned runoff of indirect consumer loans and vehicle leases and the reduction in the mortgage portfolio relating to refinancing. These reductions in loans were offset by increases in commercial loans and home equity loans.

Total loans grew $18,022,000 or 1.4%, from $1,313,934,000 at December 31, 2001, to $1,331,956,000 at December 31, 2002. The growth in loans was primarily the result of increases in commercial, consumer and real estate loans. During 2002, commercial loans, consumer and real estate loans grew $26,891,000, $7,217,000 and $4,377,000 respectively. The growth in real estate loans was in commercial mortgages, partially offset by a reduction in residential mortgages. As a result of the low mortgage rate-driven refinancing activity during 2002, many of the higher rate mortgages in the Banks' portfolios were refinanced into lower rate mortgages. In an effort to reduce interest rate risk, these loans were sold and not added to our mortgage portfolio. Residential mortgages sold during 2002 were $136,202,000 compared to $36,116,000 in 2001.

The growth in consumer loans was due to the growth in home equity lines of credit, partially offset by a reduction in direct consumer loans and indirect automobile dealer loans. The reduction in indirect automobile dealer loans was primarily related to the financing incentives offered by the vehicle manufacturers and the overall increased competition in this market segment during 2002.

Table 3 The following table shows the composition of the Banks' Loans:

	December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Real estate	**$ 422,268**	$ 417,891	$ 369,831	$ 368,177	$338,332
Commercial and industrial	**376,029**	349,138	296,168	282,799	259,161
Consumer loans	**446,505**	439,288	427,518	372,359	294,001
Lease financing	**87,154**	107,617	116,088	94,909	68,753
Total loans	**$1,331,956**	$1,313,934	$1,209,605	$1,118,244	$960,247

Table 4 The following table details maturities and interest sensitivity of real estate, commercial and industrial, consumer loans and lease financing at December 31, 2002:

	Within 1 year	1-5 Years	Over 5 years	Total
	(Dollars in thousands)			
Real estate	$185,707	$189,374	$47,187	$ 422,268
Commercial and industrial	300,071	75,958	—	376,029
Consumer	328,444	118,061	—	446,505
Lease financing	72,279	14,875	—	87,154
Total	$886,501	$398,268	$47,187	$1,331,956
Loans with variable or floating interest rates	$405,382	$ 62,928	$ —	$ 468,310
Loans with fixed predetermined interest rates	481,119	335,340	47,187	863,646
Total	$886,501	$398,268	$47,187	$1,331,956

Table 5 The following table details those loans that were placed on nonaccrual status, or were delinquent by 90 days or more and still accruing interest:

	December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Nonaccrual loans	$5,109	$6,354	$5,370	$3,690	$3,741
Delinquent loans	1,193	1,926	514	565	1,643
Total	$6,302	$8,280	$5,884	$4,255	$5,384

The Banks had no concentration of loans to individual borrowers which exceeded 10% of total loans at December 31, 2002 and 2001. The Banks actively monitor the risk of this loan concentration. The Banks have no foreign loans, and the impact of nonaccrual and delinquent loans on total interest income was not material.

A loan is generally classified as nonaccrual when principal or interest has consistently been in default for a period of 90 days or more or because of a deterioration in the financial condition of the borrower or payment in full of principal or interest is not expected. Delinquent loans past due 90 days or more and still accruing interest are loans that are generally well-secured and expected to be restored to a current status in the near future.

The Corporation experienced an improvement in asset quality in 2002, compared to 2001. Nonperforming assets (nonaccruing loans, loans 90 days or more past due and net assets in foreclosure) were 0.27% of total assets at December 31, 2002, compared to 0.40% at December 31, 2001, and 0.32% at December 31, 2000. The ratio of the allowance to nonperforming loans (nonaccruing loans and loans 90 days or more past due) was 272.8% at December 31, 2002, compared to 187.9% at December 31, 2001, and 258.5% at December 31, 2000.

Nonaccruing loans of $5,109,000 at December 31, 2002, decreased $1,245,000 from the December 31, 2001, balance of $6,354,000. The decrease in nonaccruing was across all loan categories. The December 31, 2001, balance of nonaccrual loans was $984,000 more than the December 31, 2000, balance of $5,370,000. During 2002, interest accrued on nonaccruing loans and not recognized as interest income was $372,000, and interest paid on nonaccruing loans of $15,000 was recognized as interest income.

Net assets in foreclosure totaled $390,000 as of December 31, 2002, a decrease of $219,000 from the December 31, 2001, balance of $609,000. During 2002, sales of foreclosed properties totaled $1,212,000, transfers from loans to assets in foreclosure were $1,091,000 and write-downs of assets in foreclosure equaled $98,000. Efforts to liquidate assets acquired in foreclosure are proceeding as quickly as potential buyers can be located and legal constraints permit. Generally accepted accounting principles require foreclosed assets to be carried at the lower of cost (lesser of carrying value of asset or fair value at date of acquisition) or estimated fair value, less selling costs.

Loans past due 90 days or more and still accruing interest are loans that are generally well secured and are in the process of collection. As of December 31, 2002, loans past due 90 days or more and still accruing interest were $1,193,000, compared to $1,926,000 as of December 31, 2001. This decrease was primarily the result of a reduction in commercial real estate related loans past due 90 days. Loans past due December 31, 2000 were $514,000.

The Banks use the reserve method of accounting for credit losses. The balance in the allowance for loan and lease losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. Additions to the allowances are charged to operations. The allowance for loan losses grew 10.5% from $15,558,000 at December 31, 2001, to $17,190,000 at December 31, 2002. The allowance for loan losses to nonperforming loans at December 31, 2002 was 272.8%, compared to 187.9.3% at December 31, 2001.

Table 6 Analysis of Credit Risk

	December 31, 2002	December 31, 2001	December 31, 2000
Non-accrual loans and leases	$5,109,000	$6,354,000	$5,370,000
Loans and leases 90 days or more past due	1,193,000	1,926,000	514,000
Total nonperforming loans and leases	6,302,000	8,280,000	5,884,000
Net assets in foreclosure	390,000	609,000	288,000
Total nonperforming assets	$6,692,000	$8,889,000	$6,172,000
Allowance for loan and lease losses to nonperforming loans and leases	272.8%	187.9%	258.5%
Nonperforming loans and leases to total net loans and leases	0.47%	0.63%	0.49%
Allowance for loan and lease losses to total loans and leases	1.29%	1.18%	1.25%
Nonperforming assets to total assets	0.27%	0.40%	0.32%

Allowance for Loan Losses

Table 7 A summary of the allowance for loan losses is as follows:

	December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Average loans	$1,333,300	$1,264,750	$1,166,684	$1,031,055	$894,758
Allowance, beginning of period	15,558	15,210	14,887	14,245	13,107
Loans charged off:					
Commercial and industrial	108	494	123	108	217
Consumer	2,589	2,594	1,470	632	647
Real estate	352	498	610	833	442
Lease financing	828	1,075	450	226	145
Total loans charged off	3,877	4,661	2,653	1,799	1,451
Recoveries:					
Commercial and industrial	105	38	60	28	94
Consumer	786	607	289	112	100
Real estate	163	328	274	96	89
Lease financing	85	106	41	52	18
Total recoveries	1,139	1,079	664	288	301
Net loans charged off	2,738	3,582	1,989	1,511	1,150
Provision for loan losses	4,370	3,930	2,312	2,153	2,288
Allowance, end of period	$ 17,190	$ 15,558	$ 15,210	$ 14,887	$ 14,245
Ratio of net charge offs to average loans outstanding	0.21%	0.28%	0.17%	0.15%	0.13%

Table 8 The following table sets forth an allocation of the allowance for loan losses by category. The specific allocations in any particular category may be reallocated in the future to reflect then current conditions. Accordingly, management considers the entire allowance to be available to absorb losses in any category.

	December 31,									
	2002		2001		2000		1999		1998	
	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans
	(Dollars in thousands)									
Real estate	$ 2,980	33%	$ 2,874	32%	$ 3,116	31%	$ 2,661	33%	$ 3,059	35%
Commercial and industrial	5,248	27%	5,482	26%	7,021	24%	6,775	25%	5,999	27%
Consumer	7,392	33%	5,432	34%	4,450	35%	4,634	33%	4,635	31%
Lease financing	1,570	7%	1,770	8%	623	10%	817	9%	552	7%
Total	$17,190	100%	$15,558	100%	$15,210	100%	$14,887	100%	$14,245	100%

Allowance for Credit Losses

The Banks use the reserve method of accounting for credit losses. The balance in the allowance for loan and lease losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. Increases to the allowance for loan and lease losses are made by charges to the provision for credit losses. Credit exposures deemed to be uncollectible are charged against the allowance for credit losses. Recoveries of previously charged-off amounts are credited to the allowance for credit losses.

While management considers the allowance for loan and lease losses to be adequate based on information currently available, future additions to the allowance may be necessary due to changes in economic conditions or management's assumptions as to future delinquencies, recoveries and losses and management's intent with regard to the disposition of loans and leases. In addition, the OCC, as an integral part of their examination process, periodically reviews the Banks' allowance for loan losses. The OCC may require the Banks to recognize additions to the allowance for credit losses based on their judgements about information available to them at the time of their examination.

The Banks' allowance for loan and lease losses is the accumulation of various components that are calculated based on various independent methodologies. All components of the allowance for credit losses are an estimation. Management bases its recognition and estimation of each allowance component on certain observable data that it believes is the most reflective of the underlying credit losses being estimated. The observable data and accompanying analysis is directionally consistent, based upon trends, with the resulting component amount for the allowance for loan and lease losses. The Banks' allowance for loan and lease losses components include the following: historical loss estimation by loan product type and by risk rating within each product type, payment (past due) status, industry concentrations, internal and external variables such as economic conditions, credit policy and underwriting changes, competence of the loan review process and other historical loss model imprecision. The Banks' historical loss component is the most significant component of the allowance for loan and lease losses, and all other allowance components are based on the inherent loss attributes that management believes exist within the total portfolio that are not captured in the historical loss component.

The historical loss components of the allowance represents the results of analysis of historical charge-offs and recoveries within pools of homogeneous loans, within each risk rating and broken down further by segment, within the portfolio. Criticized assets are further assessed based on trends, expressed as percentages, relative to delinquency, risk rating and non-accrual, by segment.

The historical loss components of the allowance for commercial loans are based principally on current risk ratings, historical loss rates adjusted, by adjusting the risk window, to reflect current events and conditions, as well as analysis of other factors that may have affected the collectability of loans. The Banks analyze all commercial loans that have been identified as having potential credit risk. The review is accomplished via Watchlist Memorandum, and designed to determine whether such loans are individually impaired, with impairment measured by reference to the collateral coverage and/or debt service coverage. The historical loss component of the allowance for consumer loans is based principally on loan payment status, retail classification and historical loss rates, adjusted by adjusting the risk window, to reflect current events and conditions.

The industry concentration component is recognized as a possible factor in the estimation of credit losses. Two industries represent possible concentrations: commercial real estate and automobile dealers. No specific loss-related observable data is recognized by management currently, therefore no specific factor is calculated in the reserve solely for the impact of these concentrations, although management continues to carefully consider relevant data for possible future sources of observable data.

The historic loss model includes an imprecision component (soft factors and unallocated portion) that reflects management's belief that there were additional inherent credit losses based on loss attributes not adequately captured in the lagging indicators. Furthermore, given that past-performance indicators may not adequately capture current risk levels, allowing for a real-time adjustment enhances the validity of the loss recognition process. There are many credit risk management reports that are synthesized by credit management staff to assess the direction of credit risk and its instant affect on losses. These reports include the exception tracking reports, the credit bureau score distribution report, the debt to income summary, etc. These are a few of the many reports that drive the judgmental component. It is important to continue to use experiential data to confirm risk as measurable losses will continue to manifest themselves at higher than normal levels even after the economic cycle has begun an upward swing and lagging indicators begin to show improvement.

Deposits and Borrowings and Other Interest-Bearing Liabilities

The primary funding sources of the Corporation are deposits and other borrowings. During 2002, total deposits of $1,979,822,000 at December 31, 2002, increased $232,960,000, or 13.3%, from the $1,746,862,000 balance at December 31, 2001. This increase was primarily the result of a $187,406,000, or 18.3% rise in core deposits. Interest bearing checking, money market deposits, savings and non-interest bearing deposits grew $80,490,000, $69,054,000, $22,719,000 and $15,143,000, respectively during 2002. Time deposits under $100,000 increased $37,540,000 and time deposits greater than $100,000 grew $8,014,000.

Deposit Structure

Table 9 The following table is a distribution of average balances and average rates paid on the deposit categories for the last three years:

	December 31,					
	2002		2001		2000	
	Amount	Rate	Amount	Rate	Amount	Rate
			(Dollars in thousands)			
Demand — noninterest-bearing	$ 237,679	—%	$ 219,368	—%	$ 204,778	—%
Demand — interest-bearing	200,215	0.87%	158,666	1.03%	155,925	1.30%
Money market and savings	623,160	1.66%	543,153	2.88%	470,003	3.47%
Time — under $100,000	514,782	4.57%	463,455	5.63%	421,692	5.56%
Time — $100,000 or greater	232,554	3.27%	214,873	5.17%	184,383	6.12%
Total	$1,808,390		$1,599,515		$1,436,781	

Table 10 The maturity distribution of certificates of deposit of $100,000 and over as of December 31, 2002, 2001 and 2000, is as follows:

	December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Three months or less	$108,646	$111,896	$ 80,221
Over three months to six months	84,297	76,491	45,877
Over six months to twelve months	28,286	21,369	21,626
Over twelve months	21,334	24,793	25,144
Total	$242,563	$234,549	$172,868

Other borrowings increased $38,086,000 from $215,820,000 at December 31, 2001 to $253,906,000 at December 31, 2002. This increase was primarily in Federal Home Loan Bank (FHLB) borrowings which grew $35,000,000 in an effort to match fund commercial mortgages. The remaining increase in other borrowings was related to the $3,748,000 rise in securities sold under agreements to repurchase, partially offset by a $662,000 reduction in U.S. Treasury demand notes. Borrowings and other interest-bearing liabilities include federal funds purchased, FHLB borrowings, securities sold under agreements to repurchase and U.S. Treasury demand notes.

Securities sold under agreements to repurchase are generally overnight transactions. These borrowings had balances of $84,141,000, $80,393,000 and $74,083,000 at December 31, 2002, 2001 and 2000, respectively. Daily average balances and weighted average interest rates for the years ended December 31, 2002, 2001 and 2000 were $83,750,000, $88,417,000 and $71,973,000 and 1.51%, 3.35% and 5.61%, respectively. The maximum amount outstanding at any month-end during 2002, 2001, and 2000 were $96,665,000, $96,224,000, and $84,888,000, respectively.

Income Statement Analysis

Results of Operations

The 2002 net income of $32,927,000 increased $4,107,000, or 14.3% from the 2001 net income of $28,820,000. On a per share basis, diluted earnings were $1.67 in 2002 and $1.46 in 2001, a 14.4% increase. Basic earnings per share were $1.72 in 2002 compared to $1.50 in 2001. Net income increased in 2001 by $3,216,000, or 12.6% over 2000.

The return on average shareholders' equity of 16.60% for 2002, outpaced the 15.82% for 2001 and 16.57% in 2000. The 2002 return on average assets of 1.43% increased from the 2001 return on average asset rate of 1.40%. The 2000 return on average assets was 1.39%. Net income is affected by five major elements: (1) net interest income, or the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowed funds; (2) the provision for loan losses, or the amount added to the allowance for loan losses to provide reserves for future losses on loans; (3) other operating income, which is made up primarily of certain service fees and Investment Management and Trust Services income; (4) other operating expenses, which consist primarily of salaries and other operating expenses; and (5) income taxes. Each of these major elements is reviewed in more detail in the following discussion.

Net Interest Income

Net interest income of $80,020,000 increased $6,278,000, or 8.5%, from 2001 levels. Net interest income was $73,742,000 in 2001, which was 11.7% higher than the $66,037,000 reported in 2000. The rise in net interest income during 2002 is a result of a 12.2% increase in earning assets, partially offset by a decrease in the net interest margin.

For analytical purposes, the following table reflects tax-equivalent net interest income in recognition of the income tax savings on tax-exempt items such as interest on municipal securities and tax-exempt loans. Adjustments are made using a statutory federal tax rate of 35%.

Table 10

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Interest income	**$132,630**	$138,679	$131,811
Interest expense	**52,610**	64,937	65,774
Net interest income	**80,020**	73,742	66,037
Tax equivalent adjustment	**7,325**	5,792	5,844
Net interest income	**$ 87,345**	$ 79,534	$ 71,881

Table 11 The rate volume analysis set forth in the following table, which is computed on a tax-equivalent basis (tax rate of 35%), analyzes changes in net interest income for the last three years by their rate and volume components.

	2002 Over (Under) 2001			2001 Over (Under) 2000		
	Net Change	Due to Changes in Rate	Due to Changes in Volume	Net Change	Due to Changes in Rate	Due to Changes in Volume
	(Dollars in thousands)					
Interest Income:						
Investment securities(1)	$ 2,617	$ (6,322)	$ 8,939	$ 2,621	$(3,754)	$ 6,375
Loans(1)	(6,875)	(11,708)	4,833	3,973	(3,848)	7,821
Other rate-sensitive assets	(258)	(393)	135	222	(174)	396
Total	(4,516)	(18,423)	13,907	6,816	(7,776)	14,592
Interest Expense:						
Savings deposits	(5,198)	(6,978)	1,780	(1,079)	(2,945)	1,866
Time deposits	(6,110)	(8,982)	2,872	2,469	(1,495)	3,964
Borrowings and other interest bearing liabilities	(1,019)	(1,820)	801	(2,227)	(2,571)	344
Total	(12,327)	(17,780)	5,453	(837)	(7,011)	6,174
Changes in net interest income	$ 7,811	$ (643)	$ 8,454	$ 7,653	$ (765)	$ 8,418

(1) The interest earned on nontaxable investment securities and loans is shown on a tax equivalent basis using a tax rate of 35%.

Tax-equivalent net interest income was $87,345,000 for 2002, compared to $79,534,000 for 2001, an increase of $7,811,000, or 9.8%. This increase in tax-equivalent net interest income was primarily due to the net $8,454,000 increase related to volume, partially offset by a decrease related to interest rates of $643,000. Total interest income decreased $4,516,000, the result of lower rates earned within each earning asset category, partially offset by higher volumes. The 2002 average investment and loan volumes increased 24.5% and 5.4% respectively. The increase in investment securities was funded by the strong growth in deposits during 2002.

Total interest expense decreased $12,327,000 during 2002 or 19.0%, compared to 2001. This decrease was the result of the lower interest rate environment experienced during 2002, partially offset by increased volumes in all interest-bearing liability categories. The average volumes of savings deposits, time deposits and borrowings and other interest-bearing liabilities grew 17.3%, 10.2% and 9.3%, respectively. Borrowings and other interest-bearing liabilities include federal funds purchased, FHLB borrowings, securities sold under agreements to repurchase and U.S. Treasury notes.

The 2001 tax-equivalent net interest income was $79,534,000, a $7,653,000 increase compared to $71,881,000 for 2000. This increase in tax-equivalent net interest income was primarily due to the $8,418,000 increase related to volumes, partially offset by the $765,000 decrease in net interest income related to rates. The growth in earning asset volumes was primarily due to loans and investment securities. The interest-bearing deposit volume growth was related to increases in all categories.

Net Interest Margin

The Corporation's net interest margin in 2002 of 4.00% was lower than the net interest margins for 2001 and 2000 of 4.09% and 4.14%, respectively. The decrease in the net interest margin was the result of the reinvestment yields being lower than the yields on maturing assets and the lower loan demand experienced during 2002. The tax-equivalent yield on total interest-earning assets decreased 102 basis points from 7.43% in

2001 to 6.41% in 2002. The 2002 interest expense to average earning assets ratio of 2.41%, decreased 93 basis points from 2001. The 102 basis point drop in the yield on earning assets, outpaced the 93 basis point drop in interest expense to earnings assets ratio, resulting in the 9 basis point drop in the 2002 net interest margin, compared to 2001. The tax-equivalent yield on total interest-earnings assets in 2000 was 7.92% and the 2000 cost of interest-bearing liabilities was 3.78%, resulting in a net interest margin of 4.14%.

Table 12 Balance Sheet Analysis

The table below presents the major asset and liability categories on an average daily basis for the periods presented, along with interest income and expense, and key rates and yields.

Distribution of Assets, Liabilities and Shareholders' Equity, Interest Rates and Interest Differential:

	Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Average Rate	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate	Interest
	(Dollars in thousands)								
Assets									
Investment securities:									
Taxable Investments	$ 567,969	4.68%	$ 26,599	$ 455,096	6.02%	$ 27,376	$ 348,560	6.94%	$ 24,205
Nontaxable investments(1)	255,035	7.37	18,806	205,887	7.49	15,412	213,948	7.46	15,962
Total investment securities	823,004	5.52	45,405	660,983	6.47	42,788	562,508	7.14	40,167
Loans(1)(2)	1,333,300	7.05	93,994	1,264,750	7.98	100,869	1,166,684	8.31	96,896
Other rate-sensitive assets	25,411	2.19	556	19,228	4.23	814	9,876	5.99	592
Total earning assets	2,181,715	6.41	139,955	1,944,961	7.43	144,471	1,739,068	7.92	137,655
Noninterest-earning assets	127,707	—	—	113,777	—	—	104,457	—	—
Total assets	$2,309,422	6.06%	$139,955	$2,058,738	7.02%	$144,471	$1,843,525	7.47%	$137,655
Liabilities and Shareholders' Equity									
Deposits:									
Demand	$ 237,679	—%	$ —	$ 219,368	—%	$ —	$ 204,778	—%	$ —
Savings	823,375	1.46	12,060	701,819	2.46	17,258	625,928	2.93	18,337
Time	747,336	4.16	31,106	678,328	5.49	37,216	606,075	5.73	34,747
Total	1,808,390	2.39	43,166	1,599,515	3.41	54,474	1,436,781	3.69	53,084
Borrowings and other interest-bearing liabilities	247,221	3.82	9,444	226,247	4.62	10,463	218,811	5.80	12,690
Other liabilities	55,438	—	—	50,798	—	—	33,386	—	—
Total liabilities	2,111,049	2.49	52,610	1,876,560	3.46	64,937	1,688,978	3.89	65,774
Shareholders' equity	198,373	—	—	182,178	—	—	154,547	—	—
Total liabilities and shareholders' equity	$2,309,422	2.28%	$ 52,610	$2,058,738	3.15%	$ 64,937	$1,843,525	3.57%	$ 65,774
Average effective rate on interest-bearing liabilities	$1,817,932	2.89%	$ 52,610	$1,606,394	4.04%	$ 64,937	$1,450,814	4.53%	$ 65,774
Interest Income/Earning Assets	$2,181,715	6.41%	$139,955	$1,944,961	7.43%	$144,471	$1,739,068	7.92%	$137,655
Interest Expense/Earning Assets	$2,181,715	2.41	$ 52,610	$1,944,961	3.34	$ 64,937	$1,739,068	3.78	$ 65,744
Effective Interest Differential		4.00%			4.09%			4.14%	

(1) The interest earned on nontaxable investment securities and loans is shown on a tax equivalent basis.

(2) Nonaccrual loans have been included in the appropriate average loan balance category, but interest on nonaccrual loans has not been included for purposes of determining interest income.

Interest Rate Sensitivity Analysis

The Corporation actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve consistent growth in net interest income. The Asset/Liability Committee, using policies and procedures approved by the Corporation's Board of Directors, is responsible for managing the rate sensitivity position. The Corporation manages interest rate sensitivity by changing the mix and repricing characteristics of its assets and liabilities, through the management of its investment securities portfolio, its offering of loan and deposit terms and through borrowings from the FHLB. The nature of the Corporation's current operations is such that it is not subject to foreign currency exchange or commodity price risk. The Corporation does not own trading assets and it does not have any hedging transactions in place such as interest rate swaps, caps or floors.

The Corporation uses three principal reports to measure interest rate risk: gap analysis reports; asset/liability simulation reports; and net interest margin reports. The Corporation's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities at December 31, 2002, is presented in table 13. The data in the table was based in part on assumptions that are regularly reviewed for accuracy. The table presents data at a single point in time and includes management assumptions estimating the prepayment rate and the interest rate environment prevailing at December 31, 2002. The table indicates an asset sensitive one-year cumulative gap position of 17.91% of total earning assets. The one-year cumulative gap reversed from a liability sensitive gap position at December 31, 2001, due to a reduction in the duration of the investment and loan portfolios.

Table 13

	December 31, 2002			
	0 to 90 days	91 to 365 days	>1 year <5 years	Over 5 years
	(Dollars in thousands)			
ASSETS				
Other rate-sensitive assets	$ 41,910	$ —	$ —	$ —
Loans	429,414	457,087	400,822	45,969
Investment securities	178,712	283,599	244,863	264,293
Total	650,036	740,686	645,685	310,262
LIABILITIES				
Noninterest-bearing deposits	269,777	—	—	—
Time deposits	219,481	257,256	359,684	61
Money market savings funds	20,075	60,226	321,205	87,440
Interest-bearing checking accounts	4,565	13,696	73,046	91,308
Savings accounts	6,060	18,180	96,961	80,801
Other borrowings	101,156	—	69,000	83,750
Total	621,114	349,358	919,896	343,360
Incremental gap	$ 28,922	$391,328	$(274,211)	$(33,098)
Cumulative gap*	$ 28,922	$420,250	$ 146,039	$112,941
% of earning assets	1.23%	17.91%	6.22%	4.81%

---

* The information is based upon significant assumptions, including the following: loans and leases are repaid by contractual maturity and repricings; securities, except mortgage-backed securities, are repaid according to contractual maturity adjusted for call features; mortgage-backed security repricing is adjusted for estimated early paydowns; interest-bearing demand, regular savings, and money market savings deposits are estimated to exhibit some rate sensitivity based on management's analysis of deposit withdrawals; and time deposits are shown in the table based on contractual maturity.

Management also simulates possible economic conditions and interest rate scenarios in order to quantify the impact on net interest income. The effect that changing interest rates have on the Corporation's net interest income is simulated by increasing and decreasing interest rates. This simulation is known as rate shocking. The report below forecasts changes in the Corporation's market value of equity under alternative interest rate environments. The market value of equity is defined as the net present value of the Corporation's existing assets and liabilities. The results of the December 31, 2002, rate shock simulations show that the Corporation is within all guidelines set by the Corporation's Asset/Liability policy.

Table 15

	Market Value of Equity	Change in Market Value of Equity	Percentage Change	Asset/Liability Approved Percent Change
+300 Basis Points	305,359	16,678	5.78%	+/−30%
+200 Basis Points	320,338	31,657	10.97%	+/−30%
+100 Basis Points	314,607	25,926	8.98%	+/−30%
Flat Rate	288,681	—	0.00%	+/−30%
−100 Basis Points	248,513	(40,168)	−13.91%	+/−30%
−200 Basis Points	233,852	(54,829)	−18.99%	+/−30%
−300 Basis Points	205,880	(82,801)	−28.68%	+/−30%

In the event the Corporation should experience a mismatch in its desired gap ranges or an excessive decline in its market value of equity resulting from changes in interest rates, it has a number of options which it could utilize to remedy such a mismatch. The Corporation could restructure its investment portfolio through the sale or purchase of securities with more favorable repricing attributes. It could also emphasize growth in loan products with appropriate maturities or repricing attributes, or attract deposits or obtain borrowings with desired maturities.

Provision for Loan Losses

The provision for 2002 of $4,370,000, reflected an increase of $440,000, compared to the 2001 provision of $3,930,000. The increase in the provision during 2002 is based on management's analysis of the adequacy of the reserve for losses in the loan portfolio. The allowance for loan losses to nonperforming loans ratio for December 31, 2002, 2001 and 2000 were 272.8%, 187.9%, and 258.5%, respectively. Total net loans charged off in 2002, 2001 and 2000 were $2,738,000, $3,582,000 and $1,989,000, respectively.

Other Operating Income

Other operating income of $19,048,000 earned in 2002, net of security gains, increased $1,452,000, or 8.3%, compared to 2001. The rise in other operating income is the result of increases in service charges, bank-owned life insurance (BOLI) and trust and investment services income of $1,453,000, $217,000 and $24,000, respectively. Partially offsetting these increases was a reduction in other income. The source of the reduction in other operating income was lower fees generated from HNC Reinsurance Company. Net of the reduction in fees generated by HNC Reinsurance Company, other operating income grew $2,493,000, or 15.8%. The gains on the sale of securities were $3,475,000 in 2002 compared to $4,629,000 in 2001.

Service charges on deposit accounts of $6,923,000 in 2002 increased $1,453,000, or 26.6%, from the 2001 income from service charges on deposit accounts of $5,470,000. The growth in service charges during 2002 is primarily attributed to the overdraft Bounce Protection product introduced in March 2001. The growth in overdraft fees during 2002 was $1,113,000, compared to 2001. This growth in service charges is also related to the 15.2% growth in average fee earning deposits in 2002, compared to 2001. The 2001 service charges grew 42.7% over 2000 service charges as a result of the Bounce Protection product and higher fee producing deposit balances.

The Corporation recorded net security gains on the sale of securities available for sale of $3,475,000 in 2002, compared to $4,629,000 in 2001. The Corporation sold these investment securities available for sale to fund the purchase of other securities in an effort to enhance the overall return of the portfolio and to reduce the risk within different interest rate environments. The 2000 net security gains were $52,000.

Income from the Investment Management and Trust Services Division of $3,764,000 increased $24,000 in 2002, compared to 2001. This increase included higher investment related fees partially offset by the lower fees associated with the decrease in the market value of trust assets. The 2000 income from the Investment Management and Trust Services Division was $2,983,000.

The Corporation's bank owned life insurance (BOLI) income increased $217,000, or 8.8%, to $2,689,000 during 2002, compared to $2,472,000 in 2001. This higher income level was related to the higher volume of BOLI balances partially offset by lower rates experienced during 2002. BOLI involves the purchasing of life insurance by the Corporation on a chosen group of employees. The Corporation is the owner and beneficiary of the policies. This pool of insurance, due to tax advantages to the Banks, is profitable to the Corporation. This profitability is used to offset a portion of future employee benefit cost increases. Bank deposits fund BOLI and the earnings from BOLI are recognized as other income. The Corporation recognized $1,944,000 of BOLI income in 2000.

Other income decreased $242,000 during 2002, compared to 2001, as a result of lower fees generated by HNC Reinsurance Company. HNC Reinsurance Company was formed during 2001 to generate fees through reinsuring consumer loan credit life and accident and health insurance. During the first year of operation in 2001, HNC Reinsurance Company recorded $1,772,000 of other income and $1,618,000 of other expenses for a net of $154,000. The other income generated from HNC Reinsurance Company during 2002 of $731,000 was offset by the $551,000 of other expense for a net of $180,000. Net of the reduction in fees generated by HNC Reinsurance Company, other income grew $799,000 or 19.3%. This growth was the result of increases in gains on the sale of residential mortgage loans, mortgage servicing fees and ATM fees. Other income in 2000 was $3,395,000.

Other Expenses

The Corporation's 2002 overhead expense as a percentage of average assets of 2.44% decreased from the 2001 ratio of 2.67%. The ratio remains well below its peer ratio of 3.06% as of September 30, 2002. Other operating expenses rose to $56,297,000 in 2002, a modest 2.3% increase over the $55,043,000 recorded in 2001. Contributing to this increase were increases in salaries and employee benefits and a one-time occupancy expense associated with a closed branch. These increases were partially offset by lower expenses related to HNC Reinsurance Company and a reduction in off-lease vehicle residual reserve expenses recorded during 2002.

Employee salaries and benefits increased $3,145,000, or 11.8%, from $26,668,000 in 2001 to $29,813,000 in 2002. The increase in 2002 salaries was 10.0% and the rise in benefits was 20.0%. The increase in salaries reflects additional staff necessitated by the growth of the Corporation, and both cost-of-living and merit increases. The rise in employee benefits is the result of higher pension expenses and employee medical insurance coverage. The higher pension expense is related to the addition of new employees to the plan and the overall performance of the plan. The 2001 salaries and benefits expense increased 12.3% over the 2000 salary and benefits expense of $23,745,000.

The 2002 net occupancy costs increased by $535,000, or 16.2%, compared to the $367,000, or 12.5%, increase in 2002. The 2002 increase was primarily due to a $365,000 expense related to a branch closure during the first quarter of 2002. Net of this branch closing related expense, occupancy expenses grew 5.2%. Equipment expenses increased $291,000, or 5.5%, during 2002, compared to $110,000, or 2.1%, in 2001. The 2002 increase was the result of expenses related to new sales and application processing systems for the branches.

Other expenses decreased $2,717,000, or 13.7%, from $19,837,000 in 2001 to $17,120,000 in 2002. This decrease was related to lower HNC Reinsurance Company expenses and a reduction in off-lease vehicle residual reserve expenses recorded during 2002. The Corporation reviews the off-lease vehicles residual reserve on a quarterly basis and anticipates continued expense contributions to the reserve in 2003. The reduction in the HNC Reinsurance Company expenses was $1,067,000 and the off-lease vehicle residual reserve expenses were reduced by $968,0000. Net of these two reductions, the 2002 other expenses were still below 2001 other expenses by $682,000. This remaining reduction in other expense was the result of a reduction in loan related expenses and marketing expenses. The 2001 other expenses grew 54.1%, compared to 2000, primarily due to the HNC Reinsurance Company expenses and the off-lease vehicle residual reserve expense.

Income Taxes

The Corporation accounts for income taxes under the liability method specified by SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The principal types of accounts resulting in differences between assets and liabilities for financial statement and tax return purposes are the allowance for loan losses, leased assets, deferred loan fees and compensation.

Capital

Capital, at the end of 2002, was $206,206,000, an increase of $16,857,000, or 8.9%, over the end of 2001. The increase was due to the retention of the Corporation's earnings, and to the adjustment for the net realized gains related to the available for sale investment securities. Net unrealized gains and losses on available for sale investment securities are recorded as "accumulated other comprehensive income (loss)" in the equity section of the balance sheet. The accumulated other comprehensive income at December 31, 2002 was a gain of $6,937,000, compared to a gain of $4,534,000 at December 31, 2001. The corporation purchased $6,244,000 of treasury stock during the 2002, compared to $5,093,000 in 2001. Management believes that the Corporation's current capital position and liquidity position are strong and that its capital position is adequate to support its operations. Management is not aware of any recommendation by any regulatory authority, which, if it were to be implemented, would have a material effect on the Corporation's capital.

Pursuant to the federal regulators' risk-based capital adequacy guidelines, the components of capital are called Tier 1 and Tier 2 capital. For the Corporation, Tier 1 capital is shareholders' equity and Tier 2 capital is the allowance for loan losses. The risk-based capital ratios are computed by dividing the components of capital by risk-adjusted assets. Risk-adjusted assets are determined by assigning credit risk-weighting factors from 0% to 100% to various categories of assets and off-balance sheet financial instruments. The minimum for the Tier 1 capital ratio is 4.0%, and the total capital ratio (Tier 1 plus Tier 2 capital divided by risk-adjusted assets) minimum is 8.0%. At December 31, 2002, the Corporation's Tier 1 risk-adjusted capital ratio was 12.28%, and the total risk-adjusted capital ratio was 13.38%, both well above regulatory requirements. The risk-based capital ratios of each of the Corporation's commercial banks also exceeded regulatory requirements at the end of 2002.

To supplement the risk-based capital adequacy guidelines, the Federal Reserve Board (FRB) established a leverage ratio guideline. The leverage ratio consists of Tier 1 capital divided by quarterly average total assets, excluding intangible assets. The minimum leverage ratio guideline is 3% for banking organizations that do not anticipate significant growth and that have well-diversified risk, excellent asset quality, high liquidity, good earnings and, in general, are considered top-rated, strong banking organizations. Other banking organizations are expected to have ratios of at least 4% or 5%, depending upon their particular condition and growth plans. Higher leverage ratios could be required by the particular circumstances or risk profile of a given banking organization. The Corporation's leverage ratios were 8.19% and 8.71% at December 31, 2002 and 2001, respectively.

Under FDIC regulations, a "well capitalized" institution must have a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10% and not be subject to a capital directive order. To be considered "adequately capitalized" an institution must generally have a leverage ratio of at least 4%, a Tier 1 risk-based capital ratio of at least 4% and a total risk-based capital ratio of at least 8%. An institution is deemed to be "critically under capitalized" if it has a tangible equity ratio of 2% or less. As of December 31, 2002, the Banks are above the regulatory minimum guidelines and meet the criteria to be categorized as "well capitalized" institutions.

Liquidity

Liquidity is a measure of the ability of the Banks to meet their needs and obligations on a timely basis. For a bank, liquidity requires the ability to meet the day-to-day demands of deposit customers, and the ability to fulfill the needs of borrowing customers. Generally, the Banks arrange their mix of cash, money market investments, investment securities and loans in order to match the volatility, seasonality, interest sensitivity and growth trends of its deposit funds. The liquidity measurement is based on the asset/liability model's projection of potential sources and uses of funds for the next 120 days. The resulting projections as of December 31, 2002, show the potential sources of funds exceeding the potential uses of funds. The Corporation has external sources of funds, which can be drawn upon when funds are required. The primary source of external liquidity is an available line of credit with the FHLB of Pittsburgh. Unused lines of credit at the FHLB of Pittsburgh were $292,813,000, as of December 31, 2002. The Banks also have unused federal funds lines of credit of $50,000,000 and non-pledged investment securities available for sale of $451,530,000 as of December 31, 2002.

There are no known trends or any known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in liquidity increasing or decreasing in any material way. Footnote number 12 contains information concerning the approximate minimum rental commitments for existing operating leases at December 31, 2002.

The commitment expiration periods for loan commitments as of December 31, 2002, are as follows:

	Commitment Period		
Loan Commitments	Total Amount Committed	Less than 1 Yr	1-3 Years
Lines of Credit	$395,642	$227,343	$168,299
Unfunded Residential Mortgages	18,485	18,485	—
Standby Letters of Credit	9,545	9,545	—
Total Loan Commitments	$423,672	$255,373	$168,299

Market Information

The following table sets forth quarterly dividend information and the high and low prices for the Corporation's common stock for 2002 and 2001. The Corporation's stock is traded in the over-the-counter market under the symbol HNBC and commonly quoted under NASDAQ National Market Systems.

Table 15 Price of Common Stock

2002	Low Price	High Price	Dividend
First Quarter*	$20.95	$23.33	$.162
Second Quarter*	21.91	26.83	.162
Third Quarter	21.49	27.25	.171
Fourth Quarter	22.91	26.75	.210

2001	Low Price	High Price	Dividend
First Quarter**	$16.13	$18.75	$.143
Second Quarter**	17.27	21.31	.143
Third Quarter*	18.95	25.42	.152
Fourth Quarter*	19.95	24.58	.181

* Adjusted for a 5% stock dividend effective 9/16/02.

** Adjusted for a 5% stock dividend effective 9/16/02 and adjusted for a 100% stock dividend effective 8/10/01.

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31	
	2002	2001
	(Dollars in thousands)	
Assets		
Cash and due from banks	$ 62,177	$ 62,974
Federal funds sold	33,500	12,500
Interest-bearing deposits in banks	8,410	7,150
Total cash and cash equivalents	104,087	82,624
Investment securities available for sale	949,056	706,371
Investment securities held to maturity (fair value $23,650 and $26,782 respectively)	22,411	26,099
Loans	1,331,956	1,313,934
Less: Deferred costs, net	1,336	2,675
Allowance for loan losses	(17,190)	(15,558)
Net loans	1,316,102	1,301,051
Bank premises and equipment, net	21,645	21,439
Accrued interest receivable	13,140	11,907
Net assets in foreclosure	390	609
Bank-owned life insurance	48,631	45,942
Other assets	15,402	12,929
Total assets	$2,490,864	$2,208,971
Liabilities and Shareholders' Equity		
Deposits		
Noninterest-bearing	$ 269,781	$ 254,638
Interest-bearing:		
Checking accounts	249,646	169,156
Money market accounts	488,944	419,890
Savings	202,003	179,284
Time, under $100,000	526,885	489,345
Time, $100,000 or greater	242,563	234,549
Total deposits	$1,979,822	$1,746,862
Accrued interest payable	21,991	27,114
U.S. Treasury demand notes	2,015	2,677
Long-term borrowings	162,750	127,750
Securities sold under agreements to repurchase	84,141	80,393
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	5,000	5,000
Other liabilities	28,939	29,826
Total liabilities	$2,284,658	$2,019,622
Shareholders' equity:		
Series preferred stock, par value $1 per share; authorized 8,000,000 shares, none issued	—	—
Common stock, par value $1 per share; authorized 75,000,000 shares; issued and outstanding shares 19,597,290 in 2002 and 18,570,971 shares in 2001.	19,597	18,571
Additional paid-in capital	96,585	71,419
Retained earnings	94,677	100,171
Treasury stock, at cost: 569,107 shares in 2002 and 287,440 shares in 2001	(11,590)	(5,346)
Accumulated other comprehensive income	6,937	4,534
Total shareholders' equity	206,206	189,349
Total liabilities and shareholders' equity	$2,490,864	$2,208,971

See accompanying notes to consolidated financial statements.

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31		
	2002	2001	2000
	(Dollars in thousands except weighted average number of common shares and per share information)		
Interest income			
Loans, including fees	$ 84,408	$ 90,294	87,131
Lease financing	8,448	9,717	9,013
Investment securities:			
Taxable	26,599	27,376	24,205
Exempt from federal taxes	12,619	10,478	10,870
Federal funds sold	331	511	219
Deposits in banks	225	303	373
Total interest income	132,630	138,679	131,811
Interest expense			
Savings deposits	12,060	17,258	18,337
Time, under $100,000	23,510	26,111	23,465
Time, $100,000 or greater	7,596	11,105	11,282
Borrowed funds	9,444	10,463	12,690
Total interest expense	52,610	64,937	65,774
Net interest income	80,020	73,742	66,037
Provision for loan losses	4,370	3,930	2,312
Net interest income after provision for loan losses	75,650	69,812	63,725
Other operating income			
Service charges	6,923	5,470	3,832
Security gains, net	3,475	4,629	52
Trust and investment services income	3,764	3,300	2,977
Bank-owned life insurance income	2,689	2,472	1,944
Other income	5,672	6,354	3,401
Total other operating income	22,523	22,225	12,206
Net interest income after provision for loan losses and other operating income	98,173	92,037	75,931
Other operating expenses			
Salaries, wages and employee benefits	29,813	26,668	23,745
Occupancy	3,829	3,294	2,927
Furniture and equipment	5,535	5,244	5,134
Other expenses	17,120	19,837	12,871
Total other operating expenses	56,297	55,043	44,677
Income before income tax expense	41,876	36,994	31,254
Income tax expense	8,949	8,174	5,650
Net income	$ 32,927	$ 28,820	$ 25,604
Weighted average number of common shares:*			
Diluted	19,700,487	19,698,964	19,486,473
Basic	19,121,778	19,221,254	19,464,230
Net income per share information:*			
Diluted	$ 1.67	$ 1.46	$ 1.31
Basic	$ 1.72	$ 1.50	$ 1.31
Cash dividends per share*	$ 0.71	$ 0.62	$ 0.54

* Adjusted for 5% stock dividend effective 9/16/02, 100% stock dividend effective 8/10/01 and 5% stock dividend effective 11/9/00.

See accompanying notes to consolidated financial statements.

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

	Common Stock				Accumulated Other			
	Number of Shares	Par Value	Additional Paid in Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Total	Comprehensive Income
	(Dollars and share information in thousands)							
Balance January 1, 2000	8,835	$ 8,835	$68,260	$ 80,376	$(10,808)	$ —	$146,663	
Stock options	4	4	30	—	—	—	34	
Stock dividends	415	415	11,566	(12,306)	—	325	—	
Stock awards	—	—	13	—	—	—	13	
Net income for 2000	—	—	—	25,604	—	—	25,604	$25,604
Other comprehensive income, net of reclassifications and tax	—	—	—	—	12,230	—	12,230	12,230
Purchases of Treasury stock	—	—	—	—	—	(578)	(578)	
Cash dividends	—	—	—	(10,430)	—	—	(10,430)	
Comprehensive Income								$37,834
Balance December 31, 2000	9,254	9,254	79,869	83,244	1,422	(253)	173,536	
Stock options	44	44	812	—	—	—	856	
Stock dividends	9,273	9,273	(9,273)	—	—	—	—	
Stock awards	—	—	11	—	—	—	11	
Net income for 2001	—	—	—	28,820	—	—	28,820	$28,820
Other comprehensive income, net of reclassifications and tax	—	—	—	—	3,112	—	3,112	3,112
Purchases of Treasury stock	—	—	—	—	—	(5,093)	(5,093)	
Cash dividends	—	—	—	(11,893)	—	—	(11,893)	
Comprehensive income								$31,932
Balance December 31, 2001	18,571	18,571	71,419	100,171	4,534	(5,346)	189,349	
Stock options	94	94	1,166	—	—	—	1,260	
Stock dividends	932	932	23,994	(24,942)	—	—	(16)	
Stock awards	—	—	6	—	—	—	6	
Net Income for 2002	—	—	—	32,927	—	—	32,927	$32,927
Other comprehensive income, net of reclassifications and tax	—	—	—	—	2,403	—	2,403	2,403
Purchase of Treasury stock	—	—	—	—	—	(6,244)	(6,244)	
Cash Dividends	—	—	—	(13,479)	—	—	(13,479)	
Comprehensive income								$35,330
Balance December 31, 2002	19,597	$19,597	$96,585	$ 94,677	$ 6,937	$(11,590)	$206,206	

See accompanying notes to consolidated financial statements.

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Operating activities			
Net income	**$ 32,927**	$ 28,820	$ 25,604
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**4,370**	3,930	2,312
Depreciation and amortization	**2,922**	2,866	3,043
Net amortization of investment securities discount/premiums	**5,252**	1,046	391
Deferred income taxes	**(2,012)**	2,034	3,337
Net realized securities gains	**(3,475)**	(4,629)	(52)
(Increase) decrease in accrued income receivable	**(1,233)**	484	(1,347)
(Decrease) increase in accrued interest payable	**(5,123)**	4,768	4,802
Net (increase) decrease in other assets	**(2,475)**	(3,566)	125
Net (decrease) increase in other liabilities	**(168)**	7,223	(1,431)
Decrease (increase) in deferred costs	**1,339**	(225)	(1,878)
Write-down of other real estate owned	**98**	44	86
Net cash provided by operating activities	**32,422**	42,795	34,992
Investing activities			
Proceeds from sales of investment securities available for sale	**897,327**	468,270	133,208
Proceeds, maturity or calls of investment securities held to maturity	**3,750**	4,799	6,869
Proceeds, maturity or calls of investment securities available for sale	**385,226**	150,555	32,238
Purchases of investment securities held to maturity	**—**	—	(19,740)
Purchases of investment securities available for sale	**(1,523,379)**	(746,263)	(204,688)
Net increase in loans	**(21,851)**	(109,625)	(94,783)
Net increase in premises and equipment	**(3,128)**	(2,435)	(3,056)
Purchase of bank-owned life insurance	**(2,689)**	(8,471)	(11,944)
Proceeds from sales of other real estate	**1,212**	1,349	2,495
Net cash used in investing activities	**(263,532)**	(241,821)	(159,401)
Financing activities			
Net increase in deposits	**232,960**	257,812	147,613
(Decrease) increase in U.S. Treasury demand notes	**(662)**	622	(1,177)
(Decrease) increase in federal funds purchased	**—**	(44,500)	35,000
Increase (decrease) in long-term borrowings	**35,000**	17,000	(19,500)
Increase (decrease) in securities sold under agreement	**3,748**	6,310	(34,532)
Proceeds from issuance of guaranteed preferred beneficial interest in Corporation's subordinated debentures	**—**	5,000	—
Cash dividends and fractional shares	**(13,479)**	(11,893)	(10,430)
Repurchase of common stock	**(6,244)**	(5,093)	(578)
Stock options and awards	**1,250**	867	47
Net cash provided by financing activities	**252,573**	226,125	116,443
Net increase (decrease) in cash and cash equivalents	**21,463**	27,099	(7,966)
Cash and cash equivalents at beginning of year	**82,624**	55,525	63,491
Cash and cash equivalents at end of year	**$ 104,087**	$ 82,624	$ 55,525
Cash paid during the year for:			
Interest	**$ 57,732**	$ 60,169	$ 60,973
Income taxes	**$ 11,500**	$ 4,900	$ 3,348
Supplemental disclosure of noncash investing and financing activities:			
Transfer of assets from loans to other real estate owned	**$ 1,091**	$ 1,714	$ 1,433
Transfer of securities from investment securities held to maturity to investment securities available for sale	**$ —**	$ —	$ 7,574

See accompanying notes to consolidated financial statements.

Note 1 — Summary of Significant Accounting Policies

Business

Harleysville National Corporation (the Corporation) through its subsidiary banks, Harleysville National Bank and Trust Company, Citizens National Bank, and Security National Bank (collectively the Banks), provides a full range of banking services to individual and corporate customers located in eastern Pennsylvania. HNC Financial Company and HNC Reinsurance Company are wholly-owned subsidiaries of the Corporation. HNC Financial Company's principal business function is to expand the investment opportunities of the Corporation. The Corporation incorporated HNC Reinsurance Company during March 2001 to function as a reinsurer of consumer loan credit life and accident and health insurance. A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

The Corporation and the Banks are subject to regulations of certain state and federal agencies and, accordingly, these regulatory authorities periodically examine the Corporation and the Banks. As a consequence of the extensive regulation of commercial banking activities, the Corporation and the Banks' business is susceptible to being affected by state and federal legislation and regulations.

Basis of Financial Statement Presentation

The accounting and reporting policies of the Corporation and its Subsidiaries conform with accounting principles generally accepted in the United States of America (US GAAP) applicable to banks. All significant inter-company transactions are eliminated in consolidation and certain reclassifications are made when necessary to conform with the previous year's financial statements to the current year's presentation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the dates of the balance sheets and revenues and expenditures for the periods presented. Therefore, actual results could differ significantly from those estimates.

Investment Securities

The Corporation accounts for securities under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires, among other things, that debt and equity securities classified as available for sale be reported at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of income taxes. The net effect of unrealized gains or losses, caused by marking an available for sale portfolio to market, could cause fluctuations in the level of shareholders' equity and equity-related financial ratios as changes in market interest rates cause the fair value of fixed-rate securities to fluctuate.

Investment securities are classified as held to maturity when the Corporation and its subsidiaries have the ability and intent to hold those securities to maturity. These investment securities are carried at cost, adjusted for amortization of premiums and accretion of discounts.

Investment securities expected to be held for an indefinite period of time are classified as available for sale and are stated at fair value. Realized gains and losses on the sale of investment securities are recognized using the specific identification method and are included in the consolidated statements of income.

During July 2000, the Corporation reclassified $7,574,000 of investment securities from the held to maturity category to the available for sale category, due to its acquisition of Citizens Bank and Trust Company of Palmerton. As a result of the reclassification, the Corporation recorded $19,000 net of taxes unrealized holding losses in accumulated other comprehensive income.

SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" requires disclosures about financial instruments, which are defined as futures, forwards, swap and option contracts and other financial instruments with similar characteristics. On the balance sheet, receivables and payables are excluded from this definition. The Corporation did not hold any derivative financial instruments as defined by SFAS No. 119 at December 31, 2002 and 2001.

Loans

Loans that management intends to hold to maturity are stated at the principal amount outstanding. Net loans represent the principal loan amount outstanding net of deferred cost and unearned income and reduced by the allowance for loan losses. Interest on loans is credited to income based on the principal amount outstanding.

Lease financing represents automobile and equipment leasing. The lease financing receivable included in loans is stated at the gross amount of lease payments receivable, plus the residual value, less income to be earned over the life of the leases. Such income is recognized over the term of the leases using the level yield method.

Loan origination fees and direct loan origination costs of completed loans are deferred and recognized over the life of the loan as an adjustment to yield. The net loan origination fees recognized as yield adjustments are reflected in total interest income in the consolidated statements of income, and the unamortized balance of such net loan origination fees is reported in the consolidated balance sheets as part of deferred costs, net.

Income recognition of interest is discontinued when, in the opinion of management, the collectibility of such interest becomes doubtful. A loan is generally classified as nonaccrual when principal or interest has consistently been in default for a period of 90 days or more or because of a deterioration in the financial condition of the borrower, and payment in full of principal or interest is not expected. Loans past due 90 days or more and still accruing interest are loans that are generally well-secured and expected to be restored to a current status in the near future.

The Corporation accounts for impaired loans under SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. This standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

The Corporation accounts for its transfers and servicing financial assets in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 revises the standards for accounting for the securitizations and other transfers of financial assets and collateral.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that management considers adequate to provide for potential losses based upon an evaluation of known and inherent risks in the loan portfolio. Allowance for loan losses is based on estimated net realizable value unless it is probable that loans will be foreclosed, in which case allowance for loan losses is based on fair value less selling costs. Management's periodic evaluation is based upon evaluation of the portfolio, past loss experience, current economic conditions and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowances for loan losses. Such agencies may require the Banks to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

In July 2001, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues. SAB No. 102 provides guidance on the development, documentation, and application of a systematic methodology for determining allowances for loans and leases in accordance with US GAAP. The adoption of SAB No. 102 did not have a material impact on the Corporation's financial position, or results of operations.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line and accelerated depreciation methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or estimated useful lives, whichever is shorter.

On January 1, 2002, the Corporation adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144)." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but it retains many of the fundamental provisions of that Statement. The adoption did not have a material effect on our financial statements.

Net Assets in Foreclosure

Net assets in foreclosure include foreclosed real estate which is carried at the lower of cost (lesser of carrying value of loan or fair value at date of acquisition) or estimated fair value less selling costs. Any write-down, at or prior to the dates the real estate is considered foreclosed, is charged to the allowance for loan losses. Subsequent write-downs are recorded in other expenses, and expenses incurred in connection with holding such assets and any gains or losses upon their sale are included in other income and expenses. Net assets in foreclosure also includes foreclosed leases which are carried at lower of cost (lesser of carrying value of loan or fair value at date of acquisition) or estimated fair value less selling costs.

Stock Based Compensation

The Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. The Corporation has chosen an alternative permitted by the standard to continue accounting for employee stock options and similar instruments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 has been applied.

The Corporation has five shareholder approved fixed stock options plans that allow the Corporation to grant options up to an aggregate of 1,783,745 shares of common stock to key employees and directors. At December 31, 2002, 1,486,089 stock options had been granted under the stock option plans. The options have a term of ten years when issued and are completely vested over a five-year period. The exercise price of each option equals the market price of the Corporation's stock on the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 2.72%, 3.00% and 3.26%; expected volatility of 2.37%, 3.61% and 2.58%; risk-free interest rate of 3.55%, 4.90% and 5.96%; and an expected life of 7.74 years, 8.55 years and 9.82 years.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation (in thousands, except per share amounts).

	2002	2001	2000
		(In thousands)	
Net income			
As reported	$32,927	$28,820	$25,604
Stock-based compensation cost determined under fair value method for all awards	893	1,552	2,368
Pro forma	$32,034	$27,268	$23,236
Earnings per share (Diluted)			
As reported	$ 1.67	$ 1.46	$ 1.31
Pro forma	$ 1.63	$ 1.38	$ 1.19
Earnings per share (Basic)			
As reported	$ 1.72	$ 1.50	$ 1.31
Pro forma	$ 1.68	$ 1.42	$ 1.20

Income Taxes

The Corporation accounts for income taxes under the liability method whereby deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The principal types of accounts, resulting in differences between assets and liabilities for financial statement and tax return purposes, are the allowance for possible loan losses, leased assets, deferred loan fees and compensation.

Pension Plans

The Corporation has certain employee benefit plans covering substantially all employees. The Corporation accrues service cost as incurred.

Restrictions on Cash and Due From Banks

As of December 31, 2002, the Banks did not need to maintain reserves (in the form of deposits with the Federal Reserve Bank) to satisfy federal regulatory requirements.

Bank Owned Life Insurance (BOLI)

During 2001 and 2000 the Corporation invested in bank owned life insurance (BOLI). BOLI involves the purchasing of life insurance by the Corporation on a chosen group of employees. The Corporation is the owner and beneficiary of the policies. This pool of insurance, due to tax advantages to the Banks, is profitable to the Corporation. This profitability is used to offset a portion of future benefit cost increases. Banks' deposits fund BOLI and the earnings from BOLI are recognized as other income.

Advertising Costs

The Corporation expenses advertising costs as incurred.

Net Income Per Share

The Corporation follows the provisions of SFAS No. 128, "Earnings per Share." Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

The reconciliation of the numerators and denominators of the basic and diluted EPS follows:

	Year Ended December 31, 2002		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to common shareholders	$32,927,000	19,121,778	$1.72
Effect of Dilutive Securities			
Stock options	—	578,709	(.05)
Diluted EPS			
Income available to common shareholders	$32,927,000	19,700,487	$1.67

Options to purchase 10,000 shares of common stock at $24.42 per share have been excluded in the computation of 2002 diluted EPS because the options' exercise price was greater than the average market price of the common stock.

	Year Ended December 31, 2001		
Basic EPS			
Income available to common shareholders	$28,820,000	19,221,254	$1.50
Effect of Dilutive Securities			
Stock options	—	477,710	(.04)
Diluted EPS			
Income available to common shareholders	$28,820,000	19,698,964	$1.46

There were no anti-dilutive weighted shares excluded in the computation of 2001 diluted EPS since all options' exercise prices were less than the average market price of the common stock.

	Year Ended December 31, 2000		
Basic EPS			
Income available to common shareholders	$25,604,000	19,464,230	$1.31
Effect of Dilutive Securities			
Stock options	—	22,243	—
Diluted EPS			
Income available to common shareholders	$25,604,000	19,486,473	$1.31

Options to purchase 252,963 shares of common stock at $14.77 to $18.44 per share have been excluded in the computation of 2000 diluted EPS because the options' exercise price was greater than the average market price of the common stock.

Comprehensive Income

The Corporation follows SFAS No. 130, "Reporting Comprehensive Income," which establishes standards to provide prominent disclosure of comprehensive income items.

The components of other comprehensive income are as follows:

December 31, 2002	Before Tax Amount	Tax Expense	Net of Tax Amount
	(Dollars in thousands)		
Unrealized gains on securities:			
Unrealized holding gains arising during period	$ 7,171	$(2,508)	$ 4,663
Less reclassification adjustment for gains realized in net income	3,475	(1,215)	2,260
Other comprehensive income, net	$ 3,696	$(1,293)	$ 2,403

December 31, 2001	Before Tax Amount	Tax Expense	Net of Tax Amount
	(Dollars in thousands)		
Unrealized gains on securities:			
Unrealized holding gains arising during period	$ 9,416	$(3,295)	$ 6,121
Less reclassification adjustment for gains realized in net income	4,629	(1,620)	3,009
Other comprehensive income, net	$ 4,787	$(1,675)	$ 3,112

December 31, 2000	Before Tax Amount	Tax Expense	Net of Tax Amount
	(Dollars in thousands)		
Unrealized gains on securities:			
Unrealized holding gains arising during period	$18,845	$(6,581)	$12,264
Less reclassification adjustment for gains realized in net income	52	(18)	34
Other comprehensive income, net	$18,793	$(6,563)	$12,230

Segment Information

SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The statement also requires that public enterprises report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises' products or services, or about the countries in which the enterprises earn revenues and holds assets, and about major customers, regardless of whether the information is used in making operating decisions.

The Corporation has one reportable segment, "Community Banking." All of the Corporation's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Corporation supports the others. For example, commercial lending is dependent upon the ability of the Banks to fund themselves with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Corporation as one operating segment or unit.

The Corporation has also identified several operating segments. These operating segments within the Corporation's operations do not have similar characteristics to the community banking operations and do not meet the quantitative thresholds requiring separate disclosure. These nonreportable segments include HNC Financial Company, HNC Reinsurance Company and the Parent.

Note 2 — Acquisitions

On April 28, 2000, the Corporation consummated its acquisition of Citizens Bank and Trust Company of Palmerton. Under the terms of the merger, accounted for as a pooling-of-interest, Citizens Bank and Trust Company's shareholders received 166 shares of Harleysville National Corporation common stock for each share of common stock of Citizens Bank and Trust Company. Upon the completion of the acquisition, Citizens Bank and Trust Company's banking operations merged into those of Citizens National Bank, a wholly-owned subsidiary of Harleysville National Corporation.

Note 3 — *Investment Securities*

The amortized cost, unrealized gains and losses, and the estimated market value of the Corporation's investment securities held to maturity and available for sale are as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
		(Dollars in thousands)		
Held to maturity				
Obligation of states and political subdivisions	$ 20,410	$ 1,126	$ —	$ 21,536
Mortgage-backed securities	1,451	102	—	1,553
Other securities	550	11	—	561
Totals	$ 22,411	$ 1,239	$ —	$ 23,650
Available for sale				
U.S. Treasury Notes	$ 17,967	$ 467	$ —	$ 18,434
Obligations of other U.S. government agencies and corporations	18,389	142	(22)	18,509
Obligations of states and political subdivisions	331,089	4,324	(1,750)	333,663
Mortgage-backed securities	513,616	5,108	(1,296)	517,428
Other securities	57,323	3,943	(244)	61,022
Totals	$938,384	$13,984	$(3,312)	$949,056

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Held to maturity				
Obligations of states and political subdivisions	$ 22,997	$ 582	$ (3)	$ 23,576
Mortgage-backed securities	2,552	94	—	2,646
Other securities	550	10	—	560
Totals	$ 26,099	$ 686	$ (3)	$ 26,782
Available for sale				
U.S. Treasury notes	$ 29,832	$ 1,261	$ —	$ 31,093
Obligations of other U.S. Government agencies and corporations	26,448	532	—	26,980
Obligations of states and political subdivisions	181,443	1,175	(1,960)	180,658
Mortgage-backed securities	401,763	5,170	(755)	406,178
Other securities	59,910	2,251	(699)	61,462
Totals	$699,396	$10,389	$(3,414)	$706,371

There are no significant concentrations of securities (greater than 10% of shareholders' equity) in any individual security issuer.

Securities with a carrying value of $481,989,000 and $457,964,000 at December 31, 2002 and 2001, respectively, were pledged to secure public funds, government deposits and repurchase agreements.

The amortized cost and estimated market value of investment securities, at December 31, 2002, by contractual maturities, are shown below. Actual maturities will differ from contractual maturities because issuers and borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity Estimated		Available for Sale Estimated	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)			
Due in one year or less	$ 1,038	$ 1,081	$ 32,966	$ 33,595
Due after one year through five years	16,510	15,333	124,740	127,220
Due after five years through ten years	3,412	3,683	171,791	173,294
Due after ten years	—	—	95,271	97,519
	20,960	20,097	424,768	431,628
Mortgage-backed securities	1,451	1,553	513,616	517,428
Totals	$22,411	$21,650	$938,384	$949,056

Proceeds from sales of investment securities available for sale during 2002 were $897,327,000. Gross gains of $4,902,000 and gross losses of $1,427,000 were realized on these sales. Proceeds from sales of investment securities available for sale during 2001 were $468,270,000. Gross gains of $5,415,000 and gross losses of $786,000 were realized on these sales. Proceeds of sales of investment securities available for sale during 2000 were $133,208,000. Gross gains of $953,000 and gross losses of $901,000 were realized on these sales.

During July 2000, the Corporation reclassified $7,574,000 of investment securities from the held to maturity category to the available for sale category, due to its acquisition of Citizens Bank and Trust Company. As a result of the reclassification, the Corporation recorded $19,000 net of taxes unrealized holding losses in accumulated other comprehensive income.

Note 4 — Loans

Major classification of loans are as follows:

	December 31, 2002	December 31, 2001
	(Dollars in thousands)	
Real estate	$ 422,268	$ 417,891
Commercial and industrial	376,029	349,138
Consumer loans	446,505	439,288
Lease financing	87,154	107,617
Total loans	1,331,956	1,313,934
Deferred costs, net	1,336	2,675
Allowance for loan losses	(17,190)	(15,558)
Net loans	$1,316,102	$1,301,051

On December 31, 2002, nonaccrual loans were $5,109,000 and loans 90 days or more past due and still accruing interest were $1,193,000. On December 31, 2001, nonaccrual loans were $6,354,000 and loans 90 days or more past due and still accruing interest were $1,926,000.

The balance of impaired loans was $3,153,000 at December 31, 2002, compared to $3,721,000 at December 31, 2001. The Banks have identified a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement.

The allowance for loan loss associated with the impaired loans was $329,000 at December 31, 2002, and $429,000 at December 31, 2001. The average impaired loan balance was $2,836,000 in 2002, compared to $3,505,000 in 2001. The income recognized on impaired loans during 2002, 2001 and 2000 was $186,000, $78,000 and $128,000, respectively. The Banks' policy for interest income recognition on impaired loans is to recognize income on restructured loans under the accrual method. The Banks recognize income on nonaccrual loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Banks. The Banks will not recognize income if these factors do not exist.

The Banks have no concentration of loans to individual borrowers which exceeded 10% of total loans at December 31, 2002 and 2001. The Banks actively monitor the risk of this loan concentration. The Banks continued to pursue new lending opportunities while seeking to maintain a portfolio that is diverse as to industry concentration, type and geographic distribution. The Banks' geographic lending area is primarily concentrated in Montgomery, Carbon, Bucks, and Wayne counties, but also includes Chester, Berks, Lehigh, Monroe, Northhampton and Schuylkill counties.

Loans to directors, executive officers and their associates, are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Activity of these loans is as follows:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Balance, January 1	$ 16,483	$ 8,344	$ 9,411
New loans	61,157	68,011	68,009
Repayments	(62,360)	(59,872)	(69,076)
Balance, December 31	$ 15,280	$ 16,483	$ 8,344

Note 5 — Allowance for Loan Losses

Transactions in the allowance for loan losses are as follows:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Balance, beginning of year	$15,558	$15,210	$14,887
Provision charged to operating expenses	4,370	3,930	2,312
Loans charged off:			
Commercial and industrial	(108)	(494)	(123)
Consumer	(2,589)	(2,594)	(1,470)
Real estate	(352)	(498)	(610)
Lease financing	(828)	(1,075)	(450)
Total charged off	(3,877)	(4,661)	(2,653)
Recoveries:			
Commercial and industrial	105	38	60
Consumer	786	607	289
Real estate	163	328	274
Lease financing	85	106	41
Total recoveries	1,139	1,079	664
Balance, end of year	$17,190	$15,558	$15,210

Note 6 — Bank Premises and Equipment

Bank premises and equipment consist of the following:

	Estimated Useful Lives	December 31, 2002	December 31, 2001
		(Dollars in thousands)	
Land	Indefinite	$ 4,230	$ 3,190
Buildings	15-39 years	20,862	22,215
Furniture, fixtures and equipment	3-7 years	24,851	21,742
Total cost		49,943	47,147
Less accumulated depreciation and amortization		28,298	25,708
Total		$21,645	$21,439

Note 7 — Deposits

At December 31, 2002, scheduled maturities of certificates of deposit are as follows:

Year Ended December 31,	Amount
2003	$409,713
2004	124,825
2005	101,607
2006	75,492
2007	57,757
Thereafter	54
Total	$769,448

Note 8 — Borrowings

Long-Term Borrowings

Federal Home Loan Bank (FHLB) advances at December 31, 2002, totaled $162,750,000. The advances are collateralized by FHLB stock and certain first mortgage loans and mortgage-backed securities. First mortgages used as collateral for these advances totaled $65,336,000. These advances had a weighted average interest rate of 4.79%. Advances are made pursuant to several different credit programs offered from time to time by the FHLB. Unused lines of credit were $292,813,000 at December 31, 2002 and $112,436,000 at December 31, 2001.

The following table is a summary of long-term borrowings with the Federal Home Loan Bank:

	2002		2001	
	Balance	Average Rate	Balance	Average Rate
2003	$ —	—%	$ —	—%
2004	24,000	6.07%	24,000	6.07%
2005	—	—	—	—
2006	20,000	3.42%	—	—
2007 and thereafter	118,750	4.76%	103,750	4.71%
Total	$162,750	4.79%	$127,750	4.96%

The Banks, pursuant to a designated cash management agreement, utilize securities sold under agreements to repurchase as vehicles for customers' sweep and term investment products. Securitization under these cash management agreements are in U.S. Treasury Securities and obligations of states and political subdivisions securities.

Securities sold under agreement to repurchase

These securities are held in a third-party custodian's account, designated by the Banks under a written custodial agreement that explicitly recognizes the Banks' interest in the securities. At December 31, 2002, these agreements matured within one year. The average balance of securities sold under agreements to repurchase for 2002 was $83,750,000, the maximum amounts outstanding at any month-end during 2002 was $96,665,000 and the average weighted rate paid was 1.51%.

Guaranteed Preferred Beneficial Interest in Corporation's Subordinated Debentures

On February 22, 2001, the Corporation issued $5,000,000 of 10.2% junior subordinate deferrable interest debentures (the debentures) to Harleysville Statutory Trust 1 (the Trust), a Connecticut business trust, in which the Corporation owns all of the common equity. The debentures are the sole asset of the Trust. The Trust issued $5,000,000 of preferred securities to investors. The Corporation's obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Corporation of the Trust's obligations under the preferred securities. The preferred securities must be redeemed upon maturity of the subordinate debentures on February 22, 2031.

Note 9 — Federal Income Taxes

Income tax expense from current operations is composed of the following:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Current tax payable	$10,940	$6,847	$2,379
Deferred income tax	(1,991)	1,327	3,271
Tax expense	$ 8,949	$8,174	$5,650

The effective income tax rates of 21.4% for 2002, 22.1% for 2001 and 18.1% for 2000 were less than the applicable federal income tax rate of 35% for each year. The reason for these differences follows:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Expected tax expense	$14,656	$12,946	$10,939
Tax-exempt income net of interest disallowance	(5,717)	(4,749)	(5,432)
Other	10	(23)	143
Actual tax expense	$ 8,949	$ 8,174	$ 5,650

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

	2002		2001	
	Asset	Liability	Asset	Liability
	(Dollars in thousands)			
Allowance for credit losses	$5,877	$ —	$5,306	$ —
Lease assets	—	19,966	—	20,985
Deferred loan fees	—	12	—	12
Deferred compensation	1,986	—	1,598	—
Unrealized gain on securities	—	3,735	—	2,442
Other	295	—	282	—
Total deferred taxes	$8,158	$23,713	$7,186	$23,439

The exercise of stock options which have been granted under the Corporation's various stock option plans gives rise to compensation, which is includible in the taxable income of the applicable employees and deductible by the Corporation for income tax purposes. Compensation resulting from increases in the fair market value of the Corporation's common stock subsequent to the date of grant of the applicable exercised stock options is not recognized, in accordance with APB Opinion No. 25, as an expense for financial accounting purposes and the related tax benefits are taken directly to additional paid in capital.

Note 10 — Pension Plans

Defined Benefit Pension Plan

The Corporation has a noncontributory defined benefit pension plan covering substantially all employees. The plan's benefits are based on years of service and the employee's average compensation during any five consecutive years within the 10-year period preceding retirement. The plan's funded status and amounts recognized in the financial statements follow:

	2002	2001
	(Dollars in thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 7,487	$ 6,367
Service cost	593	524
Interest cost	437	364
Actual gain	(475)	799
Benefits paid	(414)	(567)
Change in assumptions	702	—
Benefits obligation at end of year	$ 8,330	$ 7,487
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 5,373	$ 5,744
Actual return on plan assets	(552)	(271)
Employer contribution	800	467
Benefits paid	(414)	(567)
Fair value of plan assets at end of year	$ 5,207	$ 5,373

	2002	2001
	(Dollars in thousands)	
Funded status	$(3,123)	$(2,114)
Unrecognized transition (asset)	(138)	(155)
Unrecognized prior service cost	(217)	(328)
Unrecognized net loss	3,806	2,898
Minimum liability recognized	(1,289)	(1,115)
(Accrued) prepaid benefit cost	$ (961)	$ (814)

Weighted-average assumptions as of December 31,	2002	2001	2000
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	4.00%	4.50%	4.50%

Components of net periodic benefit cost	2002	2001	2000
Service cost	$ 593	$ 524	$ 447
Interest cost	437	364	326
Expected return on plan assets	(398)	(402)	(421)
Amortization of prior service cost	(111)	(111)	(111)
Recognized net actuarial loss (gain)	251	95	(6)
Net periodic benefit cost	$ 772	$ 470	$ 235

As of December 31, 2002, Harleysville National Corporation's Pension Plans had an investment in the Corporation's stock with a market value of $166,000.

On January 20, 1999, the Corporation consummated its acquisition of Northern Lehigh Bancorp. Northern Lehigh Bancorp had a noncontributory defined benefit pension plan covering substantially all employees. During 2002, the Northern Lehigh Bancorp Pension Benefit Plan was terminated. All liabilities of this plan were satisfied prior to December 31, 2002. As of December 31, 2001, the benefits obligation was $854,000, the fair value of plan assets was $725,000 and the accrued benefit cost was $129,000.

Supplemental Benefit Plans

The Corporation maintains a non-tax qualified plan for certain of its executives ("SERP") to supplement the benefit these executives can receive under the Company's 401(k) plan and defined benefit plans. The SERP plan's funded status follows:

	2002	2001
	(Dollars in thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 2,580	$ 1,653
Service cost	998	927
Benefits obligation at end of year	$ 3,578	$ 2,580
Funded status	$(3,578)	$(2,580)
Accrued benefit cost	$(3,578)	$(2,580)

	2002	2001	2000
Weighted-average assumptions as of December 31:			
Discount rate	6.00%	6.00%	6.00%
Components of net benefit cost:			
Service cost	$ 998	$ 927	$ 337
Net periodic benefit cost	$ 998	$ 927	$ 337

The SERP provides for payments based on a certain percentage of salary for a period of 10 years after retirement. As of December 31, 2002, and 2001, the Corporation had accrued a liability of $3,781,000 and $2,440,000, respectively, for the SERP.

Defined Contribution Plan

A 401(k) deferred savings plan covers eligible employees of the Banks. Employees may contribute up to a maximum of 15% of salary on a pretax basis with a 50% employer match up to a maximum of 3% of salary. Contributions charged to earnings were $519,000, $371,000, and $353,000 for 2002, 2001 and 2000, respectively.

Note 11 — Shareholders' Equity

On September 16, 2002, the Corporation paid a 5% stock dividend on its common stock to shareholders of record as of September 3, 2002.

On August 10, 2001, the Corporation paid a two-for-one stock split on its common stock in the form of a 100% stock dividend to shareholders of record July 27, 2001.

On November 9, 2000, the Corporation paid a 5% stock dividend on its common stock to shareholders of record as of October 26, 2000.

Note 12 — Stock Options

Information about stock options outstanding at December 31, 2002, is summarized as follows:

	Outstanding	Weighted-Average Exercise Price
Balance 1/1/00	283,099	$13.82
Granted	1,245,684	13.30
Exercised	(8,266)	4.04
Cancelled	(3,473)	15.11
Balance 12/31/00	1,517,044	13.45
Granted	9,257	16.45
Exercised	(66,279)	13.02
Cancelled	(71,718)	13.30
Balance 12/31/01	1,388,304	13.49
Granted	40,450	22.65
Exercised	(98,136)	12.84
Cancelled	(3,780)	13.21
Balance 12/31/02	1,326,838	$13.82

The weighted average fair value of options granted during 2002, 2001 and 2000 were $22.65, $16.45 and $13.30, respectively.

The following table summarizes information about options as of December 31, 2002:

	Options as of December 31, 2002				
	Options Outstanding			Options Exercisable	
Range of Exercise price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 3.50 - $ 4.88	8,266	0.5 Years	$ 4.64	8,266	$ 4.64
12.21 - 14.65	1,017,248	7.9 Years	$13.21	455,029	$13.21
14.65 - 17.09	251,611	6.4 Years	$14.97	250,684	$14.97
17.09 - 19.54	9,263	5.3 Years	$18.37	7,409	$18.37
21.98 - 24.42	40,450	9.2 Years	$22.65	29,400	$22.07
	1,326,838			750,788	$14.10

Note 13 — Commitments and Contingent Liabilities

Based on consultation with the Corporation's legal counsel, management is not aware of any litigation that would have a material adverse effect on the consolidated financial position of the Corporation. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Corporation and its Subsidiaries. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Corporation or its Subsidiaries by government authorities.

Lease commitments for equipment and banking locations expire intermittently over the years through 2036. Most banking location leases require the lessor to pay insurance, maintenance costs and property taxes. Approximate minimum rental commitments for existing operating leases at December 31, 2002, are as follows:

	Total Operating Leases
2003	$ 2,055,000
2004	1,768,000
2005	1,310,000
2006	738,000
2007	714,000
Thereafter	3,826,000
Total	$10,411,000

Total lease expense amounted to $2,090,000 in 2002, $2,109,000 in 2001 and $1,889,000 in 2000.

Note 14 — Financial Instruments with Off-Balance Sheet Risk

The Banks have not entered into any interest rate swaps, caps, floors or collars and are not a party to any forward or futures transactions. However, the Banks are a party to various other financial instruments at December 31, 2002 and 2001, which are not included in the consolidated financial statements, but are required in the normal course of business to meet the financing needs of its customers and to assist in managing its exposure to changes in interest rates.

The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amounts of those instruments. The Banks use the same stringent credit policies in extending these commitments as they do for recorded financial instruments and control their exposure to loss through credit approval and monitoring procedures. These commitments are generally issued for one year or less, often expire without being drawn upon, and often are secured with appropriate collateral.

The Banks offer commercial, mortgage and consumer credit products to their customers in the normal course of business. These products represent a diversified credit portfolio and are generally issued to borrowers within the Banks' branch office systems in eastern Pennsylvania. The ability of the customers to repay their credits is, to some extent, dependent upon the economy in the Banks' market areas.

Note 15 — Regulatory Capital

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action provision	
As of December 31, 2002	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to risk weighted assets):						
Corporation	$222,217	13.38%	$132,866	8.00%	$ —	—
Harleysville National Bank and Trust Co.	133,945	11.16%	96,034	8.00%	120,043	10.00%
Citizens National Bank	37,125	12.01%	24,722	8.00%	30,903	10.00%
Security National Bank	17,033	12.60%	10,814	8.00%	13,517	10.00%
Tier 1 Capital (to risk weighted assets):						
Corporation	$203,896	12.28%	$ 66,433	4.00%	$ —	—
Harleysville National Bank and Trust Co.	122,990	10.25%	48,017	4.00%	72,026	6.00%
Citizens National Bank	33,258	10.76%	12,361	4.00%	18,542	6.00%
Security National Bank	15,338	11.35%	5,407	4.00%	8,110	6.00%
Tier 1 Capital (to average assets):						
Corporation	$203,896	8.19%	$ 99,640	4.00%	$ —	—
Harleysville National Bank and Trust Co.	122,990	6.88%	71,493	4.00%	89,366	5.00%
Citizens National Bank	33,258	6.91%	19,255	4.00%	24,069	5.00%
Security National Bank	15,338	7.77%	7,896	4.00%	9,869	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action provision	
As of December 31, 2001	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to risk weighted assets):						
Corporation	$205,743	13.23%	$124,445	8.00%	$ —	—
Harleysville National Bank and Trust Co.	118,782	10.46%	90,862	8.00%	113,578	10.00%
Citizens National Bank	39,888	13.91%	22,936	8.00%	28,669	10.00%
Security National Bank	15,132	12.53%	9,661	8.00%	12,076	10.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action provision	
As of December 31, 2001	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tier 1 Capital (to risk weighted assets):						
Corporation	$189,423	12.18%	$ 62,222	4.00%	$ —	—
Harleysville National Bank and Trust Co.	108,939	9.59%	45,431	4.00%	68,147	6.00%
Citizens National Bank	36,297	12.66%	11,468	4.00%	17,202	6.00%
Security National Bank	13,622	11.28%	4,830	4.00%	7,246	6.00%
Tier 1 Capital (to average assets):						
Corporation	$189,423	8.71%	$ 87,040	4.00%	$ —	—
Harleysville National Bank and Trust Co.	108,939	6.91%	63,024	4.00%	78,780	5.00%
Citizens National Bank	36,297	8.45%	17,182	4.00%	21,477	5.00%
Security National Bank	13,622	8.44%	6,455	4.00%	8,069	5.00%

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table) of total and Tier 1 capital to risk-weighted assets. Management believes, as of December 31, 2002, that the Banks meet all capital adequacy requirements to which they are subject. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events that have occurred that management believes have changed the institutions' category.

The National Banking Laws require the approval of the Office of the Comptroller of the Currency if the total of all dividends declared by a national bank in any calendar year exceed the net profits of the bank (as defined) for that year combined with its retained net profits for the preceding two calendar years. Under this formula, the Banks may declare dividends in 2003 of approximately $36,000,000 plus an amount equal to the net profits of the Banks in 2003 up to the date of any such dividend declaration.

Additionally, banking regulations limit the amount of investments, loans, extensions of credit and advances that one subsidiary bank can make to the Corporation at any time to 10% and in the aggregate 20% of the Banks' capital stock and surplus. These regulations also require that any such investment, loan, extension of credit or advance be secured by securities having a market value in excess of the amount thereof. At December 31, 2002, there were no investments, loans, extensions of credit or advances from any of the Banks to the Corporation.

Note 16 — Fair Value of Financial Instruments

SFAS No. 107 "Disclosures about Fair Values of Financial Instruments," requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Corporation, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Corporation's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans and investments. Therefore, the Corporation had to use significant estimates and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Estimated fair values have been determined by the Corporation using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used, the estimated fair values and recorded book balances at December 31, 2002 and 2001 are outlined as follows:

For cash and due from banks, interest-bearing deposits in banks and federal funds sold, the recorded book values of $104,087,000 and $82,624,000 at December 31, 2002 and 2001, respectively, approximate fair values. The estimated fair values of investment securities are based on quoted market prices, if available. Estimated fair values are based on quoted market prices of comparable instruments if quoted market prices are not available.

The loan portfolio, net of unearned income, at December 31, 2002 and 2001, has been valued using a present value discounted cash flow analysis where market prices were not available. The discount rate used in these calculations is the estimated current market rate adjusted for credit risk. The carrying value approximates its fair value.

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Investment Securities	$ 971,467,000	$ 972,706,000	$ 732,470,000	$ 733,153,000
Loans, Net	$1,333,292,000	$1,348,922,000	$1,316,609,000	$1,353,400,000

The estimated fair values of demand deposits (i.e., interest and noninterest-bearing checking accounts, savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. The carrying amount of accrued interest receivable and payable approximates fair value.

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Time Deposits	$769,448,000	$859,647,000	$723,894,000	$744,810,000

The fair values of demand notes, borrowings, and securities sold under agreements to repurchase of $248,906,000 and $210,820,000 at December 31, 2002 and 2001, respectively, approximate their recorded book balances.

The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and the fair value of letters of credit are considered immaterial.

Note 17 — Condensed Financial Information Parent-Company Only

Condensed financial statements of Harleysville National Corporation follow:

CONDENSED BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(Dollars in thousands)	
Assets:		
Cash	$ 2,031	$ 1,526
Investments in subsidiaries	209,204	192,821
Other assets	136	144
Total assets	$211,371	$194,491
Liabilities and shareholders' equity:		
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	$ 5,000	$ 5,000
Other liabilities	165	142
Total liabilities	5,165	5,142
Shareholders' equity:		
Common stock	19,597	18,571
Additional paid in capital	96,585	71,419
Retained earnings	94,677	100,171
Treasury stock	(11,590)	(5,346)
Net unrealized gain on investment securities available for sale	6,937	4,534
Total shareholders' equity	206,206	189,349
Total liabilities and shareholders' equity	$211,371	$194,491

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31, 2002	2001	2000
	(Dollars in thousands)		
Dividends from subsidiaries	$19,879	$12,293	$14,575
Investment income	16	8	—
Total operating income	19,895	12,301	14,575
Interest on subordinated debt	517	451	—
Other expenses	10	22	14
Total operating expenses	527	473	14
Income before income tax expense and equity in undistributed net income of subsidiaries	19,368	11,828	14,561
Income tax expense	(179)	(163)	(5)

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Income before equity in undistributed net income of subsidiaries	19,547	11,991	14,566
Equity in undistributed net income of subsidiaries	13,380	16,829	11,038
Net income	$32,927	$28,820	$25,604

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Operating activities:			
Net income	$ 32,927	$ 28,820	$ 25,604
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of banks	(13,380)	(16,829)	(11,038)
Net decrease (increase) in assets	8	(144)	—
Net increase (decrease) in other liabilities	23	147	(5)
Net cash provided by operating activities	19,578	11,994	14,561
Investing activities:			
Capital contributions made to the subsidiaries	(600)	—	(3,000)
Net cash (used in) provided by investing activities	(600)	—	(3,000)
Financing activities:			
Proceeds from issuance of long-term debt	—	5,000	—
Cash dividends and fractional shares	(13,495)	(11,893)	(10,430)
Repurchase of common stock	(6,244)	(5,093)	(578)
Stock options and awards	1,266	867	47
Net cash used in financing activities	(18,473)	(11,119)	(10,961)
Net increase in cash	505	875	600
Cash and cash equivalents at beginning of year	1,526	651	51
Cash and cash equivalents at end of year	$ 2,031	$ 1,526	$ 651

Note 18 — Quarterly Financial Data (Unaudited)

The following is the summarized (unaudited) consolidated quarterly financial data of the Corporation which, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the Corporations' results of operations:

(Dollars in thousands, except per share information)

	Three Months Ended 2002			
	March 31	June 30	Sept. 30	Dec. 31
Interest income	$33,689	$33,452	$33,118	$32,371
Net interest income	20,608	20,450	19,679	19,283
Provision for losses	1,351	1,094	956	969
Noninterest income	5,523	6,119	5,441	5,440
Operating expenses	14,479	14,714	13,501	13,603
Income before income tax expense	10,301	10,761	10,663	10,151
Income tax expense	2,488	2,383	2,250	1,828
Net income	$ 7,813	$ 8,378	$ 8,413	$ 8,323
Net income per share				
Diluted	$ 0.40	$ 0.42	$ 0.43	$ 0.42
Basic	$ 0.41	$ 0.44	$ 0.44	$ 0.43

	Three Months Ended 2001			
	March 31	June 30	Sept. 30	Dec. 31
Interest income	$34,509	$34,537	$35,009	$34,624
Net interest income	17,151	18,058	18,766	19,767
Provision for losses	647	962	1,353	968
Noninterest income	4,192	5,121	6,256	6,656
Operating expenses	12,465	13,240	13,744	15,594
Income before income tax expense	8,231	8,977	9,925	9,861
Income tax expense	1,700	1,856	2,302	2,316
Net income	$ 6,531	$ 7,121	$ 7,623	$ 7,545
Net income per share				
Diluted	$ 0.33	$ 0.36	$ 0.39	$ 0.38
Basic	$ 0.34	$ 0.37	$ 0.40	$ 0.39

Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Harleysville National Corporation

We have audited the accompanying consolidated balance sheets of Harleysville National Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harleysville National Corporation as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
January 9, 2003

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561-4200
F 215.561.1066
W www.grantthorton.com

Grant Thornton LLP
US Member of Grant Thornton International

Other Material Required by Form 10-K

History and Business

Harleysville National Corporation, a Pennsylvania corporation (the Corporation), was incorporated in June, 1982. On January 1, 1983, the Corporation became the parent bank holding company of Harleysville National Bank and Trust Company (HNB), established in 1909, a wholly owned subsidiary of the Corporation. On February 13, 1991, the Corporation acquired all of the outstanding common stock of Citizens National Bank (CNB), established in 1903. On June 1, 1992, the Corporation acquired all of the outstanding stock of Summit Hill Trust Company (Summit Hill). On September 25, 1992, Summit Hill merged into CNB and is now operating as a branch office of CNB. On July 1, 1994 the Corporation acquired all of the outstanding stock of Security National Bank (SNB), established in 1988. On March 1, 1996, the Corporation acquired all of the outstanding common stock of Farmers & Merchants Bank (F & M). F & M was merged into CNB and is now operating as a branch office of CNB. On March 17, 1997, the HNC Financial Company was incorporated as a Delaware Corporation. HNC Financial Company's principal business function is to expand the investment opportunities of the Corporation. On January 20, 1999, the Corporation acquired all of the outstanding stock of Northern Lehigh Bancorp, Inc., parent company of Citizens National Bank of Slatington. Citizens National Bank of Slatington was merged into CNB. On April 28, 2000, the Corporation acquired all of the outstanding common stock of Citizens Bank and Trust Company of Palmerton (CB & T). CB & T was merged into CNB. On March 30, 2001, HNC Reinsurance Company was incorporated as an Arizona Corporation. HNC Reinsurance Company functions as a reinsurer of consumer loan credit life and accident and health insurance. The Corporation is primarily a bank holding company that provides financial services through its three bank subsidiaries. Since commencing operations, the Corporation's business has consisted primarily of managing HNB, CNB and SNB (collectively the Banks), and its principal source of income has been dividends paid by the Banks. The Corporation is registered as a bank holding company under the Bank Holding Company Act of 1956.

The Banks are national banking associations under the supervision of the Office of the Comptroller of the Currency. The Corporation's and HNB's legal headquarters are located at 483 Main Street, Harleysville, Pennsylvania 19438. CNB's legal headquarters is located at 13-15 West Ridge Street, Lansford, Pennsylvania 18232. SNB's legal headquarters is located at One Security Plaza, Pottstown, Pennsylvania 19464. HNC Financial Company's legal headquarters is located at 2751 Centerville Road, Suite 3164, Wilmington, Delaware 19808. HNC Reinsurance Company's legal headquarters is located at 101 North First Avenue, Suite 2460, Phoenix, AZ 85003.

As of December 31, 2002, the Corporation had total assets of $2,490,864,000, total shareholders' equity of $206,206,000 and total deposits of $1,979,822,000.

The Banks engage in the full-service commercial banking and trust business, including accepting time and demand deposits, making secured and unsecured commercial and consumer loans, financing commercial transactions, making construction and mortgage loans and performing corporate pension and personal investment and trust services. Their deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law. The Banks have 40 branch offices located in Montgomery, Bucks, Chester, Berks, Carbon, Wayne, Monroe, Lehigh, Northampton and Schuylkill counties, Pennsylvania, 22 of which are owned by the Banks and 18 of which are leased from third parties.

The Banks enjoy a stable base of core deposits and are leading community banks in their service areas. The Banks believe they have gained their position as a result of a customer-oriented philosophy and a strong commitment to service. Senior management has made the development of a sales orientation throughout the Banks one of their highest priorities and emphasizes this objective with extensive training and sales incentive programs. The Banks maintain close contact with the local business community to monitor commercial lending needs and believe they respond to customer requests quickly and with flexibility. Management believes these competitive strengths are reflected in the Corporation's results of operations.

As of December 31, 2002, the Corporation and the Banks employed approximately 598 full-time equivalent employees. The Corporation provides a variety of employment benefits and considers its relationships with its employees to be satisfactory.

Competition

The Banks compete actively with other eastern Pennsylvania financial institutions, many larger than the Banks, as well as with financial and non-financial institutions headquartered elsewhere. The Banks are generally competitive with all competing institutions in their service areas with respect to interest rates paid on time and savings deposits, service charges on deposit accounts, interest rates charged on loans, and fees and charges for trust services. At December 31, 2002, HNB's legal lending limit to a single customer was $20,094,000 and CNB's and SNB's legal lending limits to a single customer were $5,622,000 and $2,616,000, respectively. Many of the institutions with which the Banks compete are able to lend significantly more than these amounts to a single customer.

Supervision and Regulation — The Registrant

In November, 1999, the Gramm-Leach-Bliley Financial Modernization Act of 1999 (Modernization Act) became law. The Modernization Act allows bank holding companies meeting management, capital and Community Reinvestment Act standards to engage in a substantially broader range of nonbanking activities than was permissible before enactment, including underwriting insurance and making merchant banking investments in commercial and financial companies. It allows insurers and other financial services companies to acquire banks, removes various restrictions that currently apply to bank holding company ownership of securities firms and mutual fund advisory companies, and establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations. The Corporation currently believes it meets the requirements for the broader range of activities that will be permitted by the Modernization Act.

The Modernization Act also modified law related to financial privacy and community reinvestment. The privacy provisions generally prohibit financial institutions, including the Corporation, from disclosing nonpublic financial information to nonaffiliated third parties unless customers have the opportunity to "opt out" of the disclosure.

Pending Legislation

Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation which, if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on the Corporation's results of operations.

Effects of Inflation

Inflation has some impact on the Corporation's and the Banks' operating costs. Unlike many industrial companies, however, substantially all of the Banks' assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's and the Banks' performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as prices of goods and services.

Effect of Government Monetary Policies

The earnings of the Corporation are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. An important function of the Federal Reserve is to regulate the money supply and interest rates. Among the instruments used to implement those objectives are open market operations in United States government securities and changes in reserve requirements against member bank deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect rates charged on loans or paid for deposits.

The Banks are members of the Federal Reserve and, therefore, the policies and regulations of the Federal Reserve have a significant effect on its deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect the Banks' operations in the future. The effect of such policies and regulations upon the future business and earnings of the Corporation and the Banks cannot be predicted.

Environmental Regulations

There are several federal and state statutes which regulate the obligations and liabilities of financial institutions pertaining to environmental issues. In addition to the potential for attachment of liability resulting from its own actions, a bank may be held liable under certain circumstances for the actions of its borrowers, or third parties, when such actions result in environmental problems on properties that collateralize loans held by the bank. Further, the liability has the potential to far exceed the original amount of a loan issued by the bank. Currently, neither the Corporation nor the Banks are a party to any pending legal proceeding pursuant to any environmental statute, nor are the Corporation and the Banks aware of any circumstances that may give rise to liability under any such statute.

Supervision and Regulation — Banks

The operations of the Banks are subject to federal and state statutes applicable to banks chartered under the banking laws of the United States, to members of the Federal Reserve and to banks whose deposits are insured by the FDIC. The Banks' operations are also subject to regulations of the OCC, the Federal Reserve and the FDIC. The primary supervisory authority of the Banks is the OCC, who regularly examines the Banks. The OCC has authority to prevent a national bank from engaging in unsafe or unsound practices in conducting its business.

Federal and state banking laws and regulations govern, among other things, the scope of a bank's business, the investments a bank may make, the reserves against deposits a bank must maintain, loans a bank makes and collateral it takes, the activities of a bank with respect to mergers and consolidations and the establishment of branches.

As a subsidiary bank of a bank holding company, the Banks are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or its subsidiaries, or investments in the stock or other securities as collateral for loans. The Federal Reserve Act and Federal Reserve regulations also place certain limitations and reporting requirements on extensions of credit by a bank to principal shareholders of its parent holding company, among others, and to related interests of such principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a principal shareholder of a holding company may obtain credit from banks with which the subsidiary bank maintains a correspondent relationship.

Under the Federal Deposit Insurance Act, the OCC possesses the power to prohibit institutions regulated by it (such as the Banks) from engaging in any activity that would be an unsafe and unsound banking practice or would otherwise be in violation of the law.

Under the Community Reinvestment Act of 1977, the OCC is required to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of the community, including low and moderate income neighborhoods, which they serve and to take this record into account in its evaluation of any application made by any of such institutions for, among other things, approval of a branch or other deposit facility, office relocation, a merger or an acquisition of bank shares. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 amended the CRA to require, among other things, that the OCC make publicly available the evaluation of a bank's record of meeting the credit needs of its entire community, including low and moderate income neighborhoods. This evaluation will include a descriptive rating like "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance" and a statement describing the basis for the rating. These ratings are publicly disclosed.

Under the Bank Secrecy Act, banks and other financial institutions are required to report to the Internal Revenue Service currency transactions of more than $10,000 or multiple transactions of which a bank is aware in any one day that aggregate in excess of $10,000. Civil and criminal penalties are provided under the Bank Secrecy Act for failure to file a required report, for failure to supply information required by the Bank Secrecy Act or for filing a false or fraudulent report.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires that institutions be classified, based on their risk-based capital ratios into one of five defined categories, as illustrated below: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

Capital Category	Total Risk Based Ratio	Tier 1 Risk Based Ratio	Tier 1 Leverage Ratio	Under a Capital Order or Directive
Well capitalized	≥10.0	≥6.0	≥ 5.0	NO
Adequately capitalized	≥ 8.0	≥4.0	≥ 4.0*	
Undercapitalized	< 8.0	<4.0	<4.0*	
Significantly undercapitalized	< 6.0	<3.0	<3.0	
Critically undercapitalized			<2.0	

* 3.0 for those banks having the highest available regulatory rating.

In the event an institution's capital deteriorates to the undercapitalized category or below, FDICIA prescribes an increasing amount of regulatory intervention, including: the institution of a capital restoration plan and a guarantee of the plan by a parent institution; and the placement of a hold on increases in assets, number of branches or lines of business. If capital has reached the significantly or critically undercapitalized levels, further material restrictions can be imposed, including restrictions on interest payable on accounts, dismissal of management and, in critically undercapitalized situations, appointment of a receiver. For well capitalized institutions, FDICIA provides authority for regulatory intervention where the institution is deemed to be engaging in unsafe or unsound practices or receives a less than satisfactory examination report rating for asset quality, management, earnings or liquidity. All but well capitalized institutions are prohibited from accepting brokered deposits without prior regulatory approval. Under FDICIA, financial institutions are subject to increased regulatory scrutiny and must comply with certain operational, managerial and compensation standards to be developed by Federal Reserve Board regulations. FDICIA also requires the regulators to issue new rules establishing certain minimum standards to which an institution must adhere including standards requiring a minimum ratio of classified assets to capital, minimum earnings necessary to absorb losses and minimum ratio of market value to book value for publicly held institutions. Additional regulations are required to be developed relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth and excessive compensation, fees and benefits.

Annual full-scope, on site regulatory examinations are required for all the FDIC-insured institutions except institutions with assets under $100 million which are well capitalized, well-managed and not subject to a recent change in control, in which case, the examination period is every 18 months. Banks with total assets of $500 million or more, as of the beginning of fiscal year 1993, are required to submit to their supervising federal and state banking agencies a publicly available annual audit report. The independent accountants of such banks are required to attest to the accuracy of management's report regarding the internal control structure of the bank. In addition, such banks also are required to have an independent audit committee composed of outside directors who are independent of management, to review with management and the independent accountants, the reports that must be submitted to the bank regulatory agencies. If the independent accountants resign or are dismissed, written notification must be given to the Banks' supervising government banking agencies. These accounting and reporting reforms do not apply to an institution such as a bank with total assets at the beginning of its fiscal year of less than $500 million, such as CNB or SNB.

FDICIA also requires that banking agencies reintroduce loan-to-value ratio regulations which were previously repealed by the 1982 Act. Loan-to-values limit the amount of money a financial institution may lend to a borrower, when the loan is secured by real estate, to no more than a percentage, set by regulation, of the value of the real estate.

A separate subtitle within FDICIA, called the "Bank Enterprise Act of 1991," requires "truth-in-savings" on consumer deposit accounts so that consumers can make meaningful comparisons between the competing claims of banks with regard to deposit accounts and products. Under this provision, a bank is required to provide information to depositors concerning the terms of their deposit accounts, and in particular, to disclose the annual percentage yield. The operational cost of complying with the Truth-In-Savings law had no material impact on liquidity, capital resources or reported results of operations.

While the overall impact of fully implementing all provisions of the FDICIA cannot be accurately calculated, Management believes that full implementation of the FDICIA had no material impact on liquidity, capital resources or reported results of operation in future periods.

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restriction on, the business of the Banks. It cannot be predicted whether any such legislation will be adopted or, if adopted, how such legislation would affect the business of the Banks. As a consequence of the extensive regulation of commercial banking activities in the United States, the Banks' business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business.

Item 2. *Properties*

The principal executive offices of the Corporation and of HNB are located in Harleysville, Pennsylvania in a two-story office building owned by HNB, built in 1929. HNB also owns the buildings in which twelve of its branches are located and leases space for the other eleven branches from unaffiliated third parties under leases expiring at various times through 2036. The principal executive offices of CNB are located in Lansford, Pennsylvania in a two-story office building owned by CNB. Citizens owns nine of the buildings where its branches are located and leases two branches. The principal executive offices of SNB are located in Pottstown, Pennsylvania, in a building leased by SNB. SNB leases five branches, and owns its Pottstown Center branch. HNC Investment Company leases an office in Wilmington, Delaware. HNC Reinsurance Company leases an office in Phoenix, Arizona.

Office	Office Location	Owned/Leased
Harleysville	483 Main Street, Harleysville, PA	Owned
Skippack	Route 73, Skippack, PA	Owned
Limerick	Ridge Pike, Limerick, PA	Owned
North Penn	Welsh & North Wales Rd., North Wales, PA	Owned
Gilbertsville	Gilbertsville Shopping Center, Gilbertsville, PA	Leased
Hatfield	Snyder Square, Hatfield, PA	Leased
North Broad	North Broad Street, Lansdale, PA	Owned
Marketplace	Marketplace Shopping Center, Lansdale, PA	Leased
Normandy Farms	Morris Road, Blue Bell, PA	Leased
Horsham	Babylon Business Center, Horsham, PA	Leased
Meadowood	Route 73, Worcester, PA	Leased
Collegeville	364 Main Street, Collegeville, PA	Owned
Sellersville	209 North Main Street, Sellersville, PA	Owned
Trainers Corner	Trainers Corner Center, Quakertown, PA	Leased
Quakertown Main	224 West Broad Street, Quakertown, PA	Owned
Spring House	1017-1031 N. Bethlehem Pike, Spring House, PA	Owned

Office	Office Location	Owned/Leased
Red Hill	400 Main Street, Red Hill, PA	Owned
Doylestown	500 East State Road, Doylestown, PA	Leased
Audubon	2624 Egypt Road, Audubon, PA	Owned*
Chalfont	251 West Butler Avenue, Chalfont, PA	Leased
Royersford	440 W. Linfield-Trappe Road, Royersford, PA	Owned*
Souderton	702 Route 113, Souderton, PA	Leased
Foulkeways	1120 Meetinghouse Road, Gwynedd, PA	Leased
Citizens	13-15 West Ridge Street, Lansford, PA	Owned
Summit Hill	2 East Ludlow Street, Summit Hill, PA	Owned
Lehighton	904 Blakeslee Blvd, Lehighton, PA	Owned
Farmers & Merchants	1001 Main Street, Honesdale, PA	Owned
McAdoo	25 North Kennedy Drive, McAdoo, PA	Owned
Slatington	502 Main Street, Slatington, PA	Owned
Slatington Handi-Bank	705 Main Street, Slatington, PA	Owned
Lehigh Township	4421 Lehigh Drive, Walnutport, PA	Owned
Palmerton	372 Delaware Avenue, Palmerton, PA	Owned
Kresgeville	Route 209, Kresgeville, PA	Leased
Allentown	1602-1604 Allen Street, Allenton, PA	Leased
Pottstown	One Security Plaza, Pottstown, PA	Leased
Pottstown	1450 East High Street, Pottstown, PA	Leased
Pottstown	930 North Charlotte Street, Pottstown, PA	Leased
Pottstown	Rt. 100 and Shoemaker Road, Pottstown, PA	Owned*
Boyertown	Rt. 100 and Baus Road, Boyertown, PA	Leased
Douglassville	1191 Ben Franklin Parkway, Douglassville, PA	Leased

* Branch buildings are owned by the Banks and the land is leased.

In management's opinion, all of the above properties are in good condition and are adequate for the Registrant's and the Banks' purposes.

Legal Proceedings

Management, based on consultation with the Corporation's legal counsel, is not aware of any litigation that would have a material adverse effect on the consolidated financial position of the Corporation. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Corporation and its subsidiaries — Harleysville National Bank and Trust Company, Citizens National Bank, Security National Bank, HNC Financial Company and HNC Reinsurance Company. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Corporation and the Banks by government authorities.

Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of 2002 to a vote of holders of the Corporation's Common Stock.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Executive Officers of Registrant

The following listing sets forth the name, age (as of February 28, 2003) and principal position regarding the Executive Officers of the Corporation

Name	Age	Position
Walter E. Daller, Jr.	63	Chairman of the Board, President and Chief Executive Officer of the Corporation.
Demetra M. Takes	52	President and Chief Executive Officer of Harleysville since 1999, prior position was President and Chief Operating Officer of Harleysville.
Thomas D. Oleksa	49	President and Chief Executive Officer of Citizens National Bank.
Fred C. Reim, Jr.	59	President and Chief Executive Officer of Security National Bank since 1998, prior position was Senior Vice President of Harleysville.
Gregg J. Wagner	42	Executive Vice President and Chief Financial Officer since 2000, prior position was Senior Vice President of Finance.
Mikkalya B. Murray	47	Executive Vice President and Chief Credit Officer since 2000, prior position was Senior Vice President of Loan Administration.

The rules of the Securities and Exchange Commission require that the corporation disclose late filings of reports of stock ownership (and changes in stock ownership) by its directors and executive officers. To the best of the corporation's knowledge, the following persons inadvertently missed Form 4 filing deadlines:.

- Walter R. Bateman, II failed to timely file a report for the purchase of 500 shares during May 2002.
- Stephanie S. Mitchell failed to timely file a report for the purchase of 3,175 shares by her company, R.C. Smith Industries, Inc., for September 2002.

Exhibits

Exhibit No.	Description of Exhibits
(3.1)	Harleysville National Corporation Articles of Incorporation, as amended. (Incorporated by reference to Exhibit 3(a) to the Corporation's Registration Statement No. 33-65021 on Form S-4, as filed on December 14, 1995.)
(3.2)	Harleysville National Corporation By-laws. (Incorporated by reference to Exhibit 3(b) to the Corporation's Registration Statement No. 33-65021 on Form S-4, as filed on December 14, 1995.)
(10.1)	Harleysville National Corporation 1993 Stock Incentive Plan. (Incorporated by Reference to Exhibit 4.3 of Registrant's Registration Statement No. 33-57790 on Form S-8, filed with the Commission on October 1, 1993.)
(10.2)	Harleysville National Corporation Stock Bonus Plan. (Incorporated by Reference to Exhibit 99A of Registrant's Registration Statement No. 33-17813 on Form S-8, filed with the Commission on December 13, 1996.)
(10.3)	Supplemental Executive Retirement Plan. (Incorporated by Reference to Exhibit 10.3 of Registrant's Annual Report in Form 10-K for the year ended December 31, 1997, filed with the Commission on March 27, 1998.)
(10.4)	Walter E. Daller, Jr., Chairman, President and Chief Executive Officer's employment agreement. (Incorporated by Reference to Registrant's Registration Statement on Form 8-K, filed with the Commission on March 25, 1999.)
(10.5)	Demetra M. Takes, President and Chief Executive Officer of Harleysville employment agreement. (Incorporated by Reference to Registrant's Registration Statement on Form 8-K, filed with the Commission on March 25, 1999.)
(10.6)	Vernon L. Hunsberger, Senior Vice President/CFO and Cashier's employment agreement. (Incorporated by Reference to Registrant's Registration Statement on Form 8-K, filed with the Commission on March 25, 1999.)
(10.7)	Harleysville National Corporation 1998 Stock Incentive Plan. (Incorporated by Reference to Registrant's Registration Statement No. 333-79971 on Form S-8 filed with the Commission on June 4, 1999.)
(10.8)	Harleysville National Corporation 1998 Independent Directors Stock Option Plan. (Incorporated by Reference to Registrant's Registration Statement No. 333-79973 on Form S-8 filed with the Commission on June 4, 1999.)
(21)	Subsidiaries of Registrant.
(23)	Consent of Grant Thornton LLP, Independent Certified Public Accountants.
(b)	Reports on Form 8-K During the quarter ended December 31, 2002, the Registrant filed a Form 8-K containing the third quarter of 2002 earnings press release.
(99.1)	Certification. Walter E. Daller, Jr., Chairman, President and Chief Executive Officer.
(99.2)	Certification. Gregg J. Wagner, Executive Vice President and Chief Financial Officer.
(99.3)	Management's Statement of Responsibility.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARLEYSVILLE NATIONAL CORPORATION

By: /s/ WALTER E. DALLER, JR.

Walter E. Daller, Jr.
President

Date: February 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WALTER R. BATEMAN II Walter R. Bateman II	Director	February 28, 2003
/s/ LEEANN BERGEY LeeAnn Bergey	Director	February 28, 2003
/s/ WALTER E. DALLER, JR. Walter E. Daller, Jr.	Chairman of the Board, President and Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2003
/s/ HAROLD A. HERR Harold A. Herr	Director	February 28, 2003
/s/ GREGG J. WAGNER Gregg J. Wagner	Treasurer (Principal Financial and Accounting Officer)	February 28, 2003
Stephanie S. Mitchell	Director	February 28, 2003
/s/ HENRY M. POLLAK Henry M. Pollak	Director	February 28, 2003
/s/ PALMER E. RETZLAFF Palmer E. Retzlaff	Director	February 28, 2003
/s/ JAMES A. WIMMER James A. Wimmer	Director	February 28, 2003
/s/ WILLIAM M. YOCUM William M. Yocum	Director	February 28, 2003

EXHIBIT INDEX

Exhibit	
(13)	Excerpts from the Corporation's 2002 Annual Report to Shareholders
(21)	Subsidiaries of Registrant.
(23)	Consent of Grant Thornton LLP, Independent Certified Public Accountants.
(99.1)	Certification. Walter E. Daller, Jr., Chairman, President and Chief Executive Officer.
(99.2)	Certification. Gregg J. Wagner, Executive Vice President and Chief Financial Officer.
(99.3)	Management's Statement of Responsibility.

Exhibit 21

Registrant owns all of the issued and outstanding capital stock of Harleysville National Bank and Trust Company, a National banking association headquartered at 483 Main Street, Harleysville, PA 19438, Citizens National Bank, a national banking association headquartered at 13-15 West Ridge Street, Lansford, PA 18232, Security National Bank, a national banking association headquartered at One Security Plaza, Pottstown, PA 19464, HNC Financial Company, a Delaware Corporation headquartered at 2751 Centerville Road, Suite 3164, Wilmington, Delaware 19808 and of HNC Reinsurance Company, an Arizona Corporation headquartered at 101 North First Avenue, Suite 2460, Phoenix, Arizona 85003.

Exhibit 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our reports dated January 9, 2003, accompanying the consolidated financial statements included in the 2002 Annual Report of Harleysville National Corporation on Form 10-K for the year ended December 31, 2002. We hereby consent to the incorporation by reference of said report in the Registration Statements of Harleysville National Corporation on Forms S-8 (File No. 33-57790, effective October 1, 1993, File No. 33-17813, effective December 16, 1996, File No. 333-79972, effective June 4, 1999, and File No. 333-79973, effective June 4, 1999).

Grant Thornton LLP

Philadelphia, Pennsylvania
March 7, 2003

Exhibit 99.1

CERTIFICATION

I, Walter E. Daller, Jr., Chairman, President and Chief Executive Officer, certify, that:

1. I have reviewed this quarterly report on Form 10-K of Harleysville National Corporation.

2. Based on my knowledge, the quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report.

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect the internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: Walter E. Daller, Jr.

Chairman, President and
Chief Executive Officer
Harleysville National Corporation

Date: February 28, 2003

Exhibit 99.2

CERTIFICATION

I, Gregg J. Wagner, Executive Vice President and Chief Financial Officer certify, that:

1. I have reviewed this quarterly report on Form 10-K of Harleysville National Corporation.

2. Based on my knowledge, the quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report.

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect the internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: [signature]

Executive Vice President and
Chief Financial Officer
Harleysville National Corporation

Date: February 28, 2003

Exhibit 99.3

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

Management acknowledges its responsibility for financial reporting (both audited and unaudited) which provides a fair representation of the Corporation's operations and is reliable and relevant to a meaningful appraisal of the Corporation.

Management has prepared the financial statements in accordance with accounting principles generally accepted in the United States of America, making appropriate use of estimates and judgement, and considering materiality. Except for tax equivalency adjustments made to enhance comparative analysis, all financial information is consistent with the audited financial statements.

In addition, management is responsible for establishing and maintaining effective internal control over financial reporting, presented in conformity with accounting principles generally accepted in the United States of America and the applicable requirements of the Federal Reserve System. The internal control system contains monitoring mechanisms, and actions are taken to correct deficiencies identified. There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control systems can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control systems may vary over time.

Management assessed Harleysville National Corporation's internal control over financial reporting, presented in conformity with accounting principles generally accepted in the United States of America and applicable Federal Reserve requirements as of December 31, 2002. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that Harleysville National Corporation maintained effective internal control over financial reporting, presented in conformity with accounting principles generally accepted in the United States of America and applicable Federal Reserve requirements as of December 31, 2002.

Management is also responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders, designated by the Federal Deposit Insurance Corporation or the Federal Reserve as safety and soundness laws and regulations.

Management has assessed compliance by Harleysville National Corporation and subsidiaries with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the subsidiary insured depository institutions complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2002.

Oversight of the financial reporting process is provided by the Audit Committee of the Board of Directors, which consists of outside directors. This Committee meets on a regular basis with the internal auditor, who reports directly to the Board of Directors, to approve the audit schedule and scope, discuss the adequacy of the internal control system and the quality of financial reporting, review audit reports and address problems. The Committee also reviews the Company's annual report to shareholders and the annual report to the Securities and Exchange Commission on Form 10-K. The Audit Committee meets at least annually with the external auditors, and has direct and private access to them at any time.

The independent public accounting firm of Grant Thornton LLP has examined the Corporation's financial records. The resulting opinion statement is based upon knowledge of the Corporation's accounting systems, as well as on tests and other audit procedures performed in accordance with auditing standards generally accepted in the United States of America.

By: [signature]

Chairman, President and
Chief Executive Officer
Harleysville National Corporation

By: [signature]

Executive Vice President and
Chief Financial Officer
Harleysville National Corporation

DATE: February 28, 2003

ANNUAL MEETING OF SHAREHOLDERS OF

HARLEYSVILLE NATIONAL CORPORATION

April 8, 2003

PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy card in the envelope provided as soon as possible.

- OR -

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your control number available when you access the web page.

COMPANY NUMBER	
ACCOUNT NUMBER	
CONTROL NUMBER	

Please detach and mail in the envelope provided IF you are not voting via the Internet.

20330000000000000000 9 040803

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1. TO ELECT 3 CLASS A DIRECTORS TO SERVE FOR A FOUR-YEAR TERM

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☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

○ Harold A. Herr
○ Henry M. Pollak
○ Stephanie S. Mitchell

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE ELECTION OF THE CLASS A DIRECTORS LISTED

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. TO CONSIDER AND ACT UPON A SHAREHOLDER PROPOSAL INCLUDED IN THE PROXY STATEMENT, IF PROPERLY PRESENTED AT THE MEETING.	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THIS PROPOSAL.

3. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

THIS PROXY WHEN PROPERLY SIGNED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS.

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

HARLEYSVILLE NATIONAL CORPORATION
ANNUAL MEETING – 9:30 A.M.
Breakfast – 8:30 A.M. – April 8, 2003
FOR YOUR CONVENIENCE - RETAIN FOR YOUR REFERENCE

Harleysville National Corporation will conduct its Annual Meeting of Shareholders on Tuesday, April 8, 2003 at 9:30 a.m. at Presidential Caterers, 2910 DeKalb Pike, Norristown, Pennsylvania 19401.

Breakfast will be served prior to the Annual Meeting, beginning at 8:30 a.m. The meeting will convene promptly at 9:30 a.m.

Please return your proxy vote if you have not already done so.

If you find that your plans have changed and you will be unable to join us for the annual meeting and breakfast, kindly call Harleysville National Corporation's Shareholder Services Department at 215-256-8851 ext. 2305 and help us eliminate unnecessary charges. Thank you.

Directions to Presidential Caterers
2910 DeKalb Pike • Norristown, PA 19401
610-275-7300

NOTE TO ALL DRIVERS: - There is a traffic island in the middle of the road on Route 202 just in front of Presidential's driveway so you CANNOT make a left turn off Route 202 into the driveway. You MUST enter the driveway with a right turn.

* * * * *

From King of Prussia - Take Route 202 North through Norristown to East Norriton. After crossing the intersection at Germantown Pike (Route 422), the driveway to Presidential will be on your right.

From Montgomeryville & Lansdale - Take Route 202 South to East Norriton. Turn Right at Township Line Road (CVS Pharmacy on corner). Go one block and turn left at Swede Road. Proceed to Germantown Pike and turn left. Second light, Route 202 (DeKalb Pike) turn left. Driveway to Presidential will be on your right.

From Philadelphia - Take Schuylkill Expressway to Plymouth Meeting. Exit Route 476 North to Germantown Pike-West Exit. Follow Germantown Pike-West to Route 202 North (DeKalb Pike). Make a Right onto Route 202; driveway to Presidential will be on your right.

From Main Line - Take Blue Route, 476 North, to Germantown Pike-West Exit. Follow Germantown Pike-West to Route 202 North (DeKalb Pike). Make a Right onto Route 202; driveway to Presidential will be on your right.

From Willow Grove - Take PA-Turnpike (Route 276) to Norristown Exit. Follow Germantown Pike-West to Route 202 North (DeKalb Pike). Make a Right onto Route 202; driveway to Presidential will be on your right.

PROXY 0

HARLEYSVILLE NATIONAL CORPORATION

PROXY

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 8, 2003

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Gregg J. Wagner, Executive Vice President, Finance and Vernon L. Hunsberger, Senior Vice President and each or any of them, proxies of the undersigned, with full power of substitution, to vote all of the shares of Harleysville National Corporation (the "Corporation") which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of the Corporation to be held at Presidential Caterers, 2910 DeKalb Pike, Norristown, Pennsylvania 19401, on Tuesday, April 8, 2003, at 9:30 a.m., prevailing time, and at any adjournment or postponement thereof, as follows:

(Please see reverse)

14475

HARLEYSVILLE NATIONAL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 8, 2003

TO THE SHAREHOLDERS OF HARLEYSVILLE NATIONAL CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Harleysville National Corporation will be held at 9:30 a.m., prevailing time, on Tuesday, April 8, 2003, at Presidential Caterers, 2910 DeKalb Pike, Norristown, Pennsylvania 19401, for the following purposes:

1. To elect three Class A Directors: Harold A. Herr, Henry M. Pollak, and Stephanie S. Mitchell each for a term of 4 years;

2. To consider and act upon a shareholder proposal included in the attached proxy statement, if properly presented at the meeting; and

3. To transact any other business properly brought before the Annual Meeting and at any adjournment or postponement of the meeting.

In accordance with the by-laws of the corporation and action of the Board of Directors, only those shareholders of record at the close of business on February 21, 2003, will be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

A copy of the corporation's Annual Report for the fiscal year ended December 31, 2002, accompanies this Notice. Copies of the corporation's Annual Report for the 2001 fiscal year may be obtained at no cost by contacting the Secretary of the corporation, Harleysville National Corporation, 483 Main Street, P.O. Box 195, Harleysville, Pennsylvania 19438-0195, telephone 215-256-8851.

Shareholders of record at the close of business on February 21, 2003 are entitled to vote. Your vote is important regardless of the number of shares that you own. Please sign, date and return the enclosed proxy card, or follow the instructions provided for voting via the Internet. Giving your proxy does not affect your right to vote in person if you attend the meeting and give written notice to the Secretary of the corporation.

BY ORDER OF THE BOARD OF DIRECTORS,

Walter E. Daller, Jr.
Chairman, President
and Chief Executive Officer

March 7, 2003
Harleysville, Pennsylvania

PROXY STATEMENT

Dated and to be mailed March 7, 2003

HARLEYSVILLE NATIONAL CORPORATION
483 MAIN STREET
HARLEYSVILLE, PENNSYLVANIA 19438-0195
(215) 256-8851

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 8, 2003

TABLE OF CONTENTS

QUESTIONS AND ANSWERS

Q: What am I voting on?

A:
- To elect 3 Class A Directors:
  - Harold A. Herr
  - Henry M. Pollak
  - Stephanie S. Mitchell
- To consider and act upon a shareholder proposal, included in the proxy statement, if properly presented at the meeting.

Q: Who is entitled to vote?

A: Shareholders on the record date, which is the close of business on February 21, 2003.

Q: How many votes do I have?

A: Each share of common stock is entitled to one vote.

Q: How do I vote?

A: You may vote by completing and returning the enclosed proxy card or by voting in person at the meeting. In addition, you may be able to vote via the Internet, as described below.

You have the right to vote and, if desired, to revoke your proxy at any time before the Annual Meeting:

- **by giving written notice of revocation to the Secretary of Harleysville National Corporation at 483 Main Street, P.O. Box 195, Harleysville, PA 19438-0195;**
- **by executing a later-dated proxy and giving written notice thereof to the Secretary of the corporation; or**
- **by voting in person after giving written notice to the Secretary of the corporation.**

Should you have any questions, please call American Stock Transfer and Trust Company, 800-937-5449.

VOTING METHODS

Voting by Proxy. You may vote by completing and returning the enclosed proxy. Your proxy will be voted in accordance with your instructions. If you do not specify a choice on one of the proposals described in this proxy statement, your proxy will be voted as recommended by the Board of Directors.

ON YOUR PROXY CARD:

- Mark your selections
- Date and sign your name exactly as it appears on your card
- Mail to American Stock Transfer and Trust Company, Shareholder Services, in the return envelope

Voting by Internet. If you are a registered shareholder, you may vote electronically through the Internet by following the instructions included with your proxy card. If your shares are registered in the name of a broker or other nominee, your nominee may be participating in a program provided through ADP Investor Communication Services that allows you to vote via the Internet. If so, the voting form your nominee sends you will provide Internet instructions.

Voting in Person. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot which will be available at the meeting.

The last vote you submit chronologically (by any means) will supersede your prior vote(s). Also, if you vote via the Internet and later decide to attend the annual meeting, you may cancel your previous vote and vote in person at the meeting.

Q: *How does discretionary authority apply?*

A: If you sign your proxy card and do not make any selections, you give authority to Gregg J. Wagner, Executive Vice President, Finance, and Vernon L. Hunsberger, Senior Vice President, Accounting, to vote on the proposals and any other matters that may arise at the meeting.

Q: *Is my vote confidential?*

A: Yes. Only the inspector, American Stock Transfer and Trust Company/Shareholder Services, and certain employees have access to your card. All comments remain confidential unless you ask that your name be disclosed.

Q: *What does it mean if I get more than one proxy card?*

A: Your shares are probably registered differently or are in more than one account. Sign and return all proxy cards to ensure that all your shares are voted. Please have all of your accounts registered in the same name and address. You may do this by contacting our transfer agent, American Stock Transfer and Trust Company/Shareholder Services, 800-937-5449.

Q: *What is the total number of HNC shares outstanding?*

A: As of February 21, 2003, 19,018,206 shares of the corporation's common stock were issued and outstanding. No shares of preferred stock are outstanding. The corporation is currently authorized to issue 75,000,000 shares of common stock, par value $1.00 per share, and 8,000,000 shares of series preferred stock, par value $1.00 per share.

Q: *What constitutes a quorum?*

A: A majority of the outstanding shares, present or represented by proxy, constitutes a quorum. If you vote by proxy card, you will be considered part of the quorum. If you are present or represented by a proxy at the Annual Meeting and you abstain, your abstention will have the same effect as a vote against the proposals.

Q: *When are the shareholder proposals due for the Year 2004 Annual Meeting?*

A: Shareholder proposals must be submitted in writing by Friday, November 7, 2003, to the Secretary of Harleysville National Corporation at 483 Main Street, P.O. Box 195, Harleysville, PA 19438-0195.

Q: *How does a shareholder nominate a director of Harleysville National Corporation?*

A: Submit a written recommendation to the Chairman of the Nominating Committee, c/o Secretary, Harleysville National Corporation, 483 Main Street, P.O. Box 195, Harleysville, PA 19438-0195. The recommendation must include a notarized statement from the nominee indicating willingness to serve, if elected, and principal occupations or employment over the past five years.

Q: *Who is responsible for the solicitation expenses?*

A: American Stock Transfer and Trust Company, the corporation's transfer agent and registrar, will assist in the distribution of proxy materials and solicitation of votes according to the terms of the corporation's present contract with the transfer agent.

The corporation is responsible for expenses related to distribution of proxy materials and solicitation of votes and will reimburse American Stock Transfer and Trust Company, stockbrokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation material to the owners of the corporation's common stock.

PROPOSAL NO. 1

Election of Class A Directors

Nominees for election this year are:

- Harold A. Herr — director since 1987
- Henry M. Pollak — director since 1996
- Stephanie S. Mitchell — director since 2002

Each nominee has consented to serve a 4-year term and until their successors are qualified and elected.

The by-laws of Harleysville National Corporation provide that the Board of Directors will not have less than 5 members or more than 25 members. The Board of Directors is divided into 4 classes. Each class is elected for a 4-year term. The Board of Directors has authority to fix the number of directors in each class and the authority to change that number at any time. No person may be elected to serve as a director who is not of legal age. No person over 72 may serve as a director. The Board of Directors has fixed the number of Board members at 10 with 3 directors in each of Classes A and B, and 2 directors in each of Classes C and D. Section 11.1 of the by-laws requires that a majority of the remaining members of the Board of Directors select and appoint directors to fill vacancies, even if the number of remaining members is less than a quorum. Each person who is appointed in this manner serves as a director until the expiration of the term of office of the class of directors to which he or she was appointed.

The Board of Directors recommends a vote FOR the election of these Class A Directors.

Principal Owners

The following table indicates the name and address of each person or business group who owns more than 5% of the corporation's total outstanding shares of common stock as of February 21, 2003, as well as the number of shares and the percentage of total outstanding shares beneficially owned by each person or business group.

Name and Address	Shares Beneficially Owned(1)	Percent of Outstanding Common Stock Beneficially Owned
The Harleysville National Bank and Trust Company Investment Management and Trust Division 483 Main Street P.O. Box 195 Harleysville, Pennsylvania 19438-0195	903,401(2)	4.44%

(1) The securities "beneficially owned" by an individual are determined according to the definitions of "beneficial ownership" found in the General Rules and Regulations of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who resides in the same home, as well as securities that the individual has or shares the right to vote or the authority to make investment decisions or any shares the individual has the right to acquire beneficial ownership of within 60 days after February 21, 2003. Beneficial ownership may be disclaimed under certain circumstances.

(2) Shares held by The Harleysville National Bank and Trust Company's Investment Management and Trust Division are held in its fiduciary capacity. The Harleysville National Bank and Trust Company's Investment Management and Trust Division has sole power to vote or to direct the vote of 903,401 shares and sole power to make investment decisions for 903,401 shares.

Beneficial Ownership By Officers, Directors and Nominees

The following table indicates the amount and percentage of the corporation's total outstanding shares of common stock beneficially owned by each named officer, director and nominee for director and by all officers of the corporation and its banking subsidiaries as a group, as of February 21, 2003.

Name	Number Of Shares Owned(1)	Right to Acquire(2)	Percent of Outstanding Shares
Walter R. Bateman, II(3)	1,217	—	*
LeeAnn B. Bergey(4)	1,648	22,725	*
Walter E. Daller, Jr.(5)	364,631	132,245	2.44%
Harold A. Herr(6)	27,400	22,725	*
Thomas C. Leamer(7)	100	—	*
Stephanie S. Mitchell(8)	59,643	—	*
Henry M. Pollak(9)	41,502	22,725	*
Palmer E. Retzlaff(10)	6,713	22,725	*
James A. Wimmer(11)	566,612	5,357	2.81%
William M. Yocum(12)	76,916	22,725	*
All Officers and Directors as a Group (21 persons)(13)	1,887,440		9.28%(14)

* Less than one percent (1%) unless otherwise indicated.

(1) Includes shares for which the named person:

- has sole voting and investment power,
- has shared voting and investment power with a spouse.

(2) Shares that can be acquired through stock options exercised through April 22, 2003.

(3) Class B Director whose term expires in 2004. Ownership includes 158 shares held solely by Mr. Bateman's spouse.

(4) Class B Director whose term expires in 2004.

(5) Class D Director whose term expires in 2006. Ownership includes 28,563 shares held solely by Mr. Daller's spouse.

(6) Class A Director whose term expires in 2003 and a nominee for Class A Director whose term will expire in 2007.

(7) Class D Director whose term expires in 2006.

(8) Class A Director whose term expires in 2003 and a nominee for Class A Director whose term will expire in 2007. Ownership includes the following:

- 8,643 shares held by Ms. Mitchell's spouse, and
- 30,000 shares held by her company.

(9) Class A Director whose term expires in 2003 and a nominee for Class A Director whose term will expire in 2007.

(10) Class B Director whose term expires in 2004. Ownership includes 518 shares held solely by Mr. Retzlaff's spouse.

(11) Class C Director whose term expires in 2005. Ownership includes the following:

- 428,255 shares held solely by Mr. Wimmer's spouse, and
- 10,980 shares held by a trust for which Mr. Wimmer acts as Co-Trustee.

(12) Class C Director whose term expires in 2005.

(13) Does not include 903,401 shares held by the Investment Management and Trust Division of The Harleysville National Bank and Trust Company in its fiduciary capacity.

(14) The percent of class assumes the exercise of all outstanding options issued to directors, employee directors, and officers and, therefore, on a pro forma basis, 20,345,044 shares of common stock outstanding.

INFORMATION CONCERNING DIRECTORS

Former Class D Director, Thomas S. McCready, retired on December 11, 2002. Mr. McCready was also a member of the Compensation Committee until the time of his retirement.

Three Directors will be elected at the Annual Meeting to serve as Class A Directors for a 4-year term expiring in the year 2007.

Name	Age	Principal Occupation for Past Five Years and Position Held with the Corporation	Director of Corporation Since
Current Class A Directors To Serve Until 2003 (nominees For Class A Director To Serve Until 2007)			
Harold A. Herr	55	Partner — Albert S. Herr & Sons, Real Estate Development	1987
Stephanie S. Mitchell	54	Secretary — R. C. Smith Industries; Secretary/Treasurer — Cole Candy & Tobacco Co., Inc.; Director of Security National Bank	2002
Henry M. Pollak	71	President — American Machine and Tool, manufacturer of pumps; Director of Security National Bank	1996
Class B Directors To Serve Until 2004			
Palmer E. Retzlaff	71	President — Southwest Grain Company, a grain import and export business; Director, Teleflex, Inc.	1996
Walter R. Bateman, II	55	President & CEO — Harleysville Mutual Insurance Company	2002
LeeAnn B. Bergey	49	President — Bergey's Leasing Associates, a full-service truck leasing and rental company	1999
Class C Directors To Serve Until 2005			
James A. Wimmer	62	Attorney-at-Law — Philip & Wimmer; Director of Citizens National Bank	2000
William M. Yocum	68	President — W. M. Yocum Machine Company	1984
Class D Directors To Serve Until 2006			
Walter E. Daller, Jr.	63	Chairman of the Board, President and Chief Executive Officer of the corporation; Chairman of Harleysville; Director of Citizens National Bank; and Director of Security National Bank	1977
Thomas C. Leamer	61	President — Delaware Valley College	2003

Meetings and Committees of the Board of Directors

Board Member	Corporate Board	Audit	Compensation	Executive	Investment and Funds Management	Nominating	Pension & 401(k) Plan	Risk Management	Trust
W. R. Bateman, II	✓	✓ (2)							
L. B. Bergey	✓	✓		✓		✓			
W. E. Daller, Jr.	✓			✓	✓	✓ (3)	✓	✓	✓
H. A. Herr	✓		✓	✓				✓	
T. S. McCready(1)	✓		✓				✓		
S. S. Mitchell.............	✓								
H. M. Pollak	✓	✓							✓
P. E. Retzlaff	✓	✓		✓					
J. A. Wimmer	✓				✓		✓		✓
W. M. Yocum	✓		✓	✓		✓			
Meetings Held in 2002.....	11	4	4	10	4	0	7	2	4

(1) Retired December 11, 2002

(2) Appointed to Audit Committee effective February 13, 2003

(3) Removed from Nominating Committee effective February 13, 2003

- **Audit Committee:**

The Audit Committee held 4 meetings during fiscal year 2002. The Audit Committee, chaired by independent director Palmer E. Retzlaff, oversees the accounting and tax functions of the corporation, recommends to the Board the engagement of independent auditors for the year, reviews with management and the auditors the plan and scope of the audit engagement, reviews the annual financial statements of the corporation and any recommended changes or modifications to control procedures and accounting practices and policies, and monitors with management and the auditors the corporation's system of internal controls and its accounting and reporting practices. All members are non-employee directors.

- **Compensation Committee:**

Administers executive compensation programs, policies and practices. Acts in an advisory role on employee compensation. All members are non-employee directors. Harold A. Herr is the chairperson for this committee.

- **Executive Committee:**

Acts, with limited powers, on behalf of the Board whenever the Board is not in session. The chairperson is Walter E. Daller, Jr., President and CEO of the corporation.

- **Investment and Funds Management Committee:**

Oversees the Investment Policy, reviews liquidity and approves the type and maturity of investments. Co-chairpersons for this committee are Vernon L. Hunsberger, Sr. Vice President/Accounting and Harry T. Weierbach, Sr. Vice President/Investments.

- **Nominating Committee:**

Considers and recommends nominees for election as directors and officers. Reviews and evaluates the Board and its members. William M. Yocum, independent director, is the chairperson for this committee.

- **Pension & 401(k) Plan Committee:**

  Ensures the retirement plans are meeting the needs of the employees at a reasonable cost to the corporation. Evaluates the investment performance, recommends plan revisions and reviews the performance of the plan administrators and investment managers. Robert L. Reilly, Sr. Vice President/Human Resources, is chairperson for this committee

- **Risk Management Committee:**

  Oversees the corporation's documentation, measurement and monitoring of the major risk components of a banking company. Tracie A. Young, Sr. Vice President/Risk Management is the chairperson for this committee.

- **Trust Committee:**

  Administers policies and procedures for the Investment Management and Trust Division. Reviews financial reporting for the division and reviews exceptions to Trust accounts. Chairperson for this committee is Clay T. Henry, Sr. Vice President/Trust and Financial Services.

The members of the Board of Directors of the corporation also serve as the members of the Board of Directors of The Harleysville National Bank and Trust Company, with the exception of Messrs. Pollak, Wimmer and Ms. Mitchell. During 2002, the corporation held 11 regular monthly board meetings, the annual meeting and the annual reorganization meeting. All of the directors attended at least 75% of the meetings of the Boards of Directors of the corporation and the bank and of the committees of which they were members.

Compensation of Directors

Directors of the corporation do not receive a fee for meetings attended, with the exception of Messrs. Pollak, Wimmer and Ms. Mitchell, who each receive one-half of the annual retainer fee and one-half of the meeting fee paid to Directors of The Harleysville National Bank and Trust Company for each meeting of the corporation attended. These reduced fees are paid to Messrs. Pollak, Wimmer and Ms. Mitchell in recognition of the time and travel necessary to attend the meetings of the corporation. Directors were not compensated for committee meetings of less than 15 minutes in duration or for committee meetings held prior to a board meeting. Historically, the corporation holds fewer meetings than each of its banking subsidiaries. In 2002, Directors of The Harleysville National Bank and Trust Company received $124,118, in the aggregate. This compensation included the following:

- $500 for each Board meeting attended,
- $375 for each Board committee meeting attended,
- an annual retainer of $8,500,
- an annual retainer of $1,250 to committee chairpersons, and
- a bonus of $2,950.

The corporation maintains deferred compensation plans for its directors. In the past, certain directors elected to defer, with interest, all or part of their compensation for future distribution. Under the terms of the plan, benefits can be paid out to the respective directors over a 10-year period. Should the director die before age 70 or before receiving all of the benefits, the remaining benefit would be paid to his or her beneficiary until age 70 or for ten years, whichever is greater. This plan is an unfunded plan, which is subject to substantial risk of forfeiture, and the director is not deemed vested in the plan, according to the terms of the plan.

1998 Independent Directors Stock Option Plan

The corporation maintains a stock option plan to advance the development, growth and financial condition of the corporation and its subsidiaries; and, to secure, retain and motivate non-employee directors. During 2002, there were 29,400 shares granted under the plan. As of December 31, 2002, a total of

144,861 shares remained available for grant under the plan, reflecting adjustment for a 5% stock dividend paid on September 16, 2002. There were no options exercised under the plan during 2002. On January 2, 2003, each non-employee director was granted 4,200 options; 33,600 were granted, in the aggregate.

Executive Compensation

Information concerning annual and long-term compensation for services in all capacities to the corporation is shown below, for the fiscal years ending December 31, 2002, 2001, and 2000, for those individuals who served as the corporation's Chief Executive Officer, and were executive officers (other than the Chief Executive Officer) whose total annual salary and bonus exceeded $100,000 at December 31, 2002.

SUMMARY COMPENSATION TABLE

Name and Position	Year	Salary ($)	Bonus ($)	Other ($)	Restricted Stock ($)	Options (Shares) (1) (#)	LTIP Payouts ($)	All Other Compensation(2) ($)
Walter E. Daller, Jr.	2002	430,000	285,000	—	—	10,000	—	763,079
Chairman, President and	2001	410,000	270,000	—	—	—	—	713,258
CEO; Chairman,	2000	391,500	240,000	—	—	110,250	—	144,544
Harleysville National Bank								
Demetra M. Takes	2002	254,000	105,000	—	—	—	—	88,726
Vice President;	2001	239,000	95,000	—	—	—	—	82,564
President and CEO,	2000	225,000	90,000	—	—	55,651	—	62,311
Harleysville National Bank								
Fred C. Reim, Jr.	2002	153,000	38,250	—	—	—	—	24,701
President and CEO,	2001	145,600	33,500	—	—	—	—	23,163
Security National Bank	2000	140,000	32,000	—	—	51,451	—	4,200
Thomas D. Oleksa	2002	150,000	45,000	—	—	—	—	30,905
President and CEO,	2001	140,000	42,000	—	—	—	—	28,816
Citizens National Bank	2000	120,000	32,400	—	—	51,451	—	11,100
Clay T. Henry	2002	143,100	33,750	—	—	—	—	4,293
Sr. Vice President,	2001	135,000	33,750	—	—	—	—	3,505
Harleysville National Bank	2000	129,800	29,500	—	—	24,150	—	3,894

(1) Options (shares) granted in 2000 have been adjusted to reflect a 5% stock dividend paid September 16, 2002.

(2) Major components of All Other Compensation include:

	Deferred Compensation Plan	Supplemental Executive Retirement Plan	Harleysville's 401(k) Plan Contribution
Walter E. Daller, Jr.			
2002	6,990	750,089	6,000
2001	6,990	701,018	5,250
2000	6,990	132,454	5,100
Demetra M. Takes			
2002	—	82,726	6,000
2001	—	77,314	5,250
2000	—	57,211	5,100
Fred C. Reim, Jr.			
2002	—	20,111	4,590
2001	—	18,795	4,368
2000	—	—	4,200
Thomas D. Oleksa			
2002	—	26,405	4,500
2001	—	24,678	4,138
2000	—	7,500	3,600
Clay T. Henry			
2002	—	—	4,293
2001	—	—	3,505
2000	—	—	3,894

Executive Employment Agreement

In 1998, the corporation and/or The Harleysville National Bank and Trust Company, and/or Security National Bank, and/or Citizens National Bank entered into employment agreements with certain key executives.

The corporation and The Harleysville National Bank and Trust Company entered into an employment agreement with Walter E. Daller, Jr., Chairman, President and Chief Executive Officer of the corporation and, currently, Chairman of the bank. The agreement is for a term of 5 years. The term renews automatically at the end of the five-year period for an additional three-year term. The employment agreement renews automatically at the end of the three-year extension for additional one-year terms. The corporation and the bank must provide written notice to Mr. Daller of non-renewal prior to the automatic extension dates if they do not want the agreement to automatically renew. The agreement specifies Mr. Daller's position and duties, compensation and benefits, and indemnification and termination provisions. The agreement also contains a non-competition provision and a confidentiality provision.

Under the terms of his employment agreement, Mr. Daller serves as the Chairman, President and Chief Executive Officer of the corporation and Chairman of The Harleysville National Bank and Trust Company. Mr. Daller was entitled to an annual direct salary of $340,000 for 1998 and $357,000 in 1999. This salary may be increased in subsequent years as the Board of Directors deems appropriate. In addition, the Boards of Directors of the corporation and the bank may pay a periodic bonus to Mr. Daller. Effective January 1, 1999, Mr. Daller was not entitled to receive director's fees or other compensation for serving on the corporation's and the bank's Boards of Directors or committees. Mr. Daller is also entitled to receive employee benefits made available by The Harleysville National Bank and Trust Company to its employees and to the use of an automobile.

If the corporation terminates Mr. Daller's employment for cause, then his rights under the agreement terminate as of the effective date of his termination. If Mr. Daller terminates his employment for good reason, then he is entitled to an amount equal to the balance of his "Agreed Compensation" for the then remaining employment period or 2.99 times his "Agreed Compensation," whichever is greater. Mr. Daller's rights under the agreement terminate automatically upon his disability; except, however, that Mr. Daller will receive an amount equal to and no greater than 70% of his "Agreed Compensation" until the earliest to occur of his return to work, his attainment of age 65 or his death. Mr. Daller's rights under the agreement terminate upon his death and the corporation and The Harleysville National Bank and Trust Company will pay 2.99 times his annual base salary to his designated beneficiary. If Mr. Daller retires prior to the expiration of the agreement, the corporation and the bank will pay Mr. Daller a lump sum of 1.5 times his "Agreed Compensation." If Mr. Daller's employment is terminated as a result of a change in control, then he is entitled to receive a lump sum payment equal to no greater than 2.99 times his "Agreed Compensation." In addition, Mr. Daller has certain rights to continuation of his life, disability, medical insurance, and other normal health and welfare benefits.

In 1998, the corporation also entered into employment agreements with:

- Demetra M. Takes, President and Chief Executive Officer, The Harleysville National Bank and Trust Company
- Vernon L. Hunsberger, Senior Vice President/Accounting, The Harleysville National Bank and Trust Company
- Fred C. Reim, Jr., President and Chief Executive Officer, Security National Bank
- Thomas D. Oleksa, President and Chief Executive Officer, Citizens National Bank

These employment agreements are similar to Walter E. Daller, Jr.'s agreement, except that the term is for 3 years and renews automatically at the end of the three-year period for additional one-year terms.

Option Grants

There were 11,050 stock options granted to executive officers during the fiscal year ended December 31, 2002.

Aggregated Option Exercises and Fiscal Year-End Values

The following table shows information about all exercises of stock options by the named officers during the last fiscal year as well as the fiscal year-end option values for each named executive officer under the 1993 Stock Incentive Plan and under the 1998 Stock Incentive Plan and held by them at December 31, 2002. The options and information shown in the table have been adjusted to reflect a 5% stock dividend, paid on September 16, 2002.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

Name and Principal Position	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/at FY-End Exercisable/Unexercisable (#)(2)	Value of Unexercised In-the-money Options/at FY-End(1) Exercisable/Unexercisable ($)
Walter E. Daller, Jr. Chairman, President and CEO; Chairman, Harleysville National Bank	—	—	132,245/10,000	1,717,729/20,950
Demetra M. Takes Vice President; President and CEO, Harleysville National Bank	—	—	33,837/33,391	428,205/444,267
Fred C. Reim, Jr. President and CEO, Security National Bank	—	—	27,957/30,871	357,952/410,739
Thomas D. Oleksa President and CEO, Citizens National Bank	—	—	32,157/30,871	405,853/410,739
Clay T. Henry Sr. Vice President, Harleysville National Bank	—	—	10,387/15,880	109,136/204,014

(1) Market value of underlying securities based on the average of the closing bid and ask prices of the corporation's common shares as quoted on NASDAQ Online on the last trading day of year 2002, December 31, 2002, minus the exercise price.

(2) Includes shares granted under the 1993 Stock Incentive Plan and the 1998 Stock Incentive Plan.

Pension Plan

The corporation maintains a non-contributory funded pension plan for all full-time employees of its banking subsidiaries over age 21, who have completed 1 year of service. Annual benefits to eligible retired employees at age 65 or, if later, the 5th anniversary of the first day of the plan year in which they began to participate in the plan, are provided according to the following formula:

The product of (A) and (B), where

(A) is the sum of:

(i) .65% of average compensation, plus

(ii) .60%, (.56% or .52% for participants whose social security retirement age is 66 or 67, respectively) of average compensation above the covered compensation level of an individual attaining the social security retirement age in the current plan year; and

(B) is the participant's years of service as of his normal retirement date, but not in excess of 25 years.

Average compensation is the average of the highest 5 consecutive salaries, excluding bonuses, during the last 10 years of employment. Compensation for pension purposes is limited to $200,000 (for calendar years

2001 and 2000 the compensation limit was $170,000; for calendar years 1999, 1998, and 1997 the compensation limit was $160,000; for 1996 and earlier, the compensation limit was $150,000) as required under federal pension law. Total contributions by Harleysville to the pension plan for the years ending December 31, 2002, 2001, and 2000, were $800,000, $467,623, and $0, respectively.

The following table shows the estimated annual retirement benefit payable according to the pension plan to an officer currently age 65 for his lifetime. The table does not reflect any limitations on benefits to participants that may apply under the Internal Revenue Code. Benefits listed in the following table are integrated with Social Security.

Average Annual Earnings	10 Years of Service	15 Years of Service	20 Years of Service	25 Years of Service	30 Years of Service
$75,000	$7,008	$10,513	$14,017	$17,521	$17,521
100,000	10,133	15,200	20,267	25,333	25,333
125,000	13,258	19,888	26,517	33,146	33,146
150,000	16,383	24,575	32,767	40,958	40,958
175,000	19,508	29,263	39,017	48,771	48,771
200,000	22,633	33,950	45,267	56,583	56,583

Walter E. Daller, Jr., Chairman, President and Chief Executive Officer of Harleysville National Corporation, has 25 years of credited service under the pension plan. Average salary, upon which benefits would be calculated at December 31, 2002, is $172,000.

Demetra M. Takes, President and Chief Executive Officer of The Harleysville National Bank and Trust Company, has 25 years of credited service under the pension plan. Average salary, upon which benefits would be calculated at December 31, 2002, is $172,000.

Fred C. Reim, Jr., President and Chief Executive Officer of Security National Bank, has 9 years of credited service under the pension plan. Average salary, upon which benefits would be calculated at December 31, 2002, is $137,558.

Thomas D. Oleksa, President and Chief Executive Officer of Citizens National Bank, has 12 years of credited service under the pension plan. Average salary, upon which benefits would be calculated at December 31, 2002, is $118,550.

Clay T. Henry, Senior Vice President of The Harleysville National Bank and Trust Company, has 5 years of credited service under the pension plan. Average salary, upon which benefits would be calculated at December 31, 2002, is $133,175.

401(k) Plan

The corporation maintains a 401(k) plan. It is a tax-exempt profit-sharing plan, qualified under 401(k) of the Internal Revenue Code. All employees are eligible to participate on the first day of the calendar quarter following six months of service, if they are 21 years of age, and they may contribute a maximum up to IRS dollar limit of their salary on a pre-tax basis, with a 50% employer match, up to a maximum of 3% of salary. The funds in the 401(k) plan are managed by an independent investment manager. Distributions are made upon normal retirement at age 65, early retirement at age 55 with a minimum of 15 years of service, or upon disability, death, termination or hardship. A participant may elect distributions in a lump sum, in installments or as an annuity for life.

Supplemental Executive Retirement Plan for Walter E. Daller, Jr.

The Harleysville National Bank and Trust Company maintains a Supplemental Executive Retirement Plan for Walter E. Daller, Jr., Chairman, President and Chief Executive Officer of Harleysville National Corporation. The plan provides for payment to the covered employee of an annual supplemental retirement benefit equal to 70% of his annual base salary upon retirement, thereafter offset by the employer's share of social security, defined benefit pension and available employer's 401(k) matching contribution. There is a lifetime payout in retirement benefits with a minimum payout of 10 years. There is a pre-retirement death benefit, payable for 10 years, of 100% of the annual base salary for the first year, and 70% of the annual base salary for the next 9 years.

The following table shows the estimated annual retirement benefit payable according to the Supplemental Executive Retirement Plan to Walter E. Daller, Jr. under the Plan:

Base Salary	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
$100,000	$ 70,000	$ 70,000	$ 70,000	$ 70,000	$ 70,000	$ 70,000	$ 70,000	$ 70,000	$ 70,000	$ 70,000
125,000	87,500	87,500	87,500	87,500	87,500	87,500	87,500	87,500	87,500	87,500
150,000	105,000	105,000	105,000	105,000	105,000	105,000	105,000	105,000	105,000	105,000
175,000	122,500	122,500	122,500	122,500	122,500	122,500	122,500	122,500	122,500	122,500
200,000	140,000	140,000	140,000	140,000	140,000	140,000	140,000	140,000	140,000	140,000
225,000	157,500	157,500	157,500	157,500	157,500	157,500	157,500	157,500	157,500	157,500
250,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000
275,000	192,500	192,500	192,500	192,500	192,500	192,500	192,500	192,500	192,500	192,500
300,000	210,000	210,000	210,000	210,000	210,000	210,000	210,000	210,000	210,000	210,000
325,000	227,500	227,500	227,500	227,500	227,500	227,500	227,500	227,500	227,500	227,500
350,000	245,000	245,000	245,000	245,000	245,000	245,000	245,000	245,000	245,000	245,000
375,000	262,500	262,500	262,500	262,500	262,500	262,500	262,500	262,500	262,500	262,500
400,000	280,000	280,000	280,000	280,000	280,000	280,000	280,000	280,000	280,000	280,000
425,000	297,500	297,500	297,500	297,500	297,500	297,500	297,500	297,500	297,500	297,500
450,000	315,000	315,000	315,000	315,000	315,000	315,000	315,000	315,000	315,000	315,000

Salary upon which benefits would be calculated at December 31, 2002, under the Supplemental Executive Retirement Plan is $430,000 for Walter E. Daller, Jr., Chairman, President and Chief Executive Officer of Harleysville National Corporation and Chairman of The Harleysville National Bank and Trust Company; credited coverage under the plan is 23 years.

Supplemental Executive Retirement Plan

The Harleysville National Bank and Trust Company maintains a Supplemental Executive Retirement Plan for certain officers and key employees of the banking subsidiaries. The plan provides for payment to the covered employee of an annual supplemental retirement benefit equal to 50% of their annual base salary upon retirement, thereafter offset by the employer's share of social security, defined benefit pension and available employer's 401(k) matching contribution. There is a lifetime payout in retirement benefits with a minimum payout of 10 years. There is a pre-retirement death benefit, payable for 10 years, of 100% of the annual base salary for the first year, and 50% of the annual base salary for the next 9 years.

The following table shows the estimated annual retirement benefit payable according to the Supplemental Executive Retirement Plan to an employee covered under the Plan:

Base Salary	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
$100,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000
125,000	62,500	62,500	62,500	62,500	62,500	62,500	62,500	62,500	62,500	62,500
150,000	75,000	75,000	75,000	75,000	75,000	75,000	75,000	75,000	75,000	75,000
175,000	87,500	87,500	87,500	87,500	87,500	87,500	87,500	87,500	87,500	87,500
200,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
225,000	112,500	112,500	112,500	112,500	112,500	112,500	112,500	112,500	112,500	112,500
250,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000
275,000	137,500	137,500	137,500	137,500	137,500	137,500	137,500	137,500	137,500	137,500
300,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000
325,000	162,500	162,500	162,500	162,500	162,500	162,500	162,500	162,500	162,500	162,500

Base Salary	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
350,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000
375,000	187,500	187,500	187,500	187,500	187,500	187,500	187,500	187,500	187,500	187,500
400,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000
425,000	212,500	212,500	212,500	212,500	212,500	212,500	212,500	212,500	212,500	212,500
450,000	225,000	225,000	225,000	225,000	225,000	225,000	225,000	225,000	225,000	225,000

Salary upon which benefits would be calculated at December 31, 2002, under the Supplemental Executive Retirement Plan is $254,000 for Demetra M. Takes, Vice President of Harleysville National Corporation and President and Chief Executive Officer of The Harleysville National Bank and Trust Company; credited coverage under the plan is 12 years.

Salary upon which benefits would be calculated at December 31, 2002, under the Supplemental Executive Retirement Plan is $153,000 for Fred C. Reim, Jr., President and Chief Executive Officer of Security National Bank; credited coverage under the plan is 9 years.

Salary upon which benefits would be calculated at December 31, 2002, under the Supplemental Executive Retirement Plan is $150,000 for Thomas D. Oleksa, President and Chief Executive Officer of Citizens National Bank; credited coverage under the plan is 11 years.

Clay T. Henry, Senior Vice President of The Harleysville National Bank and Trust Company, may become eligible to participate in the plan following 5 years of service.

Equity Compensation Plan Information

The following table provides information about our shares of common stock that may be issued under our existing equity compensation plans as of December 31, 2002.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (A)
	(A)(#)	(B)($)	(C)(#)
Equity Compensation Plans Approved by Stockholders . .	1,326,838(1)	$13.82 per share	369,684
Equity Compensation Plans Not Approved by Stockholders	-0-(2)	-0-	16,719
TOTAL	1,326,838	$13.82 per share	386,403

(1) Includes shares issued under the corporation's 1993 and 1998 Stock Incentive Plans and 1998 Independent Director's Stock Option Plan.

(3) On December 13, 1996, the Board of Directors authorized the registration of 48,620 shares of common stock for issuance under the HNC Employee Stock Bonus Plan. On December 24, 1996, in celebration of the company reaching $1 billion in total assets, 27,458 shares were issued to full and part-time employees of the corporation's three banking subsidiaries. Annually, shares under this Plan are awarded to employees in recognition of exemplary service during the calendar year. When awarded, the value of shares is based on the closing price of HNBC common stock as of the close of business on the last business day of the most recently completed calendar quarter. Registered shares and available shares under the Plan reflect adjustment for stock dividends.

1993 Stock Incentive Plan

The corporation maintains the 1993 Stock Incentive Plan. The plan's purpose is to advance the development, growth and financial condition of the corporation. The plan provides that shares of our common stock be issued to certain employees of the corporation and banking subsidiaries.

A disinterested committee of the corporation's Board of Directors administers the plan. Awards can be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights or restricted stock as the disinterested committee deems appropriate. No stock options remain available for grant under the 1993 Stock Incentive Plan. During 2002, 6,478 stock options were granted and 19,099 options were exercised under this plan. There are 112,784 options outstanding under the plan. All shares have been adjusted to reflect a 5% stock dividend paid by the corporation on September 16, 2002.

1998 Stock Incentive Plan

The corporation maintains the 1998 Stock Incentive Plan. The plan's purpose is to advance the development, growth and financial condition of the corporation. The plan provides that shares of our common stock be issued to certain employees of the corporation and banking subsidiaries.

A disinterested committee of the corporation's Board of Directors administers the plan. Awards can be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights or restricted stock as the disinterested committee deems appropriate. 224,825 stock options remain available for grant under the 1998 Stock Incentive Plan. During 2002, 4,572 stock options were granted and 70,771 options were exercised under this plan. All shares have been adjusted to reflect a 5% stock dividend paid by the corporation on September 16, 2002.

Harleysville National Corporation Stock Bonus Plan

The corporation maintains the Harleysville National Corporation Stock Bonus Plan to recognize employees who have:

- a strong interest in the successful operation of the business;
- loyalty to the corporation and banking subsidiaries; and
- visible evidence of increased efficiency.

The Stock Bonus Plan is administered by the Compensation Committee of the corporation. The committee annually determines, in its sole discretion, the amount of shares the corporation awards.

The corporation awarded 295 shares on April 1, 2002, to certain employees for exemplary service throughout 2001. As of December 31, 2002, a total of 16,719 shares remained available for awards under the plan. The shares authorized and awarded under this plan have been adjusted to reflect a 5% stock dividend paid by the corporation on September 16, 2002.

REPORT OF THE COMPENSATION COMMITTEE

The Board of Directors of the corporation is responsible for governance of the corporation and its banking subsidiaries. In fulfilling its fiduciary duties, the Board of Directors acts in the best interests of our shareholders, customers and the communities served by the corporation and its banking subsidiaries. To accomplish the strategic goals and objectives of the corporation, the Board of Directors employs competent persons who undertake to accomplish these objectives with integrity and in a cost-effective manner. The compensation of these individuals is part of the Board of Directors' fulfillment of its duties to accomplish the corporation's strategic mission. The wholly-owned banking subsidiaries of the corporation provide compensation to the respective employees of the corporation and its banking subsidiaries.

The basic philosophy of the corporation's compensation program is to offer competitive compensation opportunities for all employees based on the individual's contribution and personal performance. The compensation committee, comprised of 3 outside directors whose names appear at the end of this report, administers the compensation program. The objectives of the committee are to establish:

- a fair compensation policy to govern executive officers' base salaries, and
- incentive plans to attract and motivate competent, dedicated and ambitious managers whose efforts will enhance the products and services of the corporation.

Management believes that this will result in:

- improved profitability;
- increased dividends to our shareholders; and
- subsequent appreciation in the market value of shares of the corporation's common stock.

Annually, the Board of Directors reviews and approves the compensation of the corporation's and its banking subsidiaries' top executives. The top executives, whose compensation is determined by the committee, include the chief executive officer, the president, executive vice presidents and all senior vice presidents. As a guideline for review in determining appropriate compensation, the committee considers:

- various resource materials, and
- the corporation's earnings and overall performance relative to various peer groups both in the short term and long term.

This peer group of banks with assets over $1 billion is different than the peer group used for the Shareholder Return Performance Graph. The principal resources used for peer group comparisons are:

- 2002 edition of the annual SNL Executive Compensation Review of Commercial Banks, and
- 2002 edition of the L. R. Webber Associates Salary/Benefits Survey of the Pennsylvania Financial Services Industry.

The peer group on the "Shareholder Return Performance Graph" includes bank holding companies and banks listed on NASDAQ that may not be located in Pennsylvania.

The compensation committee does not deem Section 162(m) of the Internal Revenue Code to be applicable to the corporation at this time. The compensation committee intends to monitor the future application of Section 162(m) of the Internal Revenue Code to the compensation paid to its executives, officers and, in the event that this section becomes applicable, the compensation committee intends to amend the corporation's compensation plans to preserve the deductibility of compensation payable under the plans.

Chief Executive Officer Compensation

The Board of Directors has determined that the compensation of the chief executive officer, as increased by 3.49% over 2002 compensation of $430,000, is appropriate in light of the following 2002 performance accomplishments as of September 30, 2002:

- a 15.6% increase in net income
- a 16.8% return on equity
- a 13.8% increase in assets
- a 1.5% return on assets
- a 13.0% increase in shareholder dividends

There is, however, no direct correlation between the chief executive officer's compensation, the chief executive officer's increase in compensation and any of the above criteria, nor is there any specific weight given by the committee to any of the above individual criteria. The increase in the chief executive officer's compensation is based on the committee's subjective determination after review of all information, including the above, that it deems relevant.

Executive Officers

The Board of Directors has established that the compensation of the executive officers of the corporation and its banking subsidiaries will increase by 6.0% over 2002 compensation of $2,282,171 in the aggregate. Compensation increases were determined by the committee based on its subjective analysis of the individual's contribution to the corporation's strategic goals and objectives. In determining whether strategic goals have been achieved, the Board of Directors considers, among numerous factors, the corporation's performance as measured by:

- earnings
- revenues
- return on assets
- return on equity
- market share
- total assets
- non-performing loans

Although the performance and increases in compensation were measured in light of these factors, there is no direct correlation between any specific criterion and the employee's compensation, nor is there any specific weight provided to any such criteria in the committee's analysis. The determination by the committee is subjective after review of all information, including the above, as it deems relevant.

In addition to base salary, executive officers of the corporation and its banking subsidiaries may participate currently in the following annual and long-term incentive plans:

- Pension Plan
- 401(k) Plan
- Non-qualified Supplemental Retirement Benefit Plan
- 1993 Stock Incentive Plan
- 1998 Stock Incentive Plan

Total compensation opportunities available to the employees of the corporation and its banking subsidiaries are influenced by:

- general labor market conditions
- the individual's specific responsibilities
- the individual's contributions to our success

Individuals are reviewed annually on a calendar year basis. The corporation strives to offer compensation that is competitive with that offered by employers of comparable size in our industry. Through these compensation policies, the corporation strives to meet its strategic goals and objectives to its constituencies and to provide compensation that is fair and meaningful to its employees.

COMPENSATION COMMITTEE
Harold A. Herr, Chairman
Thomas S. McCready (retired as of 12/11/2002)
William M. Yocum

Compensation Committee Interlocks and Insider Participation

During 2002, no current or former officer or employee of the corporation or of any of its banking subsidiaries served on the compensation committee. In addition, none of the members of the committee had any relationship with the corporation or any of its subsidiaries that would require disclosure under Item 404 of the Securities and Exchange Commission's Regulation S-K relating to insider transactions and indebtedness of management.

REPORT OF THE AUDIT COMMITTEE

The audit committee oversees the corporation's financial reporting process on behalf of the Board of Directors. In that connection, the committee, along with the Board of Directors, has formally adopted an audit committee charter setting forth its responsibilities. In addition, appropriate policies have been established to further strengthen disclosure procedures required under The Sarbanes-Oxley Act of 2002.

Management has the primary responsibility for the financial statements and the reporting process including the systems of internal control. In fulfilling its oversight responsibilities, the committee reviewed the audited financial statements in the annual report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the corporation's accounting principles and such other matters as are required to be discussed with the committee under generally accepted auditing standards. In addition, the committee has discussed with the independent auditors the auditors' independence from management and the corporation including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with the auditors' independence.

The committee discussed with the corporation's internal and independent auditors the overall scope and plans for their respective audits. The committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the corporation's internal controls and the overall quality of the corporation's financial reporting. The committee held four meetings during fiscal year 2002 in addition to reviewing the quarterly results with the financial auditors prior to press release.

In reliance on the reviews and discussions referred to above, the committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission. The committee and the Board of Directors have also approved the selection of the corporation's independent auditors for 2003.

AUDIT COMMITTEE
Palmer E. Retzlaff, Chairman
LeeAnn B. Bergey
Henry M. Pollak

SHAREHOLDER RETURN PERFORMANCE GRAPH

A line graph comparing the yearly change in the cumulative total shareholder return on the corporation's common stock against the cumulative total return of the NASDAQ Stock Market (U.S. Companies) Index and the NASDAQ Bank Stocks Index for the period of 5 fiscal years commencing January 1, 1998, and ending December 31, 2002, follows. The shareholder return shown on the graph below is not necessarily indicative of future performance.



Comparison of Five-Year Cumulative Total Returns
Performance Graph for Harleysville National Corporation
$300
$200
$100
$0
163.1
120.6
86.3
Symbol
CRSP Total Returns Index for:
Harleysville National Corporation
Nasdaq Stock Market (US Companies)
Nasdaq Bank Stocks
SIC 6020 – 6029, 6710 – 6719 US & Foreign
12/31/1997
12/31/1998
12/31/1999
12/31/2000
12/31/2001
12/31/2002

12/1997	12/1998	12/1999	12/2000	12/2001	12/2002
100.0	95.2	86.0	95.7	133.9	163.1
100.0	141.0	261.5	157.4	124.9	86.3
100.0	99.4	95.5	108.9	118.0	120.6

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

B. The indexes are reweighted daily, using the market capitalization on the previous trading day.

C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

The index level for all series was set to $100.0 on 12/31/1997.

Certain Transactions

There have been no material transactions between any director or executive officer of the corporation or any of their associates and the corporation, nor are any such material transactions proposed. The corporation has had and intends to continue to have banking and financial transactions in the ordinary course of business with directors and executive officers of the corporation and its banking subsidiaries and their associates on comparable terms and with similar interest rates as those prevailing, from time to time, for other customers of its banking subsidiaries. Total loans outstanding from the corporation at December 31, 2002, to the corporation's executive officers and directors as a group and members of their immediate families and companies in which they had an ownership interest of 10% or more was $15,279,854, or approximately 7.4% of the total equity capital of the corporation. Loans to such persons were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. Total interest paid by the banks during 2002 on deposits held by such persons was $209,311.

Compliance With Section 16(a) Reporting

The rules of the Securities and Exchange Commission require that the corporation disclose late filings of reports of stock ownership (and changes in stock ownership) by its directors and executive officers. To the best of the corporation's knowledge, the following persons inadvertently missed Form 4 filing deadlines:

- Walter R. Bateman, II failed to timely file a report for the purchase of 500 shares during May 2002.
- Stephanie S. Mitchell failed to timely file a report for the purchase of 3,175 shares by her company, R. C. Smith Industries, Inc., for September 2002.

Independent Auditors

Grant Thornton LLP, Certified Public Accountants, of Philadelphia, Pennsylvania, served as Harleysville National Corporation's independent auditors for the 2002 fiscal year. Grant Thornton LLP assisted the corporation and its subsidiaries with:

- preparation of federal and state tax returns, and
- assistance in connection with regulatory matters,

charging the banking subsidiaries for such service at its customary hourly billing rates. Aggregate fees billed to Harleysville National Corporation and subsidiaries by the independent accountants for services rendered during the fiscal year ending December 31, 2002, were as follows:

◦ Audit Fees:	$163,800
◦ Financial Information Systems Design and Implementation Fees:	$0
◦ All Other Fees:	$67,800

These services were approved by the corporation's Board of Directors after due consideration of the effect of the performance thereof on the independence of the auditors.

Grant Thornton LLP has advised the corporation that none of its members has any financial interests in Harleysville National Corporation. The Board of Directors of Harleysville National Corporation has appointed Grant Thornton LLP, Certified Public Accountants, as the corporation's auditors for the fiscal year ending December 31, 2003.

PROPOSAL NO. 2

Mr. Steven S. Schneider of North Wales, PA, a shareholder of Harleysville National Corporation, who claims ownership of shares with a market value of at least $2,000 for more than one year, has furnished the following statement in support of his proposal:

Shareholder Proposal

Shareholders request that our Board of Directors vote to eliminate all anti-takeover provisions including the company's classified board from the Harleysville National Corporation ("Harleysville") Articles of Incorporation and Amended Bylaws, and seek shareholder approval prior to adopting any future anti-takeover provisions.

The present Harleysville Articles of Incorporation and Amended Bylaws contain provisions that serve to deter companies that might otherwise be interested in acquiring Harleysville in a deal that could offer substantial economic benefit to Harleysville shareholders.

Company Management Acknowledges Impact

Securities Exchange Commission (SEC) filings submitted by Harleysville contain language making it clear that management fully understands the intent and impact of such anti-takeover provisions. The following excerpts are from a Harleysville SEC filing dated February 11, 2000.

> *The overall effect of the various provisions described below might be to deter a tender offer or other proposal that a majority of the shareholders may view to be in their best interest. Such an offer might include a substantial premium over the market price of Harleysville's common stock. In addition, these provisions may have the effect of assisting Harleysville's current management in retaining its position and placing it in a better position to resist changes that shareholders may want to make if dissatisfied with the conduct of Harleysville's business.*
>
> *These provisions may have the effect of making Harleysville less attractive as a potential takeover candidate by depriving shareholders of the opportunity to initiate special meetings at which a possible business combination might be proposed.*

Additional Support for this Proposal Topic

The Investor Responsibility Research Center (IRRC) reported that "The majority of shareholders voting on proposals addressing antitakeover devices such as poison pills and classified boards already support these proposals, and their numbers continue to rise." (Source: IRRC press release dated June 14, 2002).

Institutional Investor Support

Large institutional investors have indicated support for shareholder voting on anti-takeover measures. The extent of such measures in Harleysville's bylaws may explain the small institutional interest in HNBC shares — 16.2% institutional ownership compared with the regional bank average of 44.3% (Source: Market Guide/Provestor report dated 8-12-2002).

Economic Impact on Shareholders

Anti-takeover provisions serve to transfer economic value from shareholders to management by putting management in a nearly insurmountable negotiating position with any potential acquirer. This allows management to negotiate on their own behalf first (e.g. positions and compensation in the combined company) and on the shareholder's behalf second.

Time to Act is Now

Recent disclosures of management scandal make it clear that boards of directors need to act more decisively and proactively on behalf of shareholders to deter self-dealing by management. Shareholders request that the Harleysville Board of Directors not wait to act until some event destroys substantial shareholder value.

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON ANTI-TAKEOVER PROVISIONS YES ON THIS PROPOSAL

COMPANY RESPONSE TO SHAREHOLDER PROPOSAL

Steven S. Schneider, an individual shareholder, has requested that our shareholders vote to eliminate our anti-takeover protections. He also asks that the shareholders vote on any future anti-takeover protections. Harleysville's Board does not believe this is in our shareholders' best interest.

We, like many other companies, have included provisions in our Articles of Incorporation to protect our shareholders and to maximize shareholder value in the event of a takeover attempt that we view as not being in the best interests of all shareholders. These provisions are not new and have been previously approved by you, the shareholders.

We believe that Harleysville's strong financial performance over many years speaks for itself and for the commitment of your Board of Directors and management. You have benefited from our Company's 27 consecutive years of increased earnings and 28 consecutive years of increased dividends. In 2002, our stock price was up 18%. Our long-term shareholders have also benefited from an increase in our stock price that is the result of your Board and management's efforts. Your Board has long been committed to corporate accountability and does not accept Mr. Schneider's proposition that anti-takeover protections insulate directors from responsibility. All directors are required to uphold their fiduciary duties to the Company and its shareholders. The Board takes its responsibility to you seriously. We are not aware of any demonstrable link between anti-takeover protections, including a classified board of directors, and a company's financial performance. The interests of our directors are, therefore, aligned with those of the Company and its shareholders.

We do not believe that Mr. Schneider's specific request that the Board consider elimination of our classified board is in your best interests.

The Board of Directors believes that a classified board offers important advantages to shareholders, is in the best interests of the Company and its shareholders, and should not be changed.

We believe that a classified board is advantageous and should not be changed because:

- it protects shareholders against potentially coercive takeover tactics, whereby a party attempts to acquire control of the Company on terms that do not necessarily offer the greatest value to shareholders;
- it helps to ensure that the Board has sufficient time to develop and consider proposals, appropriate strategies and possible alternatives, thereby enhancing its ability to negotiate the best result for all shareholders of the Company;
- it encourages potential acquirers to negotiate directly with the Board, which is the best position to maximize shareholder value from any change-in-control transaction or to oppose a transaction, if it is not in the best interests of the shareholders;
- it enhances continuity and stability in the Company's management and policies;
- it reduces the possibility of a sudden and disruptive change in the composition of the Board and the potential for sudden changes in strategy, policies and business relationships that may result;
- it allows directors to build on their past experience;
- it permits directors to develop knowledge of the industry and the perspective necessary for the development of sound long-term strategic planning; and,
- it allows the Board to provide informed oversight of the Company's policies.

As such, the Board believes that a classified structure is integral to increasing the Company's long-term value to shareholders. In addition, the continuity resulting from a classified board helps the Company to attract and retain qualified individuals willing to commit the time and dedication necessary to understand the Company, its operations and competitive environment.

Our classified board permits shareholders to annually change one-quarter of the directors and thereby substantially change the Board's composition and character. Corporate accountability depends on the selection of responsible and experienced individuals, not on whether they serve terms of one year or more. The Board understands that it must be responsive to shareholders. The Board has taken steps to assure corporate accountability through such measures as maintaining a majority of non-employee directors and having only non-employee directors on the Audit Committee.

Finally, shareholders should be aware that adoption of this proposal would not eliminate board classification and institute the annual election of directors, but would constitute merely a recommendation by the shareholders that the Board consider enacting such a change. Further action by the Board would be required, and shareholders would be required to vote to amend our Articles of Incorporation at a future meeting, incurring additional time and expense for the company.

For the reasons outlined above, the Board believes that anti-takeover protections, including a classified board of directors, is in the best interests of the Company and our shareholders; and, thus, the Board is opposed to the proposal.

Vote Required and Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote on the shareholder's proposal is required to approve the shareholder proposal, which is framed as a "recommendation" to the board. An abstention is treated as being present and entitled to vote on the matter and, therefore, has the effect of a vote against the shareholder proposal. A broker "non-vote" is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the shareholder proposal has been approved.

Your Board of Directors recommends a vote AGAINST the adoption of this shareholder proposal. Proxies solicited by the Board of Directors will be so voted unless shareholders specify otherwise in their proxies.

Electronic Distribution

You may choose to receive future distributions of Harleysville's material (quarterly reports, proxy statements, annual reports, etc.) via E-MAIL. Registered shareholders may go to website **www.InvestPower.com** to enroll. You will be asked to enter the company number and your ten digit account number. If your shares are held by a broker, please follow the broker instructions to receive Harleysville's material electronically or you may go to **www.hncbank.com**, select Investor Information, then click on "E-Mail Notification" from the list at the top of the page. After appropriately completing and submitting the form, you will be notified each time new information is released and becomes available on this website. You will be able to view the documents by clicking on "Documents/Filings" and following instructions, as prompted.

Householding

We have adopted a new procedure approved by the SEC called "householding." Under this procedure, multiple shareholders who share the same last name and address and do not participate in electronic delivery will receive only one copy of the proxy materials, unless they notify us that they wish to continue receiving multiple copies. We have undertaken householding to reduce our printing costs and postage fees.

If you wish to continue to receive multiple copies of the proxy materials at the same address, additional copies will be provided to you upon request. You may request multiple copies by notifying us in writing or by telephone at: Harleysville National Corporation, ATTN: Shareholder Services, 483 Main Street, P.O. Box 195, Harleysville, PA 19438-0195 or telephone 800-423-3955. You may opt-out of householding at any time prior to thirty days before the mailing of proxy materials in March of each year by notifying us at the address above.

If you share an address with another shareholder and currently are receiving multiple copies of the proxy materials, you may request householding by notifying us at the above-referenced address or telephone number.

Legal Proceedings

In the opinion of the management of the corporation, there are no proceedings pending to which the corporation is a party or to which its property is subject, which, if determined adversely to the corporation, would be material in relation to the corporation's undivided profits or financial condition. There are no proceedings pending other than routine litigation incident to the business of the corporation and its banking subsidiaries. In addition, no material proceedings are pending or are known to be threatened or contemplated against the corporation by government authorities.

Annual Report

We enclose a copy of the corporation's annual report for the fiscal year ended December 31, 2002, with this proxy statement. We furnish the annual report for your information only. We have not incorporated the annual report, or any part of the annual report, in this proxy statement. A representative of Grant Thornton LLP will attend the annual meeting and will have the opportunity to make a statement, if he desires to do so, and will be available to respond to any appropriate questions presented by shareholders.

Shareholder Proposals

Any shareholder who, in accordance with and subject to the provisions of the proxy rules of the Securities and Exchange Commission, wishes to submit a proposal for inclusion in the corporation's proxy statement for the 2004 Annual Meeting of Shareholders, must deliver the proposal in writing to the Secretary of the corporation at the principal executive offices of Harleysville National Corporation at 483 Main Street, P.O. Box 195, Harleysville, Pennsylvania 19438-0195, on or before Friday, November 7, 2003.

Additional Information

Any shareholder may obtain a copy of Harleysville National Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, including the financial statements and the schedules thereto, required to be filed with the Securities and Exchange Commission, without charge, by submitting a written request to the Secretary of the corporation, Harleysville National Corporation, 483 Main Street, P.O. Box 195, Harleysville, Pennsylvania 19438-0195, telephone 215-256-8851. You may also view these documents on our website at **www.hncbank.com**, select Investor Information, then click on "Documents/Filings."

Other Matters

The Board of Directors does not know of any matters to be presented for consideration other than the matters described in the accompanying Notice of Annual Meeting of Shareholders, but, if any matters are properly presented, persons named in the accompanying proxy intend to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,

Walter E. Daller, Jr.
Chairman, President
and Chief Executive Officer

Date: March 7, 2003

HARLEYSVILLE NATIONAL CORPORATION

Harleysville National Corporation
483 Main Street
PO Box 195
Harleysville, PA 19438

Shareholder Services
(800) 423-3955

www.hncbank.com

Corporate Information

Copies of the Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K) are available, without charge to shareholders, by going online to *www.hncbank.com* or by writing:

Jo Ann M. Bynon
Corporate Secretary
483 Main Street
PO Box 195
Harleysville, PA 19438

Annual Meeting

The 2003 Annual Meeting of Shareholders of Harleysville National Corporation will be held at Presidential Caterers, Norristown, PA on April 8, 2003, at 9:30 a.m.

NASDAQ Market Makers

As of December 31, 2002, the following firms made a market in the Corporation's common stock:

Janney Montgomery LLC
Ferris, Baker, Watts, Inc.
Legg Mason Wood Walker, Inc.
Ryan Beck & Co., Inc.
Boenning & Scattergood, Inc.

Stock Listing

Harleysville National Corporation common stock is traded over-the-counter under the symbol HNBC. The stock is commonly quoted under NASDAQ National Market Systems. At the close of business on December 31, 2002, there were 3,289 shareholders of record.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment and Stock Purchase Plan. Interested shareholders can obtain more information or register for this service by contacting American Stock Transfer & Trust Company at (800) 278-4353.

Shareholders not participating in the Dividend Reinvestment Plan may opt to have their dividends deposited directly into their checking or savings account at any financial institution participating in the Automated Clearing House (ACH) System. To register, contact American Stock Transfer & Trust Company at (800) 937-5449.

Auditors

Grant Thornton LLP
Two Commerce Square
2001 Market Street
Suite 3100
Philadelphia, PA 19103
(215) 561-4200

Registrar/Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Design

Paskill & Stapleton, Inc.

HARLEYSVILLE NATIONAL CORPORATION
AND ITS WHOLLY OWNED SUBSIDIARIES

www.hncbank.com